     AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 2008.


                                                            FILE NOS. 333-146455

                                                                       811-08369
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM N-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

        Pre-Effective Amendment No. 2                           [X]

        Post-Effective Amendment No.                            [  ]

                                     and/or

                             REGISTRATION STATEMENT
                              UNDER THE INVESTMENT
                              COMPANY ACT OF 1940

             Amendment No. 2                                    [X]

                        (CHECK APPROPRIATE BOX OR BOXES)
                             ---------------------

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                           (Exact Name of Registrant)

                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                              (Name of Depositor)


                                 70 PINE STREET
                            NEW YORK, NEW YORK 10270
             (Address of Depositor's Principal Offices) (Zip Code)

       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (800) 996-9786

                            MALLARY L. REZNIK, ESQ.
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                       C/O AIG RETIREMENT SERVICES, INC.
                       LOS ANGELES, CALIFORNIA 90067-6022
      (Name and Address of Agent for Service for Depositor and Registrant)

Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.


Title of Securities Being Registered: Units of interest in FS Variable Annuity Account Five of First SunAmerica Life Insurance Company under variable annuity contracts.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        FS VARIABLE ANNUITY ACCOUNT FIVE

                             CROSS REFERENCE SHEET

                              PART A -- PROSPECTUS

ITEM NUMBER
IN FORM N-4                                                                              CAPTION
-----------                                                                              -------
1.           Cover Page..................................................  Cover Page
2.           Definitions.................................................  Glossary
3.           Synopsis....................................................  Highlights; Fee Tables; Portfolio
                                                                           Expenses; Examples
4.           Condensed Financial Information.............................  Appendix - Condensed Financial
                                                                           Information
5.           General Description of Registrant, Depositor and Portfolio
             Companies...................................................  The Seasons Elite Variable Annuity;
                                                                           Other Information
6.           Deductions..................................................  Expenses
7.           General Description of Variable Annuity Contracts...........  The Seasons Elite Variable Annuity;
                                                                           Purchasing a Seasons Elite Variable
                                                                           Annuity; Investment Options
8.           Annuity Period..............................................  Income Options
9.           Death Benefit...............................................  Death Benefits
10.          Purchases and Contract Value................................  Purchasing a Variable Annuity
                                                                           Contract
11.          Redemptions.................................................  Access To Your Money
12.          Taxes.......................................................  Taxes
13.          Legal Proceedings...........................................  Legal Proceedings
14.          Table of Contents of Statement of Additional Information....  Table of Contents of Statement of
                                                                           Additional Information

                 PART B -- STATEMENT OF ADDITIONAL INFORMATION

Certain information required in Part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.

ITEM NUMBER
IN FORM N-4                                                                             CAPTION
-----------                                                                             -------
15.          Cover Page................................................  Cover Page
16.          Table of Contents.........................................  Table of Contents
17.          General Information and History...........................  The Seasons Elite Variable Annuity
                                                                         (P);
                                                                         Separate Account; General Account (P);
                                                                         Investment Options (P);
                                                                         Other Information (P)
18.          Services..................................................  Other Information (P)
19.          Purchase of Securities Being Offered......................  Purchasing a Seasons Elite Variable
                                                                         Annuity (P)
20.          Underwriters..............................................  Distribution of Contracts
21.          Calculation of Performance Data...........................  Performance Data
22.          Annuity Payments..........................................  Income Options (P);
                                                                         Income Payments; Annuity Unit Values
23.          Financial Statements......................................  Depositor: Other Information (P);
                                                                         Financial Statements; Registrant:
                                                                         Financial Statements

                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                            (FS Seasons Elite LOGO)
                                   PROSPECTUS
                                February 1, 2008

                   ALLOCATED FIXED AND VARIABLE GROUP ANNUITY
                              issued by Depositor,
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                               in connection with
                        FS VARIABLE ANNUITY ACCOUNT FIVE

THIS VARIABLE ANNUITY HAS SEVERAL INVESTMENT CHOICES -- VARIABLE PORTFOLIOS (WHICH ARE SUBACCOUNTS OF THE SEPARATE ACCOUNT) AND FIXED ACCOUNTS. EACH VARIABLE PORTFOLIO INVESTS EXCLUSIVELY IN SHARES OF THE UNDERLYING FUNDS LISTED BELOW. THE UNDERLYING FUNDS ARE PART OF THE SEASONS SERIES TRUST. YOU CAN INVEST YOUR MONEY INTO ANY ONE OR ALL OF THE VARIABLE PORTFOLIOS AND/OR AVAILABLE FIXED ACCOUNTS.

                                                         SELECT PORTFOLIOS
                               Managed by:
LARGE CAP GROWTH               AIG Global Investment Corp., Goldman Sachs Asset Management, L.P., Janus Capital Management, LLC
LARGE CAP COMPOSITE            AIG Global Investment Corp., AIG SunAmerica Asset Management Corp., T. Rowe Price Associates, Inc.
LARGE CAP VALUE                AIG Global Investment Corp., T. Rowe Price Associates, Inc., Wellington Management Company, LLP
MID CAP GROWTH                 AIG Global Investment Corp., T. Rowe Price Associates, Inc., Wellington Management Company, LLP
MID CAP VALUE                  AIG Global Investment Corp., Goldman Sachs Asset Management, L.P., Lord, Abbett & Co., LLC
SMALL CAP                      AIG Global Investment Corp., AIG SunAmerica Asset Management Corp., ClearBridge Advisors, LLC
INTERNATIONAL EQUITY           AIG Global Investment Corp., Goldman Sachs Asset Management Int'l., Lord, Abbett & Co., LLC
DIVERSIFIED FIXED INCOME       AIG Global Investment Corp., AIG SunAmerica Asset Management Corp.,
                               Wellington Management Company, LLP
STRATEGIC FIXED INCOME         AIG Global Investment Corp., Franklin Advisers, Inc., Western Asset Management Company.
CASH MANAGEMENT                Columbia Management Advisors, LLC

                                                        FOCUSED PORTFOLIOS
                               Managed by:
FOCUS GROWTH                   AIG SunAmerica Asset Management Corp., Janus Capital Management, LLC., Marsico Capital Management,
                               LLC
FOCUS GROWTH AND INCOME        AIG SunAmerica Asset Management Corp., Marsico Capital Management, LLC., Thornburg Investment
                               Management, Inc.
FOCUS VALUE                    J.P. Morgan Investment Management, Inc., Northern Trust Investments, N.A., Third Avenue Management
                               LLC
FOCUS TECHNET                  AIG SunAmerica Asset Management Corp., BAMCO, RCM Capital Management, LLC

                                               SEASONS MANAGED ALLOCATION PORTFOLIOS
                               Managed by:
ALLOCATION GROWTH              Ibbotson Associates Advisors, LLC
ALLOCATION MODERATE GROWTH
ALLOCATION MODERATE
ALLOCATION BALANCED

                                                        SEASONS STRATEGIES
                               Managed by:
                               AIG SunAmerica Asset Management Corp., Janus Capital Management, LLC, Lord, Abbett & Co., LLC,
                               Putnam Investment Management, Inc., T. Rowe Price Associates, Inc., and Wellington Management
                               Company, LLP
GROWTH STRATEGY                (which invests in Stock Portfolio, Asset Allocation: Diversified Growth Portfolio and Multi-Managed
                               Growth Portfolio)
MODERATE GROWTH STRATEGY       (which invests in Stock Portfolio, Asset Allocation: Diversified Growth Portfolio and Multi-Managed
                               Moderate Growth Portfolio)
BALANCED GROWTH STRATEGY       (which invests in Stock Portfolio, Asset Allocation: Diversified Growth Portfolio and Multi-Managed
                               Income/ Equity Portfolio)
CONSERVATIVE GROWTH STRATEGY   (which invests in Stock Portfolio, Asset Allocation: Diversified Growth Portfolio and Multi-Managed
                               Income Portfolio)

Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the variable annuity.

To learn more about the annuity offered in this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated February 1, 2008. The SAI has been filed with the United States Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. For a free copy of the SAI, call us at (800) 99NY-SUN or write to us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by the Company.

ANNUITIES INVOLVE RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

GLOSSARY....................................................    3
HIGHLIGHTS..................................................    4
FEE TABLE...................................................    6
    Maximum Owner Transaction Expenses......................    6
    Separate Account Annual Expenses........................    6
    Additional Optional Feature Fees........................    6
    Underlying Fund Expenses................................    7
MAXIMUM AND MINIMUM EXPENSE EXAMPLES........................    8
THE SEASONS ELITE VARIABLE ANNUITY..........................    9
PURCHASING A SEASONS ELITE VARIABLE ANNUITY.................   10
    Allocation of Purchase Payments.........................   10
    Accumulation Units......................................   11
    Right to Examine........................................   12
    Exchange Offers.........................................   12
INVESTMENT OPTIONS..........................................   12
    Variable Portfolios.....................................   13
    Select Portfolios.......................................   14
    Focused Portfolios......................................   14
    Seasons Managed Allocation Portfolios...................   14
    Seasons Strategies......................................   15
    Seasons Strategy Rebalancing............................   16
    Substitution, Addition or Deletion of Variable
     Portfolios.............................................   18
    Fixed Accounts..........................................   18
    Dollar Cost Averaging Fixed Accounts....................   18
    Dollar Cost Averaging Program...........................   19
    Transfers During the Accumulation Phase.................   20
    Automatic Asset Rebalancing Program.....................   22
    Return Plus Program.....................................   23
    Voting Rights...........................................   23
ACCESS TO YOUR MONEY........................................   23
    Free Withdrawal Provision...............................   23
    Systematic Withdrawal Program...........................   25
    Nursing Home Waiver.....................................   25
    Minimum Contract Value..................................   25
    Qualified Contract Owners...............................   25
OPTIONAL LIVING BENEFITS....................................   26
    MarketLock For Life Plus................................   26
    MarketLock and MarketLock For Two.......................   36
    Seasons Income Rewards..................................   46
    Seasons Promise.........................................   51
DEATH BENEFIT...............................................   53
    Death Benefits Defined Terms............................   54
    Death Benefit Options...................................   54
    Standard Death Benefit..................................   55
    Optional Maximum Anniversary Value Option...............   55
    Spousal Continuation....................................   55
EXPENSES....................................................   56
    Separate Account Expenses...............................   56
    Withdrawal Charges......................................   56
    Underlying Fund Expenses................................   57
    Contract Maintenance Fee................................   57
    Transfer Fee............................................   57
    Optional MarketLock For Life Plus Fee...................   57
    Optional MarketLock Fee.................................   58
    Optional MarketLock Fee For Two.........................   58
    Optional Seasons Income Rewards Fee.....................   58
    Optional Seasons Promise Fee............................   59
    Optional Maximum Anniversary Value Death Benefit Fee....   59
    Income Taxes............................................   59
    Reduction or Elimination of Fees and Expenses and
     Additional Amounts Credited............................   59
INCOME OPTIONS..............................................   59
    Annuity Date............................................   59
    Annuity Income Options..................................   60
    Transfers During the Income Phase.......................   61
    Deferment of Payments...................................   62
TAXES.......................................................   62
    Annuity Contracts in General............................   62
    Tax Treatment of Distributions - Non-Qualified
     Contracts..............................................   62
    Tax Treatment of Distributions - Qualified Contracts....   63
    Minimum Distributions...................................   65
    Tax Treatment of Death Benefits.........................   65
    Tax Treatment of Optional Living Benefits...............   65
    Contracts Owned by a Trust or Corporation...............   66
    Gifts, Pledges and/or Assignments of a Contract.........   66
    Diversification and Investor Control....................   66
OTHER INFORMATION...........................................   67
    First SunAmerica........................................   67
    The Distributor.........................................   67
    The Separate Account....................................   67
    The General Account.....................................   67
    Payments in Connection with Distribution of the
     Contract...............................................   67
    Administration..........................................   69
    Legal Proceedings.......................................   69
    Financial Statements....................................   69
    Registration Statements.................................   70
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION....   71
APPENDIX A - CONDENSED FINANCIAL INFORMATION................  A-1
APPENDIX B - DEATH BENEFITS FOLLOWING SPOUSAL
  CONTINUATION..............................................  B-1
APPENDIX C - OPTIONAL LIVING BENEFITS EXAMPLES..............  C-1

GLOSSARY
--------------------------------------------------------------------------------

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

ACCUMULATION PHASE - The period during which you invest money in your contract.

ACCUMULATION UNITS - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

ANNUITANT - The person on whose life we base annuity income payments after you begin the Income Phase.

ANNUITY DATE - The date you select on which annuity income payments begin.

ANNUITY UNITS - A measurement we use to calculate the amount of annuity income payments you receive from the variable portion of your contract during the Income Phase.

BENEFICIARY - The person you designate to receive any benefits under the contract if you or the Annuitant dies.

COMPANY - Refers to First SunAmerica Life Insurance Company, the insurer that issues this contract. The term "we," "us," "our," and "First SunAmerica Life" are also used to identify the Company.

CONTINUING SPOUSE - Spouse of original contract owner at the time of death who elects to continue the contract after the death of the original contract owner.

FIXED ACCOUNT - An account, if available, that we may offer in which you may invest money and earn a fixed rate of return.

GOOD ORDER - Fully and accurately completed forms applicable to any given transaction or request received by us.

INCOME PHASE - The period beginning on the Annuity Date during which we make annuity income payments to you.

LATEST ANNUITY DATE - Your 90th birthday or tenth contract anniversary, whichever is later.

MARKET CLOSE - The close of the New York Stock Exchange, usually at 1:00 p.m. Pacific Time.

NON-QUALIFIED (CONTRACT) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").

NYSE - New York Stock Exchange

OWNER - The person or entity (if a non-natural owner) with an interest or title to this contract. The term "you" or "your" are also used to identify the Owner.

PURCHASE PAYMENTS - The money you give us to buy and invest in the contract.

QUALIFIED (CONTRACT) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or IRA.

SEPARATE ACCOUNT - A segregated asset account maintained by the Company separately from the Company's general account. The Separate Account is divided into Variable Portfolios.

TRUST - Refers to the Seasons Series Trust.

UNDERLYING FUNDS - The underlying investment portfolios of the Trust in which the Variable Portfolios invest.

VARIABLE PORTFOLIO(S) - Refers to the Select Portfolios, Focused Portfolios, Managed Allocation Portfolios and/or Seasons Strategies. The Variable Portfolios invest in the Underlying Funds of the Seasons Series Trust.

HIGHLIGHTS
--------------------------------------------------------------------------------

The Seasons Elite Variable Annuity is a contract between you and First SunAmerica Life. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in a variety of Variable Portfolios and Fixed Accounts. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving annuity income payments from your annuity to provide for your retirement.

RIGHT TO EXAMINE: If you cancel your contract within 10 days after receiving it, we will cancel the contract without charging a withdrawal charge. You will receive the greater of Purchase Payments or the value of your contract on the day that we receive your request. The amount refunded may be more or less than your original Purchase Payment. PLEASE SEE PURCHASING A SEASONS ELITE VARIABLE ANNUITY AND RIGHT TO EXAMINE IN THE PROSPECTUS.

EXPENSES: There are fees and charges associated with the contract. Each year, we deduct a $35 contract maintenance fee from your contract, which is currently waived for contracts of $50,000 or more. We also deduct separate account charges, which equal 1.55% annually of the average daily value of your contract allocated to the Variable Portfolios. There are investment charges on amounts invested in the Variable Portfolios, including 12b-1 fees of 0.25%. If you elect optional features available under the contract, we may charge additional fees for those features. A separate withdrawal charge schedule applies to each Purchase Payment. Withdrawal charges no longer apply to a Purchase Payment that has been in the contract for four complete years. PLEASE SEE THE FEE TABLE, PURCHASING A SEASONS ELITE VARIABLE ANNUITY AND EXPENSES IN THE PROSPECTUS.

ACCESS TO YOUR MONEY: You may withdraw money from your contract during the Accumulation Phase. If you make a withdrawal, earnings are deemed to be withdrawn first. You will pay income tax on earnings and untaxed contributions when you withdraw them. Annuity Income Payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a withdrawal charge may apply. PLEASE SEE ACCESS TO YOUR MONEY AND TAXES IN THE PROSPECTUS.

OPTIONAL LIVING BENEFITS: You may elect one of the optional living benefits available under your contract for an additional fee. These living benefits are designed to protect a portion of your investment in the event your contract value declines due to unfavorable investment performance during the Accumulation Phase and before a death benefit is payable. In addition, some of these features can provide a guaranteed income stream that may last as long as you live. PLEASE SEE OPTIONAL LIVING BENEFITS IN THE PROSPECTUS.

DEATH BENEFITS: A death benefit feature is available under the contract to protect your Beneficiaries in the event of your death during the Accumulation Phase. PLEASE SEE DEATH BENEFITS IN THE PROSPECTUS.

ANNUITY INCOME OPTIONS: When you are ready to begin taking annuity income payments, you can choose to receive annuity income payments on a variable basis, fixed basis or a combination of both. You may also choose from five different annuity income options, including an option for annuity income that you cannot outlive. PLEASE SEE ANNUITY INCOME OPTIONS IN THE PROSPECTUS.

INQUIRIES: If you have questions about your contract, call your financial representative or contact us at First SunAmerica Life Insurance Company Annuity Service Center, P.O. Box 54299 Los Angeles, California 90054-0299. Telephone
Number: (800) 99NY-SUN.

PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS IN THE PROSPECTUS FOR THE ADDRESS TO WHICH YOU MUST SEND PURCHASE PAYMENTS.

THE COMPANY OFFERS SEVERAL DIFFERENT VARIABLE ANNUITY CONTRACTS TO MEET THE DIVERSE NEEDS OF OUR INVESTORS. OUR CONTRACTS MAY PROVIDE DIFFERENT FEATURES, BENEFITS, PROGRAMS AND INVESTMENT OPTIONS OFFERED AT DIFFERENT FEES AND EXPENSES. WHEN WORKING WITH YOUR FINANCIAL REPRESENTATIVE TO DETERMINE THE BEST PRODUCT TO MEET YOUR NEEDS, YOU SHOULD CONSIDER AMONG OTHER THINGS, WHETHER THE FEATURES OF THIS CONTRACT AND THE RELATED FEES PROVIDE THE MOST APPROPRIATE PACKAGE TO HELP YOU MEET YOUR RETIREMENT SAVINGS GOALS.

IF YOU WOULD LIKE MORE INFORMATION REGARDING HOW MONEY IS SHARED AMONGST OUR BUSINESS PARTNERS, INCLUDING BROKER-DEALERS THROUGH WHICH YOU MAY PURCHASE A VARIABLE ANNUITY AND FROM CERTAIN INVESTMENT ADVISERS OF THE UNDERLYING FUNDS, SEE THE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT SECTION UNDER OTHER INFORMATION.

PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF INVESTING.

FEE TABLE
--------------------------------------------------------------------------------

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS OR SURRENDER THE CONTRACT.

MAXIMUM OWNER TRANSACTION EXPENSES

Maximum Withdrawal Charges
(as a percentage of each Purchase Payment)(1)...............   7%

TRANSFER FEE
$25 per transfer after the first 15 transfers in any contract year.

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING UNDERLYING FUND EXPENSES WHICH ARE OUTLINED IN THE NEXT SECTION.

CONTRACT MAINTENANCE FEE(2).................................  $35

SEPARATE ACCOUNT ANNUAL EXPENSES
(deducted from the average daily ending net asset value allocated to the Variable Portfolio)

Separate Account Charge(3)..................................  1.55%
Optional Maximum Anniversary Value Death Benefit Fee........  0.20%
                                                              -----
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES......................  1.75%

ADDITIONAL OPTIONAL FEATURE FEES
You may elect only one of the following optional living benefit features:
MarketLock For Life Plus, MarketLock, MarketLock For Two, Seasons Income Rewards or Seasons Promise described below.

OPTIONAL MARKETLOCK FOR LIFE PLUS FEE(4)
(calculated as a percentage of the Benefit Base)

                                                       ALL YEARS IN WHICH THE
MARKETLOCK FOR LIFE PLUS OPTIONS                       FEATURE IS IN EFFECT                                   ANNUALIZED FEE
--------------------------------                       ----------------------                                 --------------
Option 1                                               For One Covered Person                                   0.65%
                                                       For Two Covered Persons                                  0.90%

Option 2                                               For One Covered Person                                   0.75%
                                                       For Two Covered Persons                                  1.00%

OPTIONAL MARKETLOCK FEE(5)

(calculated as a percentage of the MAV Benefit Base)

                                                              ANNUALIZED FEE
                                                              --------------
All years in which the feature is in effect.................      0.65%

OPTIONAL MARKETLOCK FOR TWO FEE(5)

(calculated as a percentage of the MAV Benefit Base)

ALL YEARS IN WHICH THE FEATURE IS IN EFFECT                   ANNUALIZED FEE
-------------------------------------------                   --------------
Prior to Any Withdrawal.....................................      0.40%
After the First Withdrawal..................................      0.80%

OPTIONAL SEASONS INCOME REWARDS FEE

(calculated as a percentage of your Purchase Payments received in the first 90 days, adjusted for withdrawals)

CONTRACT YEAR                                                 ANNUALIZED FEE
-------------                                                 --------------
0-7.........................................................      0.65%
8-10........................................................      0.45%
11+.........................................................       none

OPTIONAL SEASONS PROMISE FEE(6)
(calculated as a percentage of contract value minus Purchase Payments received after the 90th day since the contract issue date)

CONTRACT YEAR                                                 ANNUALIZED FEE
-------------                                                 --------------
0-5.........................................................      0.65%
6-10........................................................      0.45%
11+.........................................................       none

UNDERLYING FUND EXPENSES(AS OF MARCH 31, 2007)

THE FOLLOWING SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE UNDERLYING FUNDS OF THE TRUST, BEFORE ANY WAIVERS OR REIMBURSEMENTS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING THE UNDERLYING FUNDS' EXPENSES IS CONTAINED IN THE PROSPECTUS FOR THE TRUST. PLEASE READ IT CAREFULLY BEFORE INVESTING.

TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES                                                  MINIMUM   MAXIMUM
-----------------------------------------------                                                  -------   -------
(expenses that are deducted from Underlying Funds, including management fees, other expenses
and 12b-1 fees)................................................................................   0.81%     1.75%

FOOTNOTES TO THE FEE TABLE:

(1) Withdrawal Charge Schedule (as a percentage of each Purchase Payment) declines over 4 years as follows:

YEARS SINCE RECEIPT OF PURCHASE PAYMENT:....................   1     2     3     4    5+
                                                              7%    6%    6%    5%    0%

(2) The contract maintenance fee may be waived if contract value is $50,000 or more.

(3) If you do not elect any optional features, your total separate account expense would be 1.55%.

(4) MarketLock For Life Plus is an optional guaranteed minimum withdrawal benefit. The Benefit Base is initially equal to Purchase Payments made in the first contract year plus Purchase Payments made in contract years 2-5 capped each year at 100% of the Purchase Payments made in the first year, adjusted for excess withdrawals during the applicable period. Thereafter, on each contract anniversary during the first 10 contract years, the Benefit Base is increased to the greater of (a) or (b) where (a) is the highest contract anniversary value (less Purchase Payments in excess of the annual cap in contract years 2-5 and all Purchase Payments made after the first five years) and (b) is the current Benefit Base plus a bonus, if eligible; and adjusted for excess withdrawals during the applicable period. The annualized fee is deducted from the portion of your contract value allocated to the Variable Portfolios at the end of the first quarter following election and quarterly thereafter. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in Variable Portfolios which in total equal the amount of the fee. Excess withdrawals refer to amounts exceeding the maximum annual amount available at the time of withdrawal under this feature.

(5) MarketLock, and MarketLock For Two are optional guaranteed minimum withdrawal benefits. The MAV Benefit Base equals the greater of (a) Purchase Payments made in the first two years, or (b) the highest contract anniversary value (less Purchase Payments made after the first two years) during the period in which anniversary values are being considered, each adjusted only for excess withdrawals during the applicable period. The applicable annualized fee is deducted from the portion of your contract value allocated to the Variable Portfolios at the end of the first quarter following election and quarterly thereafter. The fee is deducted proportionately from your contract value by redeeming Accumulation Units invested in Variable Portfolios which in total equal the amount of the fee.

(6) Seasons Promise is an optional guaranteed minimum accumulation benefit. The annualized fee is deducted from the portion of your contract value allocated to the Variable Portfolios at the end of the first quarter following election and quarterly thereafter. The fee is deducted proportionately from contract value by redeeming Accumulation Units invested in Variable Portfolios which in total equal the amount of the fee.

MAXIMUM AND MINIMUM EXPENSE EXAMPLES
--------------------------------------------------------------------------------

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, the contract maintenance fee if any, separate account annual expenses, available optional feature fees and Underlying Fund expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated; that your investment has a 5% return each year; and you incur the maximum and minimum fees and expenses of the Underlying Fund. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be:

MAXIMUM EXPENSE EXAMPLES
(assuming maximum separate account annual expenses of 1.75%, including the optional enhanced death benefit, the optional MarketLock For Life Plus feature (1.00%) and investment in an Underlying Fund with total expenses of 1.75%)

(1) If you surrender your contract at the end of the applicable time period:

1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------
$1,156   $1,974    $2,301     $4,654

(2) If you annuitize your contract at the end of the applicable time period(4):

1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------
 $456    $1,374    $2,301     $4,654

(3) If you do not surrender your contract:

1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------
 $456    $1,374    $2,301     $4,654

MINIMUM EXPENSE EXAMPLES
(assuming minimum separate account annual expenses of 1.55%, no election of optional features and investment in an Underlying Fund with total expenses of 0.81%)

(1) If you surrender your contract at the end of the applicable time period:

1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------
 $944    $1,351    $1,285     $2,746

(2) If you annuitize your contract at the end of the applicable time period:

1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------
 $244     $751     $1,285     $2,746

(3) If you do not surrender your contract:

1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------
 $244     $751     $1,285     $2,746

                     EXPLANATION OF FEE TABLE AND EXAMPLES

1. The purpose of the Fee Table and Expense Examples is to show you the various fees and expenses you would incur directly and indirectly by investing in this variable annuity contract. The Fee Table and Expense Examples represent both fees of the separate account as well as the maximum and minimum total annual Underlying Fund operating expenses. We converted the contract maintenance fee to a percentage (0.05%). The actual impact of the contract maintenance fee may differ from this percentage and may be waived for contract values over $50,000. Additional information on the Underlying Fund fees can be found in the Trust prospectuses.

2. In addition to the stated assumptions, the Expense Examples also assume that no transfer fees were imposed.

3. If you elected other optional features, your expenses would be lower than those shown in these Maximum Expense Examples. The Maximum Expense Examples assume that the Benefit Base, which is used to calculate the fee, equals contract value and that no withdrawals are taken during the stated period.

4. You do not pay fees for optional features once you begin the Income Phase (annuitize your contract); therefore, your expenses will be lower than those shown here. PLEASE SEE INCOME OPTIONS BELOW.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.

CONDENSED FINANCIAL INFORMATION APPEARS IN THE CONDENSED FINANCIAL INFORMATION APPENDIX OF THIS PROSPECTUS.

THE SEASONS ELITE VARIABLE ANNUITY
--------------------------------------------------------------------------------

When you purchase a variable annuity, a contract exists between you and an insurance company. You are the owner of the contract. The contract provides several benefits:

     - OPTIONAL LIVING BENEFIT: If you elect an optional living benefit, the insurance company guarantees to protect a portion of your investment in the event your contract value declines due to unfavorable investment performance and may provide a guaranteed income stream or other benefits.

     - DEATH BENEFIT: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

     - GUARANTEED INCOME: Once you begin the Income Phase, you receive a stream of annuity income payments for your lifetime, or another available period you select.

     - TAX DEFERRAL: This means that you do not pay taxes on your earnings from the contract until you withdraw them.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawal. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits, which may be valuable to you. You should fully discuss this decision with your financial representative.

This variable annuity was developed to help you contribute to your retirement savings. This variable annuity works in two stages: the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make Purchase Payments into the contract. The Income Phase begins after the specified waiting period when you start taking annuity income payments.

The contract is called a "variable" annuity because it allows you to invest in Variable Portfolios which, like mutual funds, have different investment objectives and performance. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest.

Fixed Accounts, if available, earn interest at a rate set and guaranteed by the Company. If you allocate money to a Fixed Account, the amount of money that accumulates in the contract depends on the total interest credited to the particular Fixed Account in which you invest.

For more information on investment options available under this contract, SEE INVESTMENT OPTIONS BELOW.

This annuity is designed to assist in contributing to retirement savings of investors whose personal circumstances allow for a long-term investment horizon. As a function of the Internal Revenue Code ("IRC"), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. SEE TAXES BELOW. Additionally, you will be charged a withdrawal charge on each Purchase Payment withdrawn prior to the end of the applicable withdrawal charge period, SEE FEE TABLE ABOVE. Because of these potential penalties, you should fully discuss all of the benefits and risks of this contract with your financial representative prior to purchase.

PURCHASING A SEASONS ELITE VARIABLE ANNUITY
--------------------------------------------------------------------------------
An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.

The following chart shows the minimum initial and subsequent Purchase Payments permitted under your contract. These amounts depend upon whether a contract is Qualified or Non-qualified for tax purposes. FOR FURTHER EXPLANATION, SEE TAXES BELOW.

                                      MINIMUM        MINIMUM AUTOMATIC
               MINIMUM INITIAL       SUBSEQUENT         SUBSEQUENT
               PURCHASE PAYMENT   PURCHASE PAYMENT   PURCHASE PAYMENT
               ----------------   ----------------   -----------------
Qualified          $ 4,000              $250               $100
Non-Qualified      $10,000              $500               $100

Once you have contributed at least the minimum initial Purchase Payment, you can establish an automatic payment plan that allows you to make subsequent Purchase Payments of as little as $100.
We reserve the right to refuse any Purchase Payment. Furthermore, we reserve the right to require Company approval prior to accepting Purchase Payments greater than $1,500,000. For contracts owned by a non-natural owner, we reserve the right to require prior Company approval to accept Purchase Payments greater than $250,000. Purchase Payments that would cause total Purchase Payments in all contracts issued by the Company or its affiliate, AIG SunAmerica Life Assurance Company, to the same owner and/or Annuitant to exceed these limits may also be subject to Company pre-approval. For any contracts that meet or exceed these dollar amount limitations, we further reserve the right to limit the death benefit amount payable in excess of contract value at the time we receive all required paperwork and satisfactory proof of death. In addition, for any contracts that meet or exceed these dollar amount limitations, we further reserve the right to impose certain limitations on available living benefits under the contract. The terms creating any limit on the maximum death or living benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.

MAXIMUM ISSUE AGE

We may not issue a contract to anyone age 86 or older on the contract issue date. We may not accept subsequent Purchase Payments from contract owners age 86 or older. In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the IRS is being made. If we learn of a misstatement of age, we reserve the right to fully pursue our remedies including termination of the contract and/or revocation of any age-driven benefits.

JOINT OWNERSHIP AND ASSIGNMENT OF THE CONTRACT

We allow this contract to be jointly owned. We require that the joint owners be spouses. The age of the older owner is used to determine the availability of most age driven benefits. The addition of a joint owner after the contract has been issued is contingent upon prior review and approval by the Company.

You may assign this contract before beginning the Income Phase by sending a written request to us at the Annuity Service Center for an assignment. Your rights and those of any other person with rights under this contract will be subject to the assignment. We reserve the right not to recognize assignments if it changes the risk profile of the owner of the contract, as determined in our sole discretion. Please see the Statement of Additional Information for details on the tax consequences of an assignment. You should consult a qualified tax advisor before assigning the contract.

ALLOCATION OF PURCHASE PAYMENTS
In order to issue your contract, we must receive your initial Purchase Payment and all required paperwork in Good Order, including Purchase Payment allocation instructions at our Annuity Service Center. We will accept initial and subsequent Purchase Payments by electronic transmission from certain broker-dealer firms. In connection with arrangements we have to transact business electronically, we may have agreements in place whereby your broker-dealer may be deemed our agent for receipt of your Purchase Payments. Thus, if we have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will be priced as of the time they are received by the broker-dealer. However, if we do not have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will not be priced until they are received by us.

An initial Purchase Payment will be priced within two business days after it is received by us in Good Order if the Purchase Payment is received before Market Close. If the initial Purchase Payment is received in Good Order after Market Close, the initial Purchase Payment will be priced within two business days after the next business day. We allocate your initial Purchase Payments as of the date such Purchase Payments are priced. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within 5 business days, we will send your money back to you, or ask your permission to keep your money until we get the information necessary to issue the contract.

Any subsequent Purchase Payment will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the subsequent Purchase Payment is received in Good Order after Market Close, it will be priced as of the next business day. We invest your subsequent Purchase Payments in the Variable Portfolios and Fixed Accounts according to any allocation instructions that accompany the subsequent Purchase Payment. If we receive a Purchase Payment without allocation instructions, we will invest the money according to your allocation instructions on file.

Purchase Payments submitted by check can only be accepted by the Company at the following Payment Centers with the following address:

First SunAmerica Life Insurance Company
P.O. Box 100357
Pasadena, CA 91189-0357

Purchase payments sent to the Annuity Service Center will be forwarded and priced when received at the Payment Center.

Overnight deliveries of Purchase Payments can only be accepted at the following address:

JP Morgan Chase National Processing Center
Lock Box 100357
Building #6, Suite 120
2710 Media Center Drive
Los Angeles, CA 90065-0357

Delivery of Purchase Payments to any other address will result in a delay in crediting your contract until the Purchase Payment is received at the Payment Center.

ACCUMULATION UNITS
When you allocate a Purchase Payment to the Variable Portfolios, we credit your contract with Accumulation Units of the Separate Account. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day we receive your money if we receive it before that day's Market Close, or on the next business day's unit value if we receive your money after that day's Market Close. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios.

We calculate the value of an Accumulation Unit each day that the NYSE is open as follows:

     1. We determine the total value of money invested in a particular Variable Portfolio;

     2. We subtract from that amount all applicable daily asset based charges;
        and

     3. We divide this amount by the number of outstanding Accumulation Units.

We determine the number of Accumulation Units credited to your contract by dividing the Purchase Payment by the Accumulation Unit value for the specific Variable Portfolio.

     EXAMPLE:

     We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to Variable Portfolio A. We determine that the value of an Accumulation Unit for Variable Portfolio A is $11.10 at

     Market Close on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for Variable Portfolio A.

RIGHT TO EXAMINE
You may cancel your contract within ten days after receiving it. To cancel, you must mail the contract along with your free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.

If you decide to cancel your contract during the free look period, generally we will refund the greater of: (1) the contract value on the day we receive your request or (2) your Purchase Payment.

All contracts issued as an IRA require the full return of Purchase Payments upon a free look. With respect to those contracts, we reserve the right to invest your money in the Cash Management Variable Portfolio during the free look period and will allocate your money according to your instructions at the end of the applicable free look period. Currently, we do not put your money in the Cash Management Variable Portfolio during the free look period unless you allocate your money to it. If your contract was issued as an IRA and you cancel your contract during the free look period, we return the greater of (1) your Purchase Payments; or (2) the value of your contract.

EXCHANGE OFFERS
From time to time, we allow you to exchange an older variable annuity issued by the Company or one of its affiliates, for a newer product with different features and benefits issued by the Company or one of its affiliates. Such an exchange offer will be made in accordance with applicable federal securities laws and state insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made.

INVESTMENT OPTIONS
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The contract offers Variable Portfolios and, if available, Fixed Accounts. We designed the contract to meet your varying investment needs over time. You can achieve this by using the Variable Portfolios alone or in concert with the Fixed Accounts. The Variable Portfolios are only available through the purchase of certain variable annuities. A mixture of your investment in the Variable Portfolios and Fixed Accounts may lower the risk associated with investing only in a Variable Portfolio.
The Variable Portfolios offered through this contract are selected by us and we may consider various factors in the selection process, including but not limited to: asset class coverage, the strength of the subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor we may consider is whether the Underlying Fund or its service providers (i.e., the subadviser(s)) or their affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether the Underlying Fund's service providers have affiliates that can provide marketing and distribution support for sales of the contract. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

We review the Variable Portfolios periodically and may make changes if we determine that a Variable Portfolio no longer satisfies one or more of the selection criteria and/or if the Variable Portfolio has not attracted significant allocations from contract owners. We have included the Seasons Series Trust at least in part because they are managed by AIG SunAmerica Asset Management Corp., our affiliate.

You are responsible for allocating Purchase Payments to the Variable Portfolios as is appropriate for your own individual circumstances, investment goals, financial situation and risk tolerance. You should periodically review your allocations and values to ensure they continue to suit your needs. You bear the risk of any decline in contract value resulting from the performance of the Variable Portfolios you have selected. In making your investment selections, you should investigate all information available to you including the Underlying Fund's prospectus, statement of additional information and annual and semi-annual reports.

We do not provide investment advice, nor do we recommend or endorse any particular Variable Portfolio. The Variable Portfolios along with their respective advisers are listed below.

VARIABLE PORTFOLIOS
Each of the Variable Portfolios invests in Underlying Funds of the Seasons Series Trust. AIG SunAmerica Asset Management Corp. ("AIG SAAMCo"), an affiliate of the Company, manages the Seasons Series Trust. AIG SAAMCo is the investment adviser to the Seasons Series Trust and has engaged subadvisers to provide investment advice for certain of the Underlying Funds.

Special note should be taken of the similarities and differences between the Seasons Managed Allocation Portfolios and the Seasons Strategies, described in detail below. Each alternative reflects an allocation model. The Seasons Managed Allocation Portfolios differ from the Seasons Strategies in the following respects. A professional manager actively manages the Seasons Managed Allocation Portfolios' investments in the Select and Focused Portfolios. The Seasons Strategies are limited to investment in the specified funds of the Seasons Series Trust with a pre-determined target asset allocation mix that does not change over the life of the contract. Thus, the Seasons Managed Allocation Portfolios are responsive to changing market conditions, and current judgments of professional management, while the Seasons Strategies assume that the pre-determined asset allocation mix will continue to be consistent with its risk objective. Please read the descriptions of each alternative carefully for more details.

YOU SHOULD READ THE PROSPECTUS FOR THE SEASONS SERIES TRUST CAREFULLY BEFORE INVESTING. THE TRUST PROSPECTUS WHICH IS ATTACHED HERETO CONTAINS DETAILED INFORMATION ABOUT THE UNDERLYING FUNDS INCLUDING INVESTMENT OBJECTIVE, GOALS AND RISK FACTORS.
Each Variable Portfolio and its respective managers are:

SELECT PORTFOLIOS

LARGE CAP GROWTH            AIG Global Investment Corp. ("AIGGIC"), Goldman Sachs Asset
                            Management, L.P. ("GSAM"), Janus Capital Management, LLC.
                            ("Janus")
LARGE CAP COMPOSITE         AIGGIC, AIG SAAMCo, T. Rowe Price Associates, Inc. ("T. Rowe
                            Price")
LARGE CAP VALUE             AIGGIC, T. Rowe Price, Wellington Management Company, LLP
                            ("Wellington Management")
MID CAP GROWTH              AIGGIC, T. Rowe Price, Wellington Management
MID CAP VALUE               AIGGIC, GSAM, Lord, Abbett & Co., LLC ("Lord Abbett")
SMALL CAP                   AIGGIC, AIG SAAMCo, ClearBridge Advisors, LLC
INTERNATIONAL EQUITY        AIGGIC, Goldman Sachs Asset Management Int'l., Lord Abbett
DIVERSIFIED FIXED INCOME    AIGGIC, AIG SAAMCo, Wellington Management
STRATEGIC FIXED INCOME      AIGGIC, Franklin Advisers, Inc., Western Asset Management
                            Company
CASH MANAGEMENT             Columbia Management Advisors, LLC

FOCUSED PORTFOLIOS

FOCUS GROWTH                AIG SAAMCo, Janus, Marsico Capital Management, LLC
                            ("Marsico")
FOCUS GROWTH AND INCOME     AIG SAAMCo, Marsico, Thornburg Investment Management, Inc.
FOCUS VALUE                 J.P. Morgan Investment Management, Inc. ("JP Morgan"),
                            Northern Trust Investments, N.A. ("Northern Trust"), Third
                            Avenue Management LLC
FOCUS TECHNET               AIG SAAMCo, BAMCO, RCM Capital Management, LLC

SEASONS MANAGED ALLOCATION PORTFOLIOS

Managed by: Ibbotson Associates Advisors, LLC ("Ibbotson")

ALLOCATION GROWTH
ALLOCATION MODERATE GROWTH
ALLOCATION MODERATE
ALLOCATION BALANCED

SEASONS STRATEGIES

Managed by: AIG SAAMCo, Janus, Lord Abbett, Putnam, T. Rowe Price, Wellington Management

GROWTH STRATEGY                     (which invests in Stock Portfolio, Asset Allocation:
                                    Diversified Growth Portfolio and Multi-Managed Growth
                                    Portfolio)

MODERATE GROWTH STRATEGY            (which invests in Stock Portfolio, Asset Allocation:
                                    Diversified Growth Portfolio and Multi-Managed Moderate
                                    Growth Portfolio)

BALANCED GROWTH STRATEGY            (which invests in Stock Portfolio, Asset Allocation:
                                    Diversified Growth Portfolio and Multi-Managed Income/Equity
                                    Portfolio)

CONSERVATIVE GROWTH STRATEGY        (which invests in Stock Portfolio, Asset Allocation:
                                    Diversified Growth Portfolio and Multi-Managed Income
                                    Portfolio)

SELECT PORTFOLIOS
The Select Portfolios each have a distinct investment objective, utilizing a disciplined investing style to achieve its objective. Each Select Portfolio invests in an Underlying Fund of the Seasons Series Trust. Except for the Cash Management Variable Portfolio, each Select Portfolio is multi-managed by a team of three subadvisers. One component of each Select Portfolio invests in a passively managed component that tracks a particular target index or subset of an index. The other two components are actively managed with the exception of the Diversified Fixed Income and Strategic Fixed Income Portfolios which do not have a passively managed component but three components which are all actively managed. The passively managed component of each Select Portfolio is intended to balance some of the risks associated with an actively traded portfolio. Please see the attached Seasons Series Trust prospectus for additional information regarding the management of the Select Portfolios.

FOCUSED PORTFOLIOS

Each multi-managed Focused Portfolio offers you at least three different professional managers. Each professional manager advises a separate portion of the Focused Portfolio. Each manager actively selects a limited number of stocks that represent their best stock selections. This approach to investing results in a more concentrated portfolio, which will be less diversified than the Select Portfolios, and may be subject to greater market risks.

SEASONS MANAGED ALLOCATION PORTFOLIOS
Each Seasons Managed Allocation Portfolio has a different investment goal and is structured as a "fund-of-funds," which means that it pursues its investment goal by investing its assets in a combination of the Select Portfolios and the Focused Portfolios. A fund-of-funds strategy generally offers investors an efficient means of diversification among a number of mutual funds while obtaining professional management in determining which funds to select, how much of their assets to commit to each fund, and when to make that selection.

Each Seasons Managed Allocation Portfolio is managed by a professional manager, Ibbotson Associates Advisors, LLC ("Ibbotson"). Ibbotson creates a target allocation annually for each Seasons Managed Allocation Portfolio. The target allocation will reflect the percentage in which a Seasons Managed Allocation Portfolio should invest in the Select and Focused Portfolios. Due to market movements, portfolio management decisions or cash flow consideration, Ibbotson may determine that a Seasons Managed Allocation Portfolio's investments in the Select and Focused Portfolios require adjustments in order to meet its target allocation. Generally, Ibbotson will manage the investments among the Select and Focused Portfolios for each Seasons Managed Allocation Portfolio to match its target allocation and to rebalance assets back to the target allocation, as it deems necessary.

This approach allows the Seasons Managed Allocation Portfolios to offer professional asset management on two levels: 1) the fund management of each underlying Select and Focused Portfolio; and 2) the overlay portfolio management provided by Ibbotson.

Each Seasons Managed Allocation Portfolio can invest in as many as all of the Select and Focused Portfolios. The four Seasons Managed Allocation Portfolios are:

SEASONS MANAGED ALLOCATION PORTFOLIOS    OBJECTIVE                           INVESTMENT STRATEGY
Allocation Growth Portfolio              Long-term capital appreciation      Invest primarily in equity-based
                                                                             portfolios. Designed to provide
                                                                             higher growth potential, while
                                                                             maintaining risk at a reasonable
                                                                             level.
Allocation Moderate Growth Portfolio     Long-term capital appreciation      Focuses on equity investing to
                                                                             help maximize growth potential,
                                                                             but also invests a portion of its
                                                                             assets in the bond market for
                                                                             income.
Allocation Moderate Portfolio            Long-term capital appreciation      Combines equity investing with
                                         and moderate current income         increased exposure to fixed income
                                                                             investing. Designed for investors
                                                                             who want growth, but who are also
                                                                             seeking a moderate level of
                                                                             income.
Allocation Balanced Portfolio            Long-term capital appreciation      Offers the greatest exposure to
                                         and income                          fixed income. Designed for
                                                                             investors who need greater balance
                                                                             of growth potential and current
                                                                             income.

If you invest in a Seasons Managed Allocation Portfolio, you pay the expenses of the Seasons Managed Allocation Portfolio and indirectly pay a proportionate share of the expenses of the Underlying Funds in which the Seasons Managed Allocation Portfolio invests. As a result, you will pay higher fees and expenses under the fund-of-funds structure than if you invested directly in each of the Underlying Funds held in the fund-of-funds structure.

SEASONS STRATEGIES
Each Seasons Strategy has a different investment objective and is a Variable Portfolio of the Separate Account that invests in three Underlying Funds. The Seasons Strategies differ from the other Variable Portfolios because they each invest in more than one Underlying Fund of Seasons Series Trust. The allocation of money among these Underlying Funds varies depending on the objective of the Seasons Strategy. We designed the Seasons Strategies utilizing an asset allocation approach to meet your investment needs over time, considering factors such as your age, goals and risk tolerance. However, each Seasons Strategy is designed to achieve different levels of growth over time.

The three Underlying Funds in which a Seasons Strategy can invest are detailed on the pie chart on the following page. The Underlying Funds comprising the Seasons Strategies may only be purchased by the Seasons Strategies.

The Seasons Strategies use an investment approach based on asset allocation. This approach is achieved by each Seasons Strategy investing in distinct percentages in three specific Underlying Funds. In turn, the Underlying Funds invest in a combination of domestic and international stocks, bonds and cash. The goal for each Seasons Strategy is to have a specified asset mix of stocks, bonds and cash in accordance with the specified objective of the Seasons Strategy and relative to the Underlying Funds in which the Seasons Strategy invests. The stated target asset allocation percentages and the mix of Underlying Funds comprising each Seasons Strategy do not change for the life of the contract. Please read the attached Seasons Series Trust prospectus which describes in detail the Underlying Funds that comprise each Seasons Strategy.

SEASONS STRATEGY REBALANCING
Each quarter a rebalancing occurs among the Underlying Funds to realign each Seasons Strategy with its distinct percentage investment detailed below in the three Underlying Funds. This rebalancing is designed to help maintain the asset allocation mix for each Seasons Strategy. The pie charts on the following page demonstrate:

     - the asset allocation mix for each Seasons Strategy; and

     - the percentage allocation of each Underlying Fund in which the Seasons Strategy invests.

Before the end of each quarter (or as close to such date as is administratively practicable), your money will be allocated among the various Underlying Funds according to the percentages set forth on the next page. Additionally, within each Multi-Managed Portfolio, your money will be rebalanced among the various components. Rebalancing a Seasons Strategy may involve shifting a portion of assets out of Underlying Funds with higher returns into Underlying Funds with relatively lower returns.


GROWTH STRATEGY                                                     MODERATE GROWTH STRATEGY
    GOAL: Long-term growth of capital, allocating its assets            GOAL: Growth of capital through investments in equities,
primarily to stocks. This Seasons Strategy may be best suited       with a secondary objective of conservation of principal by
for those with longer periods to invest.                            allocating more of its assets to bonds than the Growth
Target Asset Allocation:                                            Strategy. This Seasons Strategy may be best suited for those
    Stocks 80%        Bonds 15%        Cash 5%                      nearing retirement years but still earning income.
                                                                    Target Asset Allocation:
[GROWTH STRATEGY CHART]                                                 Stocks 70%        Bonds 25%        Cash 5%
Stock Portfolio (T Rowe Price) - 25%
Asset Allocation: Diversified Growth Portfolio (Putnam) - 25%       [MODERATE GROWTH CHART]
Multi-Managed Growth Portfolio - 50%                                Stock Portfolio (T Rowe Price) - 20%
  Fixed Income component (Wellington) - 10%                         Asset Allocation: Diversified Growth Portfolio (Putnam) - 25%
  Balanced component (Lord Abbett/AIG SAAMCo) - 10%                 Multi-Managed Moderate Growth Portfolio - 55%
  Aggressive Growth component (AIG SAAMCo) - 10%                      Fixed Income component (Wellington) - 19.8%
  Growth component (Janus) - 20%                                      Balanced component (Lord Abbett/AIG SAAMCo) - 9.9%
                                                                      Aggressive Growth component (AIG SAAMCo) - 9.9%
                                                                      Growth component (Janus) - 15.4%


BALANCED GROWTH STRATEGY                                            CONSERVATIVE GROWTH STRATEGY
    GOAL: Focuses on conservation of principal by investing             GOAL: Capital preservation while maintaining some
in a more balanced weighting of stocks and bonds, with a            potential for growth over the long term. This Seasons
secondary objective of seeking a high total return. This            Strategy may be best suited for those with lower investment
Seasons Strategy may be best suited for those approaching           risk tolerance.
retirement and with less tolerance for investment risk.             Target Asset Allocation:
Target Asset Allocation:                                                Stocks 42%        Bonds 53%        Cash 5%
    Stocks 55%        Bonds 40%        Cash 5%
                                                                    [CONSERVATIVE GROWTH CHART]
[BALANCED GROWTH CHART]                                             Stock Portfolio (T Rowe Price) - 15%
Stock Portfolio (T Rowe Price) - 20%                                Asset Allocation: Diversified Growth Portfolio (Putnam) - 25%
Asset Allocation: Diversified Growth Portfolio (Putnam) - 25%       Multi-Managed Income Portfolio - 60%
Multi-Managed Income/Equity Portfolio - 55%                           Fixed Income component (Wellington) - 45%
  Fixed Income component (Wellington) - 29.7%                         Balanced component (Lord Abbett/AIG SAAMCo) - 10.2%
  Balanced component (Lord Abbett/AIG SAAMCo) - 15.4%                 Growth component (Janus) - 4.8%
  Growth component (Janus) - 9.9%

SUBSTITUTION, ADDITION OR DELETION OF VARIABLE PORTFOLIOS

We may, subject to any applicable law, make certain changes to the Variable Portfolios offered in your contract. We may offer new Variable Portfolios or stop offering existing Variable Portfolios. New Variable Portfolios may be made available to existing contract owners and Variable Portfolios may be closed to new or subsequent Purchase Payments, transfers or allocations. In addition, we may also liquidate the shares of any Variable Portfolio, substitute the shares of one Underlying Fund held by a Variable Portfolio for another and/or merge Variable Portfolio or cooperate in a merger of Underlying Funds. To the extent required by the Investment Company Act of 1940, we may be required to obtain SEC approval or your approval.

FIXED ACCOUNTS

Your contract may offer Fixed Accounts for varying guarantee periods. A Fixed Account may be available for differing lengths of time (such as 1, 3, or 5 years). Each guarantee period may have different guaranteed interest rates.

We guarantee that the interest rate credited to amounts allocated to any Fixed Account guarantee periods will never be less than the minimum guaranteed interest rate specified in your contract. Once the rate is established, it will not change for the duration of the guarantee period. We determine which, if any, guarantee periods will be offered at any time in our sole discretion, unless state law requires us to do otherwise. Please check with your financial representative regarding the availability of Fixed Accounts.

There are three categories of interest rates for money allocated to the Fixed Accounts. The applicable rate is guaranteed until the corresponding guarantee period expires. With each category of interest rate, your money may be credited a different rate as follows:

     - INITIAL RATE: The rate credited to any portion of the initial Purchase Payment allocated to a Fixed Account.

     - CURRENT RATE: The rate credited to any portion of a subsequent Purchase Payment allocated to a Fixed Account.

     - RENEWAL RATE: The rate credited to money transferred from a Fixed Account or a Variable Portfolio into a Fixed Account and to money remaining in a Fixed Account after expiration of a guarantee period.

When a guarantee period ends, you may leave your money in the same Fixed Account or you may reallocate your money to another Fixed Account or to the Variable Portfolios. If you do not want to leave your money in the same Fixed Account, you must contact us within 30 days after the end of the guarantee period and provide us with new allocation instructions. WE DO NOT CONTACT YOU. IF YOU DO NOT CONTACT US, YOUR MONEY WILL REMAIN IN THE SAME FIXED ACCOUNT WHERE IT WILL EARN INTEREST AT THE RENEWAL RATE THEN IN EFFECT FOR THAT FIXED ACCOUNT.

We reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months. PLEASE SEE ACCESS TO YOUR MONEY BELOW.

If available, you may systematically transfer interest earned in available Fixed Accounts into any of the Variable Portfolios on certain periodic schedules offered by us. Systematic transfers may be started, changed or terminated at any time by contacting our Annuity Service Center. Check with your financial representative about the current availability of this service.

At any time we are crediting the minimum guaranteed interest rate specified in your contract, we reserve the right to restrict your ability to make transfers and Purchase Payments into the Fixed Accounts. All Fixed Accounts may not be available in your state. Please check with your financial representative regarding the availability of Fixed Accounts.

DOLLAR COST AVERAGING FIXED ACCOUNTS

You may invest initial and/or subsequent Purchase Payments in the dollar cost averaging ("DCA") Fixed Accounts, if available. The minimum Purchase Payment that you must invest for the 6-month DCA Fixed Account is $600 and for the 12-month DCA Fixed Account is $1,200. Purchase Payments less than these minimum amounts will automatically be allocated to the Variable Portfolios according to your instructions or your current allocation instruction on file.

DCA Fixed Accounts credit a fixed rate of interest and can only be elected to facilitate a DCA program. SEE DOLLAR COST AVERAGING PROGRAM BELOW for more information. Interest is credited to amounts allocated to the DCA Fixed Accounts while your money is transferred to the Variable Portfolios over certain specified time frames. The interest rates applicable to the DCA Fixed Accounts may differ from those applicable to any other Fixed Account but will never be less than the minimum guaranteed interest rate specified in your contract. However, when using a DCA Fixed Account, the annual interest rate is paid on a declining balance as you systematically transfer your money to the Variable Portfolios. Therefore, the actual effective yield will be less than the stated annual crediting rate. We reserve the right to change the availability of DCA Fixed Accounts offered, unless state law requires us to do otherwise.

DOLLAR COST AVERAGING PROGRAM

The DCA program allows you to invest gradually in the Variable Portfolios at no additional cost. Under the program, you systematically transfer a specified dollar amount or percentage of contract value from a Variable Portfolio, Fixed Account or DCA Fixed Account ("source account") to any other Variable Portfolio ("target account"). Transfers occur on a monthly periodic schedule. The minimum transfer amount under the DCA program is $100 per transaction, regardless of the source account. Fixed Accounts are not available as target accounts for the DCA program. Transfers resulting from your participation in the DCA program are not counted towards the number of free transfers per contract year.

We may also offer DCA Fixed Accounts as source accounts exclusively to facilitate the DCA program for a specified time period. The DCA Fixed Accounts only accept initial or subsequent Purchase Payments. You may not make a transfer from a Variable Portfolio or Fixed Account into a DCA Fixed Account.

If you choose to allocate subsequent Purchase Payments to an active DCA program with a Fixed Account serving as the source account, the rate applicable to that Fixed Account at the time we receive the subsequent Purchase Payment will apply to that subsequent Purchase Payment. Further, we will begin moving that subsequent Purchase Payment into your target allocations on the same day of the month as the initial active DCA program. Therefore, you may not receive a full 30 days of interest prior to the first transfer to the target account(s).

You may terminate the DCA program at any time. If you terminate the DCA program and money remains in the DCA Fixed Account(s), we transfer the remaining money according to your current allocation instructions on file.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, the DCA program can neither guarantee a profit nor protect your investment against a loss. When you elect the DCA program, you are continuously investing in securities fluctuating at different price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

     EXAMPLE OF DCA PROGRAM:

     Assume that you want to move $750 each month from one Variable Portfolio to another Variable Portfolio over six months. You set up a DCA program and purchase Accumulation Units at the following values:

  ----------------------------------------------------------------------------
  MONTH             ACCUMULATION UNIT                  UNITS PURCHASED
  ----------------------------------------------------------------------------
     1                    $ 7.50                             100
     2                    $ 5.00                             150
     3                    $10.00                              75
     4                    $ 7.50                             100
     5                    $ 5.00                             150
     6                    $ 7.50                             100
  ----------------------------------------------------------------------------

     You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE DCA PROGRAM AT ANY
TIME.

TRANSFERS DURING THE ACCUMULATION PHASE

Subject to our rules, restrictions and policies, during the Accumulation Phase you may transfer funds between the Variable Portfolios and/or any Fixed Accounts by telephone (800) 99NY-SUN or through the Company's website (www.aigsunamerica.com), in writing, by mail or facsimile. All transfer instructions submitted via facsimile must be sent to (818) 615-1543; otherwise they will not be considered received by us. We may accept transfers by telephone or the Internet if you complete and send the Telephone Transfer Agreement form to our Annuity Service Center. When receiving instructions over the telephone or the Internet, we have procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the Internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

Any transfer request will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the transfer request is received after Market Close, the request will be priced as of the next business day.

Funds already in your contract cannot be transferred into the DCA Fixed Accounts. You must transfer at least $100 per transfer. If less than $100 remains in any Variable Portfolio after a transfer, that amount must be transferred as well.

SHORT-TERM TRADING POLICIES

We do not want to issue this variable annuity contract to contract owners engaged in trading strategies that seek to benefit from short-term price fluctuations or price inefficiencies in the Variable Portfolios of this product ("Short-Term Trading") and we discourage Short-Term Trading as more fully described below. However, we cannot always anticipate if a potential contract owner intends to engage in Short-Term Trading. Short-Term Trading may create risks that may result in adverse effects on investment return of the Underlying Fund in which a Variable Portfolio invests. Such risks may include, but are not limited to: (1) interference with the management and planned investment strategies of an Underlying Fund; (2) dilution of the interests in the Underlying Fund due to practices such as "arbitrage"; and/or (3) increased brokerage and administrative costs due to forced and unplanned fund turnover. These circumstances may reduce the value of the Variable Portfolio. In addition to negatively impacting the Owner, a reduction in contract value may also be harmful to Annuitants and/or Beneficiaries.

We have adopted the following administrative procedures to discourage Short-Term Trading.

We charge for transfers in excess of 15 in any contract year. Currently, the fee is $25 for each transfer exceeding this limit. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not counted towards the number of free transfers per contract year.

In addition to charging a fee when you exceed 15 transfers as described in the preceding paragraph, all transfer requests in excess of 5 transfers within a rolling six-month look-back period must be submitted by United States Postal Service first-class mail ("U.S. Mail") for twelve months from the date of your 5th transfer request ("Standard U.S. Mail Policy"). For example, if you made a transfer on August 16, 2007 and within the previous six months (from February 17, 2007 forward) you made 5 transfers including the August 16th transfer, then all transfers made for twelve months after August 16, 2007 must be submitted by U.S. Mail (from August 17, 2007 through August 16, 2008). U.S. Mail includes any U.S. Postal Service delivery method that offers delivery no sooner than U.S. Postal Service first-class mail, as determined in the Company's sole discretion. We will not accept transfer requests sent by any other medium except U.S. Mail during this 12-month period. Transfer requests required to be submitted by U.S. Mail can only be cancelled by a written request sent by U.S. Mail with the appropriate paperwork received prior to the execution of the transfer. All transfers made on the same day prior to Market Close are considered one transfer request. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not included for the purposes of determining the number of transfers before applying the Standard U.S. Mail Policy. We apply the Standard U.S. Mail Policy uniformly and consistently to all contract owners except for omnibus group contracts as described below.

We believe that the Standard U.S. Mail Policy is a sufficient deterrent to Short-Term Trading. However, we may become aware of transfer patterns among the Variable Portfolios and/or Fixed Accounts which reflect what we consider to be Short-Term Trading or otherwise detrimental to the Variable Portfolios but have not yet triggered the limitations of the Standard U.S. Mail Policy described above. If such transfer activity comes to our attention, we may require you to adhere to our Standard U.S. Mail Policy prior to reaching the specified number of transfers ("Accelerated U.S. Mail Policy"). To the extent we become aware of Short-Term Trading activities which cannot be reasonably controlled solely by the Standard U.S. Mail Policy or the Accelerated U.S. Mail Policy, we reserve the right to evaluate, in our sole discretion, whether to: (1) impose further limits on the size, manner, number and/or frequency of transfers you can make; (2) impose minimum holding periods; (3) reject any Purchase Payment or transfer request; and/or (4) terminate your transfer privileges. We will notify you in writing if your transfer privileges are terminated. In addition, we reserve the right not to accept or otherwise restrict transfers from a third party acting for you and not to accept preauthorized transfer forms.

Some of the factors we may consider when determining whether to accelerate the Standard U.S. Mail Policy, reject or impose other conditions on transfer privileges include:

     (1) the number of transfers made in a defined period;

     (2) the dollar amount of the transfer;

     (3) the total assets of the Variable Portfolio involved in the transfer and/or transfer requests that represent a significant portion of the total assets of the Variable Portfolio;

     (4) the investment objectives and/or asset classes of the particular Variable Portfolio involved in your transfers;

     (5) whether the transfer appears to be part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies;

     (6) the history of transfer activity in the contract or in other contracts we may offer; and/or

     (7) other activity, as determined by us, that creates an appearance, real or perceived, of Short-Term Trading or the possibility of Short-Term Trading.

Notwithstanding the administrative procedures above, there are limitations on the effectiveness of these procedures. Our ability to detect and/or deter Short-Term Trading is limited by operational systems and technological limitations, as well as our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. We cannot guarantee that we will detect and/or deter all Short- Term Trading and it is likely that some level of Short-Term Trading will occur before it is detected and steps are taken to deter it. To the extent that we are unable to detect and/or deter Short-Term Trading, the Variable Portfolios may be negatively impacted as described above. Additionally, the Variable Portfolios may be harmed by transfer activity related to other insurance companies and/or retirement plans or other investors that invest in shares of the Underlying Fund. Moreover, our ability to deter Short-Term Trading may be limited by decisions by state regulatory bodies and court orders which we cannot predict. You should be aware that the design of our administrative procedures involves inherently subjective decisions which we attempt to make in a fair and reasonable manner consistent with the interests of all owners of this contract. We do not enter into agreements with contract owners whereby we permit or intentionally disregard Short-Term Trading.

The Standard and Accelerated U.S. Mail Policies are applied uniformly and consistently to contract owners utilizing third party trading services/strategies performing asset allocation services for a number of contract owners at the same time. You should be aware that such third party trading services may engage in transfer activities that can also be detrimental to the Variable Portfolios, including trading relatively large groups of contracts simultaneously. These transfer activities may not be intended to take advantage of short-term price fluctuations or price inefficiencies. However, such activities can create the same or similar risks as Short-Term Trading and negatively impact the Variable Portfolios as described above.

Omnibus group contracts may invest in the same Underlying Funds available in your contract but on an aggregate, not individual basis. Thus, we have limited ability to detect Short-Term Trading in omnibus group contracts and the Standard U.S. Mail Policy does not apply to these contracts. Our inability to detect Short-Term Trading may negatively impact the Variable Portfolios as described above.

WE RESERVE THE RIGHT TO MODIFY THE POLICIES AND PROCEDURES DESCRIBED IN THIS SECTION AT ANY TIME. To the extent that we exercise this reservation of rights, we will do so uniformly and consistently unless we disclose otherwise.

UNDERLYING FUND SHORT-TERM POLICIES

Please note that the Underlying Funds have their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. We reserve the right to enforce these Underlying Fund policies and procedures, including, but not limited to, the right to collect a redemption fee on shares of the Underlying Fund if imposed by such Fund's Board of Trustees/Directors. As of the date of this prospectus, none of the Underlying Funds impose a redemption fee. We also reserve the right to reject, with or without prior notice, any purchase, transfer or allocation into a Variable Portfolio if the corresponding Underlying Fund will not accept such purchase, transfer or allocation for any reason. The prospectuses for the Underlying Funds describe these procedures, which may be different among Underlying Funds and may be more or less restrictive than our policies and procedures.

Under rules adopted by the Securities and Exchange Commission, we also have written agreements with the Underlying Funds that obligate us to, among other things, provide the Underlying Funds promptly upon request certain information about you (e.g., your social security number) and your trading activity. In addition, we are obligated to execute instructions from the Underlying Funds to restrict or prohibit further purchases or transfers in an Underlying Fund under certain circumstances.

It is likely that most of the investments in the Underlying Funds outside of this contract are omnibus orders from intermediaries such as other separate accounts or retirement plans. If an Underlying Fund's policies and procedures fail to successfully detect and discourage Short-Term trading, there may be a negative impact to the owners of the Underlying Fund, as well as the intermediaries (including the Separate Account and the Variable Portfolios), invested in the such Underlying Fund. Further, if an Underlying Fund believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in activities that violate an Underlying Fund's short-term trading policies, the Underlying Fund may reject the entire omnibus order and delay or prevent us from implementing your transfer request.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.

AUTOMATIC ASSET REBALANCING PROGRAM

Market fluctuations may cause the percentage of your investment in the Variable Portfolios to differ from your original allocations. Under the Automatic Asset Rebalancing program, your investments in the Variable Portfolios are periodically rebalanced to return your allocations to the percentages given at your last instruction for no additional charge. Automatic Asset Rebalancing typically involves shifting a portion of your money out of a Variable Portfolio with a higher return into a Variable Portfolio with a lower return. At your request, rebalancing occurs on a quarterly, semiannual or annual basis. Transfers resulting from your participation in this program are not counted against the number of free transfers per contract year. If you elect some of the optional living benefits, we will automatically enroll you in the Automatic Asset Rebalancing Program. PLEASE SEE MARKETLOCK FOR LIFE PLUS BELOW.

     EXAMPLE OF AUTOMATIC ASSET REBALANCING PROGRAM:

     Assume that you want your initial Purchase Payment split between two Variable Portfolios. You want 50% in a bond Variable Portfolio and 50% in a stock Variable Portfolio. Over the next calendar quarter, the bond market does very well while the stock market performs poorly. At the end of the calendar quarter, the bond Variable Portfolio now represents 60% of your holdings because it has increased in value and the growth Variable Portfolio represents 40% of your holdings. If you chose quarterly rebalancing, on the last day of that quarter, we would sell some of your Accumulation Units in the bond Variable Portfolio to bring its holdings back to 50% and use the money to buy more Accumulation Units in the stock Variable Portfolio to increase those holdings to 50%.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE AUTOMATIC ASSET REBALANCING PROGRAM AT ANY TIME.

RETURN PLUS PROGRAM

The Return Plus program, available only if we are offering multi-year Fixed Accounts, allows you to invest in one or more Variable Portfolios without directly putting your Purchase Payment at risk. The program, available for no additional charge, accomplishes this by allocating your investment strategically between the Fixed Accounts and Variable Portfolios. You decide how much you want to invest and approximately when you want a return of Purchase Payments. We calculate how much of your Purchase Payment to allocate to the particular Fixed Account to ensure that it grows to an amount equal to your total Purchase Payment invested under this program. We invest the rest of your Purchase Payment in the Variable Portfolio(s) according to your allocation instructions.

     EXAMPLE OF RETURN PLUS PROGRAM:

     Assume that you want to allocate a portion of your initial Purchase Payment of $100,000 to a multi-year Fixed Account. You want the amount allocated to the multi-year Fixed Account to grow to $100,000 in 3 years. If the 3-year Fixed Account is offering a 4% interest rate, Return Plus will allocate $88,900 to the 3-year Fixed Account to ensure that this amount will grow to $100,000 at the end of the 3-year period. The remaining $11,100 may be allocated among the Variable Portfolios according to your allocation instructions.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE RETURN PLUS PROGRAM AT ANY TIME.

VOTING RIGHTS

The Company is the legal owner of the Trusts' shares. However, when an Underlying Fund solicits proxies in conjunction with a shareholder vote, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.

ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You can access money in your contract by making a partial or total withdrawal, and/or by receiving income payments during the Income Phase. SEE INCOME OPTIONS BELOW. Any request for withdrawal will be priced as of the day it is received by us in Good Order, if the request is received before Market Close. If the request for withdrawal is received after Market Close, the request will be priced as of the next business day.

Generally, we deduct a withdrawal charge applicable to any partial or total withdrawal made before the end of the withdrawal charge period. If you make a total withdrawal, we also deduct a contract maintenance fee. If you elect MarketLock For Two, the annualized fee will increase after a withdrawal is taken. SEE MARKETLOCK FOR TWO AND EXPENSES BELOW.

If you have elected an optional living benefit, you should consider the impact of your withdrawals on the benefit. SEE OPTIONAL LIVING BENEFITS BELOW.

FREE WITHDRAWAL PROVISION

Your contract provides for a free withdrawal amount each year. A free withdrawal amount, as defined below, is the portion of your contract that we allow you to take out each year without being charged a withdrawal charge. The free withdrawal amount does not reduce the basis used to calculate future annual free withdrawals or the withdrawal charges applicable upon a full surrender of your contract. AS A RESULT, IF YOU SURRENDER YOUR CONTRACT IN THE FUTURE, AND WITHDRAWAL CHARGES ARE STILL APPLICABLE, YOU WILL NOT RECEIVE THE BENEFIT OF ANY PREVIOUS FREE WITHDRAWALS UPON A FULL SURRENDER.

Withdrawals of Purchase Payments made prior to the end of the withdrawal charge schedule that are in excess of your free withdrawal amount, will result in a withdrawal charge. The amount of the withdrawal charge and how it applies are discussed more fully in the EXPENSES section below. Before purchasing this contract, you should consider the effect of withdrawal charges on your investment if you need to withdraw more money than the free withdrawal amount. You should fully discuss this decision with your financial representative.

To determine your free withdrawal amount and your withdrawal charge, we refer to two special terms: "penalty free earnings" and "total invested amount."

Penalty-free earnings are equal to your contract value less your total invested amount and may be withdrawn free of a withdrawal charge at any time, including upon a full surrender of your contract. Purchase Payments that are no longer subject to a withdrawal and not previously withdrawn may also be withdrawn free of a withdrawal charge at any time. The total invested amount is the sum of all Purchase Payments less portions of prior withdrawals that reduce your total invested amount as follows:

     - Free withdrawals in any year that were in excess of your penalty-free earnings and were based on the portion of the total invested amount that was no longer subject to withdrawal charges at the time of the withdrawal; and

     - Any prior withdrawals (including withdrawal charges applicable to those withdrawals) of the total invested amount on which you already paid a withdrawal charge.

When you make a withdrawal, we deduct it from penalty-free earnings first, any remaining penalty-free withdrawal amount, and then from the total invested amount on a first-in, first-out basis. This means that you can also access your Purchase Payments, which are no longer subject to a withdrawal charge before those Purchase Payments, which are still subject to the withdrawal charge.

During the first year after we issue your contract, your free withdrawal amount is the greater of:

     (1) your penalty-free earnings; or

     (2) if you are participating in the Systematic Withdrawal program, a total of 10% of your total invested amount.

After the first contract year, your annual free withdrawal amount is the greater of:

     (1) your penalty-free earnings and any portion of your total invested amount no longer subject to a withdrawal charge; or

     (2) 10% of the portion of your total invested amount that has been in your contract for at least one year.

Although amounts withdrawn free of a withdrawal charge under the 10% provision may reduce Purchase Payments for purposes of calculating amounts available for future withdrawals of earnings, they do not reduce the amount you invested for purposes of calculating the withdrawal charge if you surrender your contract. As a result if you surrender your contract in the future, and withdrawal charges are still applicable, any previous free withdrawals would then be subject to applicable withdrawal charges. We calculate charges upon surrender of the contract on the day after we receive your request and your contract. We return to you your contract value less any applicable fees and charges.

When you make a withdrawal, we return the portion of contract value withdrawn less any applicable fees and charges.

The withdrawal charge percentage is determined by the number of years the Purchase Payment has been in the contract at the time of the withdrawal. SEE EXPENSES BELOW. For the purpose of calculating the withdrawal charge, any prior free withdrawal is not subtracted from the total Purchase Payments still subject to withdrawal charges.

For example, you make an initial Purchase Payment of $100,000. For purposes of this example we will assume a 0% growth rate over the life of the contract and no subsequent Purchase Payments. In contract year 2, you take out your maximum free withdrawal of $10,000. After that free withdrawal your contract value is $90,000. In the 4th contract year, you request a total withdrawal of your contract. We will apply the following calculation:

A-(B x C)=D, where:

     A=Your contract value at the time of your request for withdrawal ($90,000)

     B=The amount of your Purchase Payments still subject to withdrawal charge
       ($100,000)

     C=The withdrawal charge percentage applicable to the age of each Purchase
       Payment (assuming 5% is the applicable percentage) [B X C=$5,000]

     D=Your full contract value ($85,000) available for total withdrawal

If you have elected an optional living benefit, you should consider the impact of your withdrawals on the benefit. SEE OPTIONAL LIVING BENEFITS BELOW.

Under most circumstances, the partial withdrawal minimum is $1,000. We require that the value left in any Variable Portfolio or Fixed Accounts be at least $100, after the withdrawal and your total contract value must be at least $2,500. The request for withdrawal must be in writing. For withdrawals of $500,000 and more, you must submit a signature guarantee at the time of your request. Unless you provide us with different instructions, partial withdrawals will be made proportionately from each Variable Portfolio and the Fixed Account in which you are invested. IN THE EVENT THAT A PROPORTIONATE PARTIAL WITHDRAWAL WOULD CAUSE THE VALUE OF ANY VARIABLE PORTFOLIO OR FIXED ACCOUNT INVESTMENT TO BE LESS THAN $100, WE WILL CONTACT YOU TO OBTAIN ALTERNATE INSTRUCTIONS ON HOW TO STRUCTURE THE WITHDRAWAL.

Withdrawals made prior to age 59 1/2 may result in a 10% IRS penalty tax. SEE TAXES BELOW. Under certain Qualified plans, access to the money in your contract may be restricted.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months.

SYSTEMATIC WITHDRAWAL PROGRAM

During the Accumulation Phase, you may elect to receive periodic withdrawals under the Systematic Withdrawal program for no additional charge. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these withdrawals to your bank account is also available. The minimum amount of each withdrawal is $100. There must be at least $2,500 remaining in your contract at all times. Withdrawals may be taxable and a 10% federal penalty tax may apply if you are under age 59 1/2. A withdrawal charge may apply if the amount of the periodic withdrawals in any year exceed the free withdrawal amount permitted each year. SEE ACCESS TO YOUR MONEY ABOVE AND SEE EXPENSES BELOW.

The program is not available to everyone. Please contact our Annuity Service Center which can provide the necessary enrollment forms.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SYSTEMATIC WITHDRAWAL PROGRAM AT ANY TIME.

NURSING HOME WAIVER

If you are confined to a nursing home for 60 days or longer, we may waive the withdrawal charge on certain withdrawals prior to the Annuity Date. The waiver applies only to withdrawals made while you are in a nursing home or within 90 days after you leave the nursing home. You cannot use this waiver during the first 90 days after your contract is issued. In addition, the confinement period for which you seek the waiver must begin after you purchase your contract. We will only waive the withdrawal charges on withdrawals or surrenders of contract value paid directly to the contract owner, and not to a third party or other financial services company.

In order to use this waiver, you must submit with your withdrawal request to the Annuity Service Center, the following documents: (1) a doctor's note recommending admittance to a nursing home; (2) an admittance form which shows the type of facility you entered; and (3) a bill from the nursing home which shows that you met the 60-day confinement requirement.

MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if your contract value is less than $2,500 as a result of withdrawals and/or fees and charges. We will provide you with sixty days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract's remaining value to you.

QUALIFIED CONTRACT OWNERS

Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. SEE TAXES BELOW for a more detailed explanation.

OPTIONAL LIVING BENEFITS
--------------------------------------------------------------------------------

YOU MAY ELECT ONE OF THE OPTIONAL LIVING BENEFITS DESCRIBED BELOW FOR AN ADDITIONAL FEE. THESE FEATURES ARE DESIGNED TO PROTECT A PORTION OF YOUR INVESTMENT IN THE EVENT YOUR CONTRACT VALUE DECLINES DUE TO UNFAVORABLE INVESTMENT PERFORMANCE DURING THE ACCUMULATION PHASE AND BEFORE A DEATH BENEFIT IS PAYABLE. IN ADDITION, THESE FEATURES CAN PROVIDE A GUARANTEED INCOME STREAM AND OTHER BENEFITS. PLEASE SEE THE DESCRIPTIONS BELOW FOR DETAILED INFORMATION.

MARKETLOCK FOR LIFE PLUS

What is MarketLock For Life Plus?

MarketLock For Life Plus is an optional guaranteed minimum withdrawal feature, available for an additional fee. You may elect one of two MarketLock For Life Plus options, described below. The feature is designed to help you create a guaranteed income stream that may last as long as you live, or as long as you and your spouse live, even if the entire value of your contract has been reduced to zero. MarketLock For Life Plus may offer protection in the event your contract value declines due to unfavorable investment performance, or certain withdrawal activity, if you live longer than expected or any combination of these factors. You may never need to rely on MarketLock For Life Plus as its value is dependent on your contract's performance, your withdrawal activity and your longevity.

This feature may not be appropriate if you plan to make ongoing Purchase Payments, such as with contributory IRA's or other tax-qualified plans. The feature guarantees that only certain Purchase Payments received during the contract's first five years are included in the Benefit Base.

Withdrawals under the feature are treated like any other withdrawal for the purpose of calculating taxable income, reducing the contract value, deducting applicable withdrawal charges, free withdrawal amounts and all other benefits, features and conditions of your contract.

Any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you must take required minimum distributions and want to ensure that these withdrawals are not considered excess withdrawals under the feature, your distributions must be set up on the automated monthly minimum distribution withdrawal program administered by our Annuity Service Center. In addition, if you have a Qualified contract, tax law and the terms of the plan may restrict withdrawal amounts.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE MARKETLOCK FOR LIFE PLUS AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

When and how may I elect MarketLock For Life Plus?

You may elect MarketLock For Life Plus at the time of contract issue for immediate effectiveness. If we allow you to elect the feature after purchasing your contract, the feature is effective on the first contract anniversary after your election (the "Effective Date"). You cannot elect this feature if you elect any other optional living benefit. You may elect to have the feature cover only your life or the lives of both you and your spouse. We refer to the person or persons whose lifetime withdrawals are guaranteed under MarketLock For Life Plus as the "Covered Person(s)." There are age parameters applicable to this feature which determine whether you can elect the feature and who can qualify as a Covered Person. If the contract is not owned by a natural person, references to owner(s) apply to the annuitants. The tables below provide the age requirement for electing this feature depending on the type of contract you purchase and the number of Covered Persons.

IF YOU ELECT ONE COVERED PERSON:

-------------------------------------------------------------------
                                             Covered Person
                                      -----------------------------
                                       Minimum Age   Maximum Age(1)
-------------------------------------------------------------------
 One Owner                                  45             80
-------------------------------------------------------------------
 Joint Owners (based on the
 age of the older Owner)                    45             80
-------------------------------------------------------------------

IF YOU ELECT TWO COVERED PERSONS:

------------------------------------------------------------------------------------------------
                                            Covered Person #1            Covered Person #2
                                      ----------------------------------------------------------
                                       Minimum Age   Maximum Age(1)  Minimum Age  Maximum Age(1)
------------------------------------------------------------------------------------------------
 NON-QUALIFIED:
 Joint Owners                               45             80            45             85
------------------------------------------------------------------------------------------------
 NON-QUALIFIED:
 One Owner with Spousal Beneficiary         45             80            45           N/A(2)
------------------------------------------------------------------------------------------------
 QUALIFIED:
 One Owner with Spousal Beneficiary         45             80            45           N/A(2)
------------------------------------------------------------------------------------------------

(1) The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirement for those features in order to elect them.

(2) Not applicable because feature availability is based on the younger Covered Person. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.

How does MarketLock For Life Plus work?

MarketLock For Life Plus automatically locks-in the greater of two values in determining the Covered Person(s) guaranteed lifetime benefit. For 10 years following the Effective Date, both Option 1 and Option 2 of the MarketLock For Life Plus feature annually lock-in the highest Anniversary Value or the Benefit Base plus a bonus amount, as described below. You may extend the period over which the feature locks-in the highest Anniversary Value beyond 10 years; however, the bonus amount is only available for the first 10 years following the Effective Date. Option 2 offers an additional guarantee if you choose not to take withdrawals in the first 10 years following the Effective Date.

MarketLock For Life Plus automatically locks-in a new Benefit Base each year during the first 10 years of your contract based on the greater of either (1) the highest Anniversary Value, or (2) the Benefit Base increased by a bonus amount (the "Bonus"). The Bonus may only be added to the Benefit Base if no withdrawals are taken in a contract year. For instance, if you take a withdrawal in year 2, you will not be eligible for a Bonus to be added to your Benefit Base on your second contract anniversary; however, if you do not take a withdrawal in year 3, you will be eligible for a Bonus to be added to your Benefit Base on your third contract anniversary.

The two options available under MarketLock For Life Plus are summarized as follows:

--------------------------------------------------------------------------------------------------------------------
MARKETLOCK FOR LIFE PLUS         BASIS FOR GUARANTEED
OPTIONS                          WITHDRAWALS                                                   BONUS
--------------------------------------------------------------------------------------------------------------------
 Option 1                        Greater of:                                                   6% of Bonus Base
                                 (1) highest anniversary value; or
                                 (2) Benefit Base plus the Bonus
--------------------------------------------------------------------------------------------------------------------
 Option 2                        Greatest of:                                                  7% of Bonus Base
                                 (1) highest anniversary value; (2) Benefit Base plus the
                                 Bonus; or (3) if no withdrawals are taken in the first 10
                                 contract years following the Effective Date, 200% of the
                                 Purchase Payments made in the first contract year.
--------------------------------------------------------------------------------------------------------------------

For an explanation of defined terms used in the table above, please see "How are the components of MarketLock For Life Plus calculated?" below.

What determines the Maximum Annual Withdrawal Percentage?

The Maximum Annual Withdrawal Percentage represents the percentage of your Benefit Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each year. The Maximum Annual Withdrawal Percentage is determined by the age of the Covered Person(s) at the time of the first withdrawal as shown in the table below.

One Covered Person

If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner and the following is applicable:

-----------------------------------------------------------------------
                                                         MAXIMUM
                                                         ANNUAL
                                                         WITHDRAWAL
AGE OF THE COVERED PERSON AT TIME OF FIRST WITHDRAWAL    PERCENTAGE*
-----------------------------------------------------------------------
 At least age 45 but prior to 60th Birthday              4%
-----------------------------------------------------------------------
 At least age 60 but prior to 76th Birthday              5%
-----------------------------------------------------------------------
 On or after 76th birthday                               6%
-----------------------------------------------------------------------

Two Covered Persons

If the feature is elected to cover two lives, the following is applicable:

-----------------------------------------------------------------------
                                                         MAXIMUM
                                                         ANNUAL
AGE OF THE YOUNGER COVERED PERSON OR SURVIVING COVERED   WITHDRAWAL
PERSON AT TIME OF FIRST WITHDRAWAL                       PERCENTAGE*
-----------------------------------------------------------------------
 At least age 45 but prior to 60th Birthday              4%
-----------------------------------------------------------------------
 At least age 60 but prior to 76th Birthday              5%
-----------------------------------------------------------------------
 On or after 76th birthday                               6%
-----------------------------------------------------------------------

* The amount of any withdrawal, including any charges applicable to the withdrawal, must be within the Maximum Annual Withdrawal Amount. If you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based on this contract) is greater than the Maximum Annual Withdrawal Amount (defined below) in a benefit year, no portion of the RMD withdrawal will be treated as an excess withdrawal (also defined below). Any portion of a withdrawal that is greater than either the Maximum Annual Withdrawal Amount or the RMD amount (based only on this contract) will be considered an excess withdrawal. Please see "What are the effects of withdrawals on MarketLock For Life Plus?" below.

Are there investment requirements if I elect MarketLock For Life Plus?

As long as the feature is in effect, we require that you allocate your investments in accordance with the investment requirements listed below. Option 1 and Option 2 are subject to different investment requirements as outlined below.

OPTION 1 - INVESTMENT REQUIREMENTS

You may comply with investment requirements for Option 1 by allocating your investments in accordance with the requirements outlined in the table below:

---------------------------------------------------------------------------------
                                                      VARIABLE PORTFOLIOS
INVESTMENT GROUP      INVESTMENT REQUIREMENT         AND/OR FIXED ACCOUNTS
---------------------------------------------------------------------------------
 A. Non Restricted    Minimum 0%               SEASONS STRATEGIES
                      Maximum 100%               Growth Strategy
                                                 Moderate Growth Strategy
                                                 Balanced Growth Strategy
                                                 Conservative Growth Strategy
                                               SELECT PORTFOLIOS
                                                 Diversified Fixed Income
                                               Portfolio
                                                 Strategic Fixed Income Portfolio
                                                 Cash Management Portfolio
                                               MANAGED ALLOCATION PORTFOLIOS
                                                 Allocation Moderate Growth
                                                 Portfolio
                                                 Allocation Moderate Portfolio
                                                 Allocation Balanced Portfolio
                                               FIXED ACCOUNTS
                                                 1-Year Fixed
                                                 DCA 6-Month
                                                 DCA 12-Month
---------------------------------------------------------------------------------
 B. Equity Maximum    Minimum 0%               SELECT PORTFOLIOS
                      Maximum 15%                Large Cap Growth Portfolio
                                                 Large Cap Composite Portfolio
                                                 Large Cap Value Portfolio
                                                 Mid Cap Growth Portfolio
                                                 Mid Cap Value Portfolio
                                                 Small Cap Portfolio
                                                 International Equity Portfolio
                                               FOCUSED PORTFOLIOS
                                                 Focus Growth Portfolio
                                                 Focus Growth and Income
                                               Portfolio
                                                 Focus Value Portfolio
                                                 Focus TechNet Portfolio
---------------------------------------------------------------------------------
 C. Fully Restricted  No Investment Allowed    MANAGED ALLOCATION PORTFOLIOS
                                                 Allocation Growth Portfolio
---------------------------------------------------------------------------------

OPTION 2 - INVESTMENT REQUIREMENTS

You may comply with investment requirements for Option 2 by allocating 100% of your investments to the Cash Management Variable Portfolio or to one of the following Seasons Managed Allocation Portfolio Models: Allocation Balanced, Allocation Moderate and Allocation Moderate Growth.

Your allocation instructions accompanying any Purchase Payment must comply with the investment requirements, listed above, in order for your application or subsequent Purchase Payment to be considered in Good Order. Please see ALLOCATION OF PURCHASE PAYMENTS above. We will automatically enroll you in the Automatic Asset Rebalancing Program, with quarterly rebalancing, because market performance and withdrawal activity may result in your contract's allocations going outside these restrictions. This will ensure that your allocations are rebalanced quarterly to comply with the investment requirements for this feature. In addition to quarterly rebalancing, we will initiate rebalancing in accordance with your Automatic Asset Rebalancing instructions, after any of the following transactions:

     - any transfer or reallocation you initiate; or

     - any withdrawal you initiate.

Automatic transfers and/or systematic withdrawals will not result in rebalancing. If you have elected Option 1, we will rebalance your contract in accordance with your most current Automatic Asset Rebalancing Program instructions on file. If you have elected Option 2, we will rebalance your contract in accordance with the allocations specified within the Seasons Managed Allocation Portfolio Model you have selected. If at any point, for any reason, your Automatic Asset Rebalancing Program instructions would result in allocations inconsistent with the investment requirements, we will revert to the last compliant instructions on file whether for rebalancing or for allocation of a Purchase Payment and implement those at the next rebalancing. Please see Automatic Asset Rebalancing Program in the prospectus. You can modify your Automatic Asset Rebalancing Program instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center.

We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent Variable Portfolios and/or Fixed Accounts are added, deleted, substituted, merged or otherwise reorganized. We will notify you of any changes to the investment requirements at least 30 days in advance.

How are the components for MarketLock For Life Plus calculated?

First, we determine the ELIGIBLE PURCHASE PAYMENTS, which include:

     1. 100% of Purchase Payments received during the first contract year; and

     2. Purchase Payments received in each of contract years 2-5, capped in each year at an amount equal to 100% of the Purchase Payments received in year 1. This means that if you made a $100,000 Purchase Payment in year 1, Eligible Purchase Payments will include additional Purchase Payments of up to $100,000 contributed in each of contract years 2-5 for a grand total maximum of $500,000 of Eligible Purchase Payments. If the feature is elected after contract issue, Purchase Payments received from the Effective Date through contract year 5 are capped in each year at an amount equal to 100% of the Purchase Payments received during the first contract year.

Any Purchase Payments made in contract years 2-5 in excess of the annual cap amount as well as all Purchase Payments received after the 5th contract year are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any spousal continuation contributions; however, continuation contributions are included in the calculation of Anniversary Values, as defined below. PLEASE SEE SPOUSAL CONTINUATION BELOW. Total Eligible Purchase Payments are limited to $1,500,000 without our prior Company approval.

Second, we consider the BONUS PERIOD and the BENEFIT BASE EVALUATION PERIOD. The Bonus Period is the period of time over which we calculate the potential Bonus. The Benefit Base Evaluation Period is the period of time over which we will consider Anniversary Values and if greater, the Benefit Base plus Bonus during the Bonus Period. The Bonus Period and the Benefit Base Evaluation Period begin on the Effective Date and end 10 years later. On the expiration of the Benefit Base Evaluation Period, you may contact us to extend the Benefit Base Evaluation Period. Please see "CAN I EXTEND THE BENEFIT BASE EVALUATION PERIOD BEYOND 10 YEARS?" below. However, you cannot extend the Bonus Period.

Third, we determine the ANNIVERSARY VALUE which equals your contract value on any contract anniversary during the Benefit Base Evaluation Period minus any Ineligible Purchase Payments.

Fourth, we determine the BENEFIT BASE which initially is equal to the first Eligible Purchase Payment. If the feature is elected after contract issue, the initial Benefit Base is the contract value on the Effective Date. Please see "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK FOR LIFE PLUS?" below. On each contract anniversary, we determine if the Benefit Base should be increased based on the maximum Anniversary Value or any available Bonus. The calculation and components of this determination are detailed below.

     CALCULATION OF THE BENEFIT BASE WHEN BONUS IS NOT AVAILABLE OR AFTER BONUS PERIOD ENDS:

     On each contract anniversary occurring during the Benefit Base Evaluation Period, the Benefit Base is automatically increased to the Anniversary Value when the Anniversary Value is greater than both (a) and (b), where:

        (a) is the current Benefit Base; and

        (b) is all previous maximum Anniversary Values during the Benefit Base Evaluation Period.

     CALCULATION OF THE BENEFIT BASE WHEN BONUS IS AVAILABLE:

     The Bonus Base is used to calculate the Bonus during the Bonus Period. The Bonus is calculated as a percentage of the Bonus Base. The Bonus Base is used solely to calculate the Bonus. The initial Bonus Base is equal to the initial Eligible Purchase Payment.

     On each contract anniversary during the Bonus Period, we determine the amount by which the Bonus Base and/or the Benefit Base could increase. The components used to determine this amount are:

        (a) the Benefit Base calculated based on the maximum Anniversary Value; and

        (b) the Bonus plus the current Benefit Base.

     If (a) is greater than or equal to (b), the Bonus Base and the Benefit Base are increased to the current Anniversary Value. If (b) is greater than (a), the Benefit Base is increased by the Bonus and the Bonus Base remains unchanged.

     If Option 2 is elected and NO WITHDRAWALS HAVE BEEN TAKEN SINCE THE EFFECTIVE DATE, on the 10th contract anniversary the Benefit Base is calculated as the greatest of (a), (b) or (c), where:

        (a) is the Benefit Base calculated based on the maximum Anniversary
            Value;

        (b) is the Bonus plus the current Benefit Base; and

        (c) is 200% of the Purchase Payments made in the first contract year.

The Bonus Base is increased each time subsequent Eligible Purchase Payments are made. The Bonus Base also increases when the Benefit Base is increased as a result of a maximum Anniversary Value being achieved that is greater than both the current Benefit Base and all previous maximum Anniversary Values. The Bonus Base is decreased each time an Excess Withdrawal is taken, in the same proportion by which the Contract Value is reduced by the Excess Withdrawal. The Bonus Base is not used in the calculation of the Contract Value or any other benefits under the Contract.

The Benefit Base and Bonus Base are increased each time subsequent Eligible Purchase Payments are made, and adjusted each time any excess withdrawals, defined below, are taken. Other than adjustments made for excess withdrawals, the Benefit Base and Bonus Base can only be adjusted upwards, and subsequent lower Anniversary Values during the Benefit Base Evaluation Period will not result in a lower Benefit Base or lower Bonus Base.

Finally, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each contract year. The Maximum Annual Withdrawal Amount is calculated by multiplying the current Benefit Base by the applicable Maximum Annual Withdrawal Percentage shown in the tables above. If the Benefit Base is increased on a contract anniversary, the Maximum Annual Withdrawal Amount is recalculated on that contract anniversary by multiplying the increased Benefit Base by the applicable Maximum Annual Withdrawal Percentage. If the Benefit Base is increased for any Eligible Purchase Payments, the Maximum Annual Withdrawal Amount will be recalculated upon receipt of each Eligible Purchase Payments by multiplying the new Benefit Base by the applicable Maximum Annual Withdrawal Percentage. The Maximum Annual

Withdrawal Amount may also be decreased due to Excess Withdrawals. Please see What are the Effects of Withdrawals on MarketLock For Life Plus? below.

What is the fee for MarketLock For Life Plus?

The fee for MarketLock For Life Plus depends on whether you elect Option 1 or Option 2 and whether you elect to cover one life or two lives.

-------------------------------------------------------------------------------------
MARKETLOCK FOR LIFE PLUS OPTION                                  ANNUALIZED FEE
-------------------------------------------------------------------------------------
 Option 1                         For One Covered Person      0.65% of Benefit Base
                                 ----------------------------------------------------
                                  For Two Covered Persons     0.90% of Benefit Base
-------------------------------------------------------------------------------------
 Option 2                         For One Covered Person      0.75% of Benefit Base
                                 ----------------------------------------------------
                                  For Two Covered Persons     1.00% of Benefit Base
-------------------------------------------------------------------------------------

The fee will be calculated and deducted quarterly from the portion of your contract value allocated to the Variable Portfolios, starting on the first quarter following the Effective Date and ending upon termination of the Benefit. If you elect Option 2 and you take a withdrawal, your fee remains the same; however, your Benefit Base is not eligible to be increased to 200% of the Purchase Payments made in the first contract year.

An increase in the Benefit Base due to an adjustment to a higher Anniversary Value, addition of a Bonus, or subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee.

If your contract value falls to zero before the feature has been terminated, the fee will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract before the end of a contract quarter. If the feature is still in effect and you surrender your contract, we will assess a pro-rata charge for the fee if you surrender your contract before the end of a contract quarter. The pro-rata charge is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in a contract quarter.

What are the effects of withdrawals on MarketLock For Life Plus?

The Maximum Annual Withdrawal Amount, the Benefit Base and Bonus Base may change over time as a result of the timing and amount of withdrawals. IF YOU ELECT OPTION 2 AND YOU TAKE A WITHDRAWAL IN THE FIRST 10 CONTRACT YEARS FOLLOWING THE EFFECTIVE DATE, YOUR BENEFIT BASE IS NOT ELIGIBLE TO BE INCREASED TO 200% OF THE PURCHASE PAYMENTS MADE IN THE FIRST CONTRACT YEAR.

Any withdrawals in a contract year that in total are less than or equal to the Maximum Annual Withdrawal Amount do not reduce the Benefit Base or Bonus Base. Withdrawals in excess of the Maximum Annual Withdrawal Amount are considered EXCESS WITHDRAWALS. We define Excess Withdrawals as any portion of a withdrawal that causes the total withdrawals in a benefit year to exceed the Maximum Annual Withdrawal Amount, including but not limited to any withdrawal in a contract year taken after the Maximum Annual Withdrawal Amount has been withdrawn.

You should not elect this feature if you plan to take Excess Withdrawals since those withdrawals may significantly reduce or eliminate the value of the feature. In addition, if you plan to take withdrawals in any year during the Bonus Period, a Bonus will not be added to your Benefit Base on that contract anniversary.

You may take withdrawals during a contract year up to or less than the Maximum Annual Withdrawal Amount. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any contract year, you may not carry over the unused amount into subsequent years. Your Maximum Annual Withdrawal Amount will not be recalculated as a result of taking less than the entire Maximum Annual Withdrawal Amount in any given year.

The impact of withdrawals and the effect on each component of MarketLock For Life Plus are further explained below:

     BENEFIT BASE AND BONUS BASE: If the sum of withdrawals in any Benefit Year does not exceed the Maximum Annual Withdrawal Amount, the Benefit Base and Bonus Base are not reduced for those withdrawals. Excess Withdrawals as described above reduce the Benefit Base and Bonus Base as follows:

     For each Excess Withdrawal taken, the Benefit Base and Bonus Base are reduced in the same proportion by which the contract value is reduced by each Excess Withdrawal.

     Since Excess Withdrawals reduce the Bonus Base, it will result in the reduction of the amount of the Bonus.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Benefit Base. Accordingly, if the sum of withdrawals in any contract year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Benefit Base is increased (as described above under "How are the components for MarketLock For Life Plus calculated?"). If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Benefit Base by the existing Maximum Annual Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount will be available beginning on the next contract anniversary and may be lower than your previous Maximum Annual Withdrawal Amount.

THE OPTIONAL LIVING BENEFITS EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF WITHDRAWALS.

What happens if the contract value is reduced to zero?

If the contract value is reduced to zero but the Benefit Base is greater than zero, guaranteed withdrawals will continue to be payable over the lifetime of the Covered Person(s). However, if at any time an Excess Withdrawal reduces your contract value to zero, no benefit remains, the Benefit Base Evaluation Period and the Bonus Period end and Bonus Base equals zero.

The contract's other benefits will be terminated once the contract value equals zero. You may not make subsequent Purchase Payments or transfers, and no death benefit or future annuity income payments are available. Therefore, particularly during times of unfavorable investment performance, withdrawals taken under the benefit may reduce the contract value to zero eliminating any other benefits of the contract.

When the contract value equals zero but a benefit remains payable, to receive any remaining benefit, you must select one of the following options for payment:

     1. The current Maximum Annual Withdrawal Amount, divided equally and paid on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or

     2. Any payment option mutually agreeable between you and us.

If you do not select a payment option above, the remaining benefit will be paid as the current Maximum Annual Withdrawal Amount divided equally and paid on a quarterly basis until the date of death of the Covered Person(s).

Can I extend the Benefit Base Evaluation Period beyond 10 years?

There is an option for extension of the Benefit Base Evaluation Period as long as the feature is still in effect and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of extension. IN ORDER TO EXTEND THE BENEFIT BASE EVALUATION PERIOD, WE WILL NOTIFY YOU 60 DAYS PRIOR TO THE END OF THE BENEFIT BASE EVALUATION PERIOD AND YOU MUST RESPOND TO US IN WRITING NO LATER THAN THE END OF THE CURRENT BENEFIT BASE EVALUATION PERIOD. If you elect to extend the Benefit Base Evaluation Period, the Benefit Base can continue to be adjusted upward as described above on each anniversary during the new Benefit Base Evaluation Period which is a period of 5 years. Also, if you extend the Benefit Base Evaluation Period, you should note that the components of the feature will change to those in effect at the time you elect to extend, such as the fee, Maximum Annual Withdrawal Percentage, and investment requirements, which may be different from the components when you initially elected the feature. We will notify you in writing of the terms of the extension at least 30 days prior to the end of the Benefit Base Evaluation Period.

If you do not contact us at the end of each Benefit Base Evaluation Period to extend the Benefit Base Evaluation Period, an extension will no longer be available and the Benefit Base will not be adjusted for higher Anniversary Values on subsequent contract anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Benefit Base Evaluation Period, subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Benefit Base Evaluation Period and you will not be permitted to extend the Benefit Base Evaluation Period in the future.

Can I extend the Bonus Period beyond 10 years?

No. The Bonus Period may not be extended. However, the Benefit Base Evaluation Period as described above may be extended.

What happens to MarketLock For Life Plus upon a spousal continuation?

If there is one Covered Person and that person dies, the surviving spousal joint owner or spousal beneficiary may elect to:

     1. Make a death claim if the contract value is greater than zero which terminates MarketLock For Life Plus and the contract; or

     2. Continue the contract if the contract value is greater than zero, without MarketLock For Life Plus and its corresponding fee.

If there are two Covered Persons, upon the death of one Covered Person, the surviving Covered Person may elect to:

     1. Make a death claim if the contract value is greater than zero, which terminates MarketLock For Life Plus and the contract; or

     2. Continue the contract with MarketLock For Life Plus and its corresponding fee.

The components of the feature will not change as a result of a spousal continuation. The surviving Covered Person can elect to receive withdrawals in accordance with the provisions of the feature based on the age of the younger Covered Person when the first withdrawal was taken or the age of the surviving Covered Person, or if no withdrawals were taken prior to the continuation, the age of the surviving Covered Person at the time the first withdrawal is taken.

If spousal continuation occurs during the Benefit Base Evaluation Period and/or Bonus Period, if applicable, the Continuing Spouse will continue to receive any increases to the Benefit Base during the remaining Benefit Base Evaluation Period and/or Bonus Period. If Option 2 was elected, the Continuing Spouse is eligible to receive an additional guarantee if no withdrawals have been taken during the first 10 contract years following the Effective Date. In addition, the Continuing Spouse will be eligible to extend the Benefit Base Evaluation Period upon the expiration of the period. See "Can I extend the Benefit Base Evaluation Period beyond 10 years?" above.

Can a non-spousal Beneficiary elect to receive any remaining benefits under MarketLock For Life Plus upon the death of the second spouse?

No. Upon the death of the Covered Person(s), if the contract value is greater than zero, a non-spousal beneficiary must make an election under the death benefit provisions of the contract, which terminates MarketLock For Life Plus. SEE DEATH BENEFITS BELOW.

What happens to MarketLock For Life Plus upon the Latest Annuity Date?

If the contract value and the Benefit Base are greater than zero on the Latest Annuity Date, you must select one of the following options:

     1. Annuitize the contract value under the contract's annuity provisions; or

     2. Elect to receive the current Maximum Annual Withdrawal Amount on the Latest Annuity Date, divided equally and paid on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or

     3. Any payment option mutually agreeable between you and us.

If you do not elect an option listed above, on the Latest Annuity Date, we may annuitize the contract value in accordance with Annuity Income Option 3, as described in INCOME OPTIONS below. At that point, the Accumulation Phase of your contract ends and the Income Phase begins.

Can MarketLock For Life Plus be cancelled?

MarketLock For Life Plus may be cancelled on the 5th contract anniversary, the 10th contract anniversary, or any contract anniversary after the 10th contract anniversary. Once MarketLock For Life Plus is cancelled, you will no longer be charged a fee and the guarantees under the benefit are terminated. In addition, the investment requirements for MarketLock For Life Plus will no longer apply to your contract. You may not extend the Benefit Base Evaluation Period and you may not re-elect or reinstate MarketLock For Life Plus after cancellation.

Are there circumstances under which MarketLock For Life Plus will automatically terminate?

The feature automatically terminates upon the occurrence of one of the following:

     1. Annuitization of the contract; or

     2. Full surrender or termination of the contract; or

     3. A death benefit is paid and the contract is terminated; or

     4. Excess withdrawals reduce the contract value to zero; or

     5. Death of the Covered Person, if only one is elected; or, if two are elected, death of the surviving Covered Persons; or

     6. A change that removes all Covered Persons from the contract except as noted below and under "Are there circumstances under which guaranteed withdrawals for two Covered Persons, if elected, terminate for one of the Covered Persons?"

If a change of ownership occurs from a natural person to a non-natural entity, the original natural Owner(s) must also be the annuitant(s) after the ownership change to prevent termination of MarketLock For Life Plus. A change of ownership from a non-natural entity to a natural person can only occur if the new natural Owner(s) was the original natural annuitant(s) in order to prevent termination of MarketLock For Life Plus. Any ownership change is contingent upon prior review and approval by the Company.

Are there circumstances under which guaranteed withdrawals for two Covered Persons, if elected, terminate for one of the Covered Persons?

Under any of the following circumstances, MarketLock For Life Plus will provide a guarantee for one Covered Person and not the lifetime of the other Covered
Person:

     1. One of the two Covered Persons is removed from the contract, due to reasons other than death; or

     2. The original spousal joint Owners or spousal beneficiary, who are the Covered Persons, are no longer married at the time of death of the first spouse.

Under these circumstances, the fee for MarketLock For Life Plus based on two Covered Persons remains unchanged and the guaranteed withdrawals are payable for one Covered Person only. However, the remaining

Covered Person may choose to terminate the feature as described under "Can MarketLock For Life Plus be cancelled?"

MARKETLOCK AND MARKETLOCK FOR TWO

What are MarketLock and MarketLock For Two?

MarketLock is an optional guaranteed minimum withdrawal benefit designed to help you create a guaranteed income stream for a specified period of time that may last as long as you live even if the entire value of your contract has been reduced to zero (the "Benefit"). MarketLock For Two is also a guaranteed minimum withdrawal benefit designed to help you create a guaranteed income stream for the life of two spouses. Thus, MarketLock and MarketLock For Two may offer protection in the event your contract value declines due to unfavorable investment performance, certain withdrawal activity, a longer than expected life span, or any combination of these factors. Please check with your financial representative for availability and any additional restrictions. MarketLock and MarketLock For Two are described separately below.

The features do not guarantee a withdrawal of an income stream based on any Purchase Payments made after the second contract anniversary. The features only guarantee lifetime withdrawals in the manner described below. You may never need to rely on MarketLock or MarketLock For Two depending on your contract's market performance, your withdrawal activity, and your longevity.

These features may not be appropriate if you plan to make ongoing Purchase Payments, such as with contributory IRA's or tax-qualified plans. The features guarantee only Purchase Payments received in the contract's first two years.

WITHDRAWALS UNDER THE FEATURES ARE TREATED LIKE ANY OTHER WITHDRAWAL FOR THE PURPOSE OF CALCULATING TAXABLE INCOME, DEDUCTING APPLICABLE WITHDRAWAL CHARGES, AND REDUCING THE CONTRACT VALUE, FREE WITHDRAWAL AMOUNTS AND ALL OTHER BENEFITS, FEATURES AND CONDITIONS OF YOUR CONTRACT. PLEASE SEE ACCESS TO YOUR MONEY
SECTION IN THE PROSPECTUS.

Any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you take required minimum distributions and have elected this feature, your distributions must be set up on the automated minimum distribution withdrawal program administered by our Annuity Service Center. In addition, if you have a Qualified contract, tax law and the terms of the plan may restrict withdrawal amounts.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE MARKETLOCK AND/OR MARKETLOCK FOR TWO AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

The investment requirements applicable to MarketLock For Life Plus, discussed above, are not applicable to MarketLock and MarketLock For Two.

MARKETLOCK

How and when can I elect MarketLock?

You may only elect MarketLock at the time of contract issue and if you are age 75 or younger on the contract issue date. If the contract is jointly owned, the maximum issue age is based on the age of the older owner. MarketLock cannot be elected if you elect any other optional living benefit.

How does MarketLock work?

MarketLock automatically locks in the highest contract Anniversary Value during the first 10 years (or 20 years if you extend the Maximum Anniversary Value ("MAV") Evaluation Period, as discussed below) and guarantees annual withdrawals based on this amount over the period that the Benefit is in effect. Additionally, you may take withdrawals over the lifetime of the owner as more fully described below. For jointly owned contracts, the older owner is the life upon which the lifetime guarantee applies. Accordingly, if the older contract owner were to die first, the surviving younger spousal owner is not eligible for lifetime withdrawals, but may elect to continue the contract and receive any remaining withdrawals under the feature as described below. MarketLock is designed for individuals or spousal joint owners. Thus, if a contract is owned by non-spousal joint owners and either owner dies, the full contract value must be paid within 5 years of death, after which time the contract terminates; the surviving owner may not receive the benefit of MarketLock.

The Benefit's components and value may vary depending on when the first withdrawal is taken, the age of the older owner at the time of the first withdrawal and the amount that is withdrawn. Your withdrawal activity determines the time period over which you are eligible to receive withdrawals. You will automatically be eligible to receive lifetime withdrawals if you begin withdrawals on or after your 65th birthday and your withdrawals do not exceed the 5% Maximum Annual Withdrawal Percentage in any Benefit Year. However, you may begin taking withdrawals under the Benefit immediately following the contract issue date. See the MARKETLOCK SUMMARY TABLE below.

The table below is a summary of the MarketLock feature and applicable components of the Benefit. "Benefit Year Anniversary" refers to each one-year period beginning on the contract issue date and ending on the day before the contract anniversary date. The term "Extension" refers to your ability to extend the MAV Evaluation Period beyond the first 10 years of your contract. Please see "Can I extend the MAV Evaluation Period beyond 10 years?" below.

MARKETLOCK SUMMARY TABLE:

------------------------------------------------------------------------------
                              MAXIMUM           INITIAL           MAXIMUM
                               ANNUAL           MINIMUM            ANNUAL
                             WITHDRAWAL        WITHDRAWAL        WITHDRAWAL
                            PERCENTAGE*       PERIOD PRIOR     PERCENTAGE IF
                            PRIOR TO ANY         TO ANY         EXTENSION IS
TIME OF FIRST WITHDRAWAL     EXTENSION         EXTENSION          ELECTED
------------------------------------------------------------------------------
 Before 5th Benefit Year         5%             20 years             5%
   anniversary
------------------------------------------------------------------------------
 On or after 5th Benefit         7%          14.28 years**           7%
   Year anniversary
------------------------------------------------------------------------------
 On or after 10th               10%             10 years             7%
   Benefit Year
   anniversary
------------------------------------------------------------------------------
 On or after 20th               10%             10 years            10%
   Benefit Year
   anniversary
------------------------------------------------------------------------------
 On or after the older           5%           Life of the            5%
   contract owner's 65th                     older contract
   birthday***                                   owner
------------------------------------------------------------------------------

* For the purposes of complying with the Maximum Annual Withdrawal Percentage, the amount of the withdrawal would include any charges applicable to the withdrawal. If you are taking required minimum distributions ("RMD") from the contract, and the portion of the RMD amount based on this contract only, is greater than the Maximum Annual Withdrawal Amount in a benefit year, that portion of the withdrawal will not be treated as an excess withdrawal. Any portion of an RMD withdrawal that is based on amounts greater than this contract alone will be considered an excess withdrawal. This will result in cancellation of the lifetime withdrawals and may further reduce your Maximum Annual Withdrawal Amount, MAV Benefit Base, and remaining Minimum Withdrawal Period. See "How are the components for MarketLock Calculated?" below.

** The fractional year indicates that the final withdrawal of the remaining Benefit Base, which will be less than your Maximum Annual Withdrawal Amount, may be taken at any time during the final year of the Minimum Withdrawal Period.

*** Lifetime withdrawals are available so long as your first withdrawal is taken on or after age 65 and withdrawals do not exceed the 5% Maximum Annual Withdrawal Percentage indicated above. If withdrawals exceed the 5% Maximum Annual Withdrawal Percentage in any Benefit Year (other than for RMD amounts for this contract that are greater than the Maximum Annual Withdrawal Amount), lifetime withdrawals are no longer available. Instead, available withdrawals are automatically recalculated with respect to the Minimum Withdrawal Period and Maximum Annual Withdrawal Percentage listed in the table above, based on the time of first withdrawal and reduced for withdrawals already taken.

FOR DETAILS ON THE EFFECTS OF WITHDRAWALS, PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK?"

In order to determine the Benefit's value, we calculate each of the components as described below.

How are the components for MarketLock calculated?

FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include the amount of Purchase Payments received during the first two years after your contract issue date, adjusted for any withdrawals during that period. Any Purchase Payments we receive more than two years after your contract issue date are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any spousal continuation contributions; however, spousal continuation contributions are included in the calculation of Anniversary Values, as defined below. SEE SPOUSAL CONTINUATION BELOW. Eligible Purchase Payments are limited to $1,500,000 without prior Company approval.

SECOND, we consider the MAV EVALUATION PERIOD, which begins on your contract issue date and ends on your 10th contract anniversary. On the expiration of the MAV Evaluation Period, you may contact us to extend the MAV Evaluation Period for an additional period as discussed further below.

THIRD, we determine the ANNIVERSARY VALUE which equals the value of your contract on any contract anniversary during the MAV Evaluation Period minus any Ineligible Purchase Payments.

FOURTH, we determine the MAV BENEFIT BASE. Initially, the MAV Benefit Base equals the first Eligible Purchase Payment. Thereafter, the MAV Benefit Base is increased each time subsequent Eligible Purchase Payments are made, and adjusted each time any withdrawals of contract value are taken. Please see "What are the effects of withdrawals on MarketLock?" below. On each contract anniversary throughout the MAV Evaluation Period, the MAV Benefit Base automatically adjusts upwards if the current Anniversary Value is greater than both the current MAV Benefit Base and any previous year's Anniversary Value. Other than adjustments made for withdrawals, the MAV Benefit Base will only be adjusted upwards, and subsequent lower Anniversary Values through the MAV Evaluation Period will not result in a lower MAV Benefit Base.

FIFTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year and is an amount calculated as a percentage of the MAV Benefit Base. The applicable Maximum Annual Withdrawal Percentage is determined based on the Benefit Year when you take your first withdrawal or whether you are taking lifetime withdrawals. Applicable percentages are shown in the MarketLock Summary Table above. If the MAV Benefit Base is increased to the current Anniversary Value, the Maximum Annual Withdrawal Amount is recalculated on that contract anniversary using the applicable Maximum Annual Withdrawal Percentage multiplied by the new MAV Benefit Base. If the MAV Benefit Base is increased for Eligible Purchase Payments, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the new MAV Benefit Base by the applicable Maximum Annual Withdrawal Percentage.

FINALLY, we determine the MINIMUM WITHDRAWAL PERIOD, which is the minimum period over which you may take withdrawals under the feature. The initial Minimum Withdrawal Period is calculated when withdrawals under the Benefit begin and is recalculated when the MAV Benefit Base is adjusted to a higher Anniversary Value by dividing the MAV Benefit Base by the Maximum Annual Withdrawal Amount. Please see the MarketLock Summary Table above for initial Minimum Withdrawal Periods. The Minimum Withdrawal Periods will be reduced due to withdrawals.

For details on the effects of withdrawals, please see WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK?

Can I extend the MAV Evaluation Period beyond 10 years?

Yes. As long as the Benefit is still in effect and the older owner is age 85 or younger at the time you elect the extension, you may elect to extend the MAV Evaluation Period. We guarantee that you will be given the opportunity to extend the MAV Evaluation Period under these conditions for at least one additional evaluation period of 10 years. IN ORDER TO EXTEND THE MAV EVALUATION PERIOD, YOU MUST CONTACT US NO LATER THAN THE END OF THE MAV EVALUATION PERIOD. If you elect to extend the MAV Evaluation Period, the MAV Benefit Base can continue to be adjusted upward as described above on each anniversary during the new MAV Evaluation Period. See "How are the Components of MarketLock calculated?" Also, if you extend the MAV Evaluation Period, you should note that the components of the feature, such as the fee and Maximum Annual Withdrawal Percentage, will change to those in effect at the time you elect to extend, which may be different from the components when you initially elected the feature. We will notify you in writing of the terms of the extension at least 30 days prior to the end of the MAV Evaluation Period. Additional MAV Evaluation Periods may be offered at our sole discretion.

If you do not contact us to extend the MAV Evaluation Period, the MAV Benefit Base will no longer be adjusted on subsequent contract anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last MAV Evaluation Period, subject to adjustments for withdrawals. You will continue to pay the fee at the rate that was in effect during the last MAV Evaluation Period and you will not be permitted to extend the MAV Evaluation Period in the future.

What is the fee for MarketLock?

The annualized fee for MarketLock is calculated as 0.65% of the MAV Benefit Base for all years in which the feature is in effect. However, if you elect to extend the MAV Evaluation Period the fee may change at the time of the extension. The fee will be calculated and deducted quarterly from the portion of your contract value allocated to the Variable Portfolios, starting on the first quarter following your contract issue date and ending upon termination of the Benefit. We will not assess the quarterly fee if you surrender or annuitize your contract before the end of a contract quarter.

You should keep in mind that an increase in the MAV Benefit Base due to an adjustment to a higher Anniversary Value or due to subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee. Alternatively, a decrease in MAV Benefit Base due to withdrawals will decrease the dollar amount of the fee.

If your MAV Benefit Base falls to zero before the feature has been terminated, the fee will no longer be deducted. However, if the MAV Benefit Base is adjusted upwards at a later date because the current anniversary value is greater than both the current and any previous anniversary values, the calculation and deduction of the fee will resume.

What are the effects of withdrawals on MarketLock?

The Maximum Annual Withdrawal Amount, MAV Benefit Base and Minimum Withdrawal Period may change over time as a result of the timing and amounts of withdrawals.

If you elect to begin withdrawals prior to your 65th birthday (if jointly owned, prior to the 65th birthday of the older owner), you will not be eligible to receive lifetime withdrawals. If you begin withdrawals on or after your 65th birthday (older owner's 65th birthday if jointly owned) and wish to receive lifetime withdrawals, you must withdraw no more than the Maximum Annual Withdrawal Amount which is calculated as 5% of the MAV Benefit Base. If the amount of withdrawals, at any time, exceeds 5% of the MAV Benefit Base in a Benefit Year, you will not receive lifetime withdrawals. However, you can continue to receive withdrawals over the Minimum Withdrawal Period in amounts up to the Maximum Annual Withdrawal Amount as described in the MarketLock Summary Table and under "How are the components for MarketLock calculated?" above, based on when you made your first withdrawal and adjusted for withdrawals already taken.

Total withdrawals in any Benefit Year equal to or less than the Maximum Annual Withdrawal Amount reduce the MAV Benefit Base by the amount of the withdrawal. Withdrawals in excess of the Maximum Annual Withdrawal Amount are considered Excess Withdrawals. We define Excess Withdrawals as either: 1) any portion of a withdrawal that causes the total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount; or 2) any withdrawal in a Benefit Year taken after the Maximum Annual Withdrawal Amount has been withdrawn. Excess Withdrawals will reduce the MAV Benefit Base by the greater of: (a) the amount of the Excess Withdrawal; or (b) the relative size of the Excess Withdrawal in relation to the contract value prior to the Excess Withdrawal. This means that if contract value is less than the MAV Benefit Base, withdrawals greater than the Maximum Annual Withdrawal Amount will result in a proportionately greater reduction of the MAV Benefit Base (as described below), which will be more than the amount of the withdrawal itself. This will also reduce your Maximum Annual Withdrawal Amount.

The impact of withdrawals and the effect on each component of MarketLock are further explained below:

     MAV BENEFIT BASE: Withdrawals reduce the MAV Benefit Base as follows:

     (1) If the withdrawal does not cause total withdrawals in the Benefit Year to exceed the Maximum Annual Withdrawal Amount, the MAV Benefit Base will be reduced by the amount of the withdrawal;

     (2) Excess Withdrawals as described above reduce the MAV Benefit Base as follows:

        If total withdrawals during the Benefit Year, including the current withdrawal, exceed the Maximum Annual Withdrawal Amount, the MAV Benefit Base is reduced to the lesser of (a) or (b), where:

        (a) is the MAV Benefit Base immediately prior to the withdrawal minus the amount of the Excess Withdrawal, or;

        (b) is the MAV Benefit Base immediately prior to the withdrawal reduced in the same proportion by which the contract value is reduced by the amount of the Excess Withdrawal.

MAXIMUM ANNUAL WITHDRAWAL AMOUNT: If the sum of withdrawals in a Benefit Year does not exceed the Maximum Annual Withdrawal Amount for that Benefit Year, the Maximum Annual Withdrawal Amount will not change for the next Benefit Year unless your MAV Benefit Base is adjusted upward (as described above under "How are the components for MarketLock calculated?"). If total withdrawals in a Benefit Year exceed the Maximum Annual Withdrawal Amount, the Maximum Annual Withdrawal Amount will be recalculated on the next contract anniversary. The new Maximum Annual Withdrawal Amount will equal the new MAV Benefit Base after any withdrawals on that contract anniversary, divided by the new Minimum Withdrawal Period on that contract anniversary. On that contract anniversary, the new Maximum Annual Withdrawal Amount may be lower than your previous Maximum Annual Withdrawal Amount.

MINIMUM WITHDRAWAL PERIOD: On each contract anniversary, a new Minimum Withdrawal Period is calculated as shown in the chart below.

-------------------------------------------------------------------------------------------------------------
             THE AMOUNT WITHDRAWN
              IN A BENEFIT YEAR                              EFFECT ON MINIMUM WITHDRAWAL PERIOD
-------------------------------------------------------------------------------------------------------------
  Amounts up to the Maximum Annual Withdrawal    New Minimum Withdrawal Period = the MAV Benefit Base (which
  Amount                                         includes a deduction for any previous withdrawal), divided by the current Maximum Annual Withdrawal Amount
-------------------------------------------------------------------------------------------------------------
  Amounts in excess of the Maximum Annual        New Minimum Withdrawal Period = the Minimum Withdrawal
  Withdrawal Amount                              Period as of the prior contract anniversary minus one year
-------------------------------------------------------------------------------------------------------------

THE OPTIONAL LIVING BENEFITS EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF WITHDRAWALS.

What happens if my contract value is reduced to zero?

If the contract value is zero but the MAV Benefit Base is greater than zero, a Benefit remains payable under the feature until the MAV Benefit Base is zero. Further, if you are eligible to take lifetime withdrawals, a Benefit is still payable even if the contract value and MAV Benefit Base both equal zero. However, the contract's other benefits, will be terminated once the contract value equals zero. You may not make subsequent Purchase Payments or transfers and no death benefit or future annuitization payments are available. Therefore, during times of unfavorable investment performance, withdrawals taken under the Benefit may reduce the contract value to zero eliminating any other benefits of the contract.

When the contract value equals zero, to receive any remaining Benefit, you must select one of the following income options:

     1. The current Maximum Annual Withdrawal Amount, paid equally on a quarterly, semi-annual or annual frequency as selected by you until either: (a) the time at which the Minimum Withdrawal Period equals zero, or (b) if receiving lifetime withdrawals, the date of death of the older contract owner; or

     2. Lump sum distribution of the discounted present value as determined by us, of the total remaining guaranteed withdrawals; or

     3. Any payment option mutually agreeable between you and us.

What happens to MarketLock upon a spousal continuation?

A Continuing Spouse may elect to continue or cancel the feature and its accompanying fee. The components of the feature will not change as a result of a spousal continuation. However, lifetime withdrawals or the option to receive lifetime withdrawals will cease upon death of the older owner. Excluding the lifetime option, a younger continuing spouse can elect to receive withdrawals in accordance with the provisions of the MarketLock Summary Table above based on when the first withdrawal was taken and adjusted for any withdrawals already taken. In the event of the death of the younger spouse, the older spousal beneficiary may continue to receive lifetime withdrawals because they are based on the older owner's life.

If the contract owner elected MarketLock and dies during the MAV Evaluation Period and the spousal beneficiary continues the Benefit, we will continue to re-evaluate the MAV Benefit Base on each contract anniversary during the MAV Evaluation Period, and any spousal continuation contribution is included in the calculation of the Anniversary Value. SEE SPOUSAL CONTINUATION BELOW. Additionally, the Continuing Spouse may extend the MAV Evaluation Period an additional period of 10 years provided that (1) the original owner did not previously extend the MAV Evaluation Period and (2) the Continuing Spouse is age 85 or younger at the time they extend the MAV Evaluation Period. Spousal continuation contributions are not considered to be Eligible Purchase Payments. However, spousal continuation contributions are included for the purpose of determining the MAV Benefit Base during the MAV Evaluation Period.

Can my non-spousal Beneficiary elect to receive any remaining withdrawals under MarketLock upon my death?

Upon the death of the older contract owner, lifetime withdrawals will no longer be available. If the contract value is greater than zero when the owner dies, a non-spousal Beneficiary must make a death claim under the contract provisions, which terminates MarketLock. If the contract value is zero when the owner dies, meaning that no death benefit is payable, but the Minimum Withdrawal Period remaining is greater than zero, a non-spousal Beneficiary may elect to continue receiving any remaining withdrawals under the feature. The other components of the feature will not change. However, the contract and its other benefits will be terminated. SEE DEATH BENEFITS BELOW.

What happens to MarketLock upon the Latest Annuity Date?

If there is remaining contract value and the MAV Benefit Base is greater than zero on the Latest Annuity Date, you must select one of the following options:

     1. Annuitize the contract value under the contract's annuity provisions; or

     2. If eligible for lifetime withdrawals, even if the MAV Benefit Base equals zero, elect to receive the current Maximum Annual Withdrawal Amount on the Latest Annuity Date, paid equally on a quarterly, semi-annual or annual frequency as selected by you, until your death; or

     3. Elect to receive your remaining MAV Benefit Base on the Latest Annuity Date paid over the Minimum Withdrawal Period with payments equal to the current Maximum Annual Withdrawal Amount. If withdrawals have not started, your Maximum Annual Withdrawal Amount and Minimum Withdrawal Period will be calculated based on the applicable Maximum Annual Withdrawal Percentage; or

     4. Any payment option mutually agreeable between you and us.

Upon election of any of the above options, the Accumulation Phase of your contract ends and the Income Phase begins. Therefore, if electing Income Payments for the life of the Annuitant, upon death, no benefit remains and the contract and its features will terminate.

Can MarketLock be cancelled?

MarketLock may be cancelled on the 5th contract anniversary, the 10th contract anniversary, or any contract anniversary thereafter. Once MarketLock is cancelled, you will no longer be charged a fee and the guarantees under the Benefit are terminated. You may not re-elect MarketLock after cancellation.

Are there circumstances under which MarketLock will automatically terminate?

The feature automatically terminates upon the occurrence of one of the following:

     1. The Minimum Withdrawal Period has been reduced to zero unless conditions for lifetime withdrawals are met; or

     2. Annuitization of the contract; or

     3. Full surrender of the contract; or

     4. Death benefit is paid.

Lifetime withdrawals will not be available in the event of:

     1. An ownership change which results in a change of the older owner;* or

     2. Withdrawals prior to the 65th birthday of the older owner; or

     3. Death of the older owner; or

     4. A Spousal Continuation (upon the death of the older owner); or

     5. A withdrawal in excess of 5% of MAV Benefit Base.**

* If a change of ownership occurs from a natural person to a non-natural entity, the original natural older owner must also be the annuitant after the ownership change to prevent termination of lifetime withdrawals. A change of ownership from a non-natural entity to a natural person can only occur if the new natural owner was the original natural older annuitant in order to prevent termination of lifetime withdrawals. Any ownership change is contingent upon prior review and approval by the Company.

** If a required minimum distribution withdrawal for this contract exceeds the Maximum Annual Withdrawal Amount, the ability to receive lifetime withdrawals will not be terminated.

MARKETLOCK FOR TWO

When and how may I elect MarketLock For Two?

You may only elect MarketLock For Two at the time of contract issue and this feature cannot be elected if you elect any other optional living benefit, including MarketLock. To elect MarketLock For Two, you must purchase the contract with your spouse as joint owner or you must designate your spouse as the sole, primary beneficiary. For Non-qualified contracts, the younger owner/spousal beneficiary must be at least age 55 and no older than age 75. For Qualified contracts, the owner and the spousal beneficiary must be at least age 55 and the owner must be no older than age 75 at the time of contract issue.

How does MarketLock For Two work?

MarketLock For Two automatically locks-in the highest Anniversary Value during the first 10 years (or 20 years if you extend the MAV Evaluation Period, as discussed below) and guarantees annual withdrawals based on this amount over your lifetime and the lifetime of your spouse. You may begin taking withdrawals immediately following the contract issue date. The Maximum Annual Withdrawal Percentage represents the maximum percentage of your MAV Benefit Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each year, and varies depending on the age of the younger spouse at the time of the first withdrawal.

MARKETLOCK FOR TWO SUMMARY TABLE:

--------------------------------------------------------------
                                           MAXIMUM
                                            ANNUAL
  AGE OF THE YOUNGER SPOUSE               WITHDRAWAL
 AT TIME OF FIRST WITHDRAWAL             PERCENTAGE*
--------------------------------------------------------------
 At least age 55 but prior to
         63rd Birthday                        4%
--------------------------------------------------------------
 At least age 63 but prior to
         76th Birthday                        5%
--------------------------------------------------------------
  On or after 76th birthday                   6%
--------------------------------------------------------------

* If you are taking required minimum distributions ("RMD") from the contract, and the portion of the RMD amount based on this contract is greater than the Maximum Annual Withdrawal Amount (defined below), that portion of the withdrawal will not be treated as an excess withdrawal. Any portion of an RMD withdrawal that is based on amounts other than this contract will be considered an Excess Withdrawal. Please see "What are the effects of withdrawals on MarketLock For Two?" below.

How are the components for MarketLock For Two calculated?

FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include the amount of Purchase Payments received during the first two years after your contract issue date. Any Purchase Payments we receive more than two years after your contract issue date are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any spousal continuation contributions; however, spousal continuation contributions are included in the calculation of Anniversary Values, as defined below. SEE THE SPOUSAL CONTINUATION SECTION below. Eligible Purchase Payments are limited to $1,500,000 without prior Company approval.

SECOND, we consider the MAV EVALUATION PERIOD, which begins on your contract issue date and ends on your 10th contract anniversary. On the expiration of the MAV Evaluation Period, you may contact us to extend the MAV Evaluation Period for an additional period as discussed further below.

THIRD, we determine the ANNIVERSARY VALUE which equals the value of your contract on any contract anniversary during the MAV Evaluation Period minus any Ineligible Purchase Payments.

FOURTH, we determine the MAV BENEFIT BASE. Initially, the MAV Benefit Base is equal to the first Eligible Purchase Payment. Thereafter, the MAV Benefit Base is increased each time subsequent Eligible Purchase Payments are made, and adjusted each time any Excess Withdrawals are taken. Please see "What are the effects of withdrawals on MarketLock For Two?" below. On each contract anniversary throughout the MAV Evaluation Period, the MAV Benefit Base automatically adjusts upwards if the current Anniversary Value is greater than both the current MAV Benefit Base and any previous year's Anniversary Value. Other than adjustments made for excess withdrawals, the MAV Benefit Base will only be adjusted upwards, and subsequent lower Anniversary Values through the MAV Evaluation Period will not result in a lower MAV Benefit Base.

FINALLY, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year and is an amount calculated by multiplying the current MAV Benefit Base by the applicable Maximum Annual Withdrawal Percentage. The applicable Maximum Annual Withdrawal Percentage is determined based on the younger spouse's age when you take your first withdrawal. Applicable percentages are shown in the MarketLock For Two Summary table above. If the MAV Benefit Base is increased to the current Anniversary Value, the Maximum Annual Withdrawal Amount is recalculated on that contract anniversary by multiplying the new MAV Benefit Base by the applicable Maximum Annual Withdrawal Percentage. If the MAV Benefit Base is increased for any Eligible Purchase Payments, the Maximum Annual Withdrawal Amount will be recalculated upon receipt of each Eligible Purchase Payments by multiplying the new MAV Benefit Base by the applicable Maximum Annual Withdrawal Percentage.

What is the fee for MarketLock For Two?

The annualized fee for MarketLock For Two for all years in which the feature is in effect, is calculated as 0.40% of the MAV Benefit Base prior to any withdrawal being taken and 0.80% of the MAV Benefit Base after the first withdrawal is taken. However, if you elect to extend the MAV Evaluation Period the fee may change at the time of the extension.

You should keep in mind that an increase in the MAV Benefit Base due to an adjustment to a higher Anniversary Value or due to subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee. The fee will be calculated and deducted quarterly from the portion of your contract value allocated to the Variable Portfolios, starting on the first quarter following your contract issue date and ending upon termination of the Benefit. The 0.80% fee applicable after the first withdrawal is assessed at the end of the quarter in which the withdrawal is taken. If your contract value and/or MAV Benefit Base falls to zero before the feature has been terminated, the fee will no longer be deducted. However, if the MAV Benefit Base is adjusted upwards at a later date because the current anniversary value is greater than both the current and any previous anniversary values, the calculation and deduction of the fee will resume. We will not assess the quarterly fee if you surrender or annuitize your contract before the end of a contract quarter.

What are the effects of withdrawals on MarketLock For Two?

The Maximum Annual Withdrawal Amount and the MAV Benefit Base may change over time as a result of the timing and amounts of withdrawals.

Any withdrawals in a Benefit Year that in total are less than or equal to the Maximum Annual Withdrawal Amount, do not reduce the MAV Benefit Base. We define Excess Withdrawals as either: 1) any portion of a withdrawal that causes the total withdrawals in a benefit year to exceed the Maximum Annual Withdrawal Amount; or 2) any withdrawal in a Benefit Year taken after the Maximum Annual Withdrawal Amount has been withdrawn. Excess Withdrawals will reduce the MAV Benefit Base in the same proportion by which the contract value is reduced by the Excess Withdrawal. Excess Withdrawals also result in a reduction to your Maximum Annual Withdrawal Amount because it is recalculated after each Excess Withdrawal by multiplying the reduced MAV Benefit Base by the existing Maximum Annual Withdrawal Percentage. In addition, if in any year an Excess Withdrawal reduces the contract value to zero, MarketLock For Two is terminated and you will not continue to receive withdrawals over your and your spouse's lifetime.

The impact of withdrawals and the effect on each component of MarketLock For Two are further explained below:

     MAV BENEFIT BASE: If the sum of withdrawals in any Benefit Year does not exceed the Maximum Annual Withdrawal Amount, the MAV Benefit Base is not reduced for those withdrawals. Excess Withdrawals as described above reduce the MAV Benefit Base as follows:

     For each Excess Withdrawal taken, the MAV Benefit Base is reduced in the same proportion by which the contract value is reduced by each Excess Withdrawal.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the MAV Benefit Base. Accordingly, if the sum of withdrawals in any Benefit Year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your MAV Benefit Base is adjusted upward (as described above under "How are the components for MarketLock For Two Calculated?"). If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced MAV Benefit Base by the existing Maximum Annual Withdrawal Percentage. This newly recalculated Maximum Annual Withdrawal Amount will be available beginning on the next contract anniversary and may be lower than your previous Maximum Annual Withdrawal Amount For Two.

THE OPTIONAL LIVING BENEFITS EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF WITHDRAWALS.

What happens if the contract value is reduced to zero?

If the contract value is zero but the MAV Benefit Base is greater than zero, a Benefit remains payable over your lifetime and the lifetime of your spouse. However, if at the time an Excess Withdrawal is taken, your contract value is reduced to zero, no Benefit remains.

The contract's other benefits will be terminated once the contract value equals zero. You may not make subsequent Purchase Payments or transfers and no death benefit or future annuity payments are available. Therefore, during times of unfavorable investment performance, withdrawals taken under the benefit may reduce the contract value to zero eliminating any other benefits of the contract.

Except as described above, when the contract value equals zero, to receive any remaining benefit, you may select one of the following income options:

     1. The current Maximum Annual Withdrawal Amount, paid equally on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the surviving spouse; or

     2. Lump sum distribution of the discounted present value as determined by us, of the total remaining guaranteed withdrawals; or

     3. Any payment option mutually agreeable between you and us.

If you do not select a payment option, the remaining Benefit will be paid as the current Maximum Annual Withdrawal Amount on a quarterly basis until the date of death of the surviving spouse.

Can I extend the MAV Evaluation Period beyond 10 years?

Yes. As long as the Benefit is still in effect and the younger spouse is age 85 or younger at the time you elect the extension, they may elect to extend the MAV Evaluation Period. We guarantee that you will be given the opportunity to extend the MAV Evaluation Period under these conditions for at least one additional evaluation period of 10 years. IN ORDER TO EXTEND THE MAV EVALUATION PERIOD, YOU MUST CONTACT US NO LATER THAN 60 DAYS AFTER THE END OF THE MAV EVALUATION PERIOD. If you elect to extend the MAV Evaluation Period, the MAV Benefit Base can continue to be adjusted upward as described above on each anniversary during the new MAV Evaluation Period. See "How are the components for MarketLock For Two calculated?" Also, if you extend the MAV Evaluation Period, you should note that the components of the feature, such as the fee, will change to those in effect at the time you elect to extend, which may be different from the components when you initially elected the feature. Additional MAV Evaluation Periods may be offered at our sole discretion.

If you do not contact us to extend the MAV Evaluation Period, the MAV Benefit Base will no longer be adjusted for market gains on subsequent contract anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last MAV Evaluation Period, subject to adjustments for excess withdrawals. You will continue to pay the fee at the rate that was in effect during the last MAV Evaluation Period and you will not be permitted to extend the MAV Evaluation Period in the future.

What happens to MarketLock For Two upon a spousal continuation?

The components of the feature will not change as a result of a spousal continuation. A continuing spouse can elect to receive withdrawals in accordance with the provisions of the MarketLock For Two Summary Table above based on the age of the younger spouse when the first withdrawal was taken and based on the MAV Benefit Base at the time of spousal continuation. Alternatively, if contract value is greater than zero, a continuing spouse may make a death claim under the death provisions of the contract and terminate the contract and the MarketLock For Two feature.

If spousal continuation occurs during the MAV Evaluation Period, the continuing spouse will continue to receive any upward adjustments due to market gains to the MAV Benefit Base during the period and any spousal continuation contribution is included in the Anniversary Value. However, spousal continuation contributions are not considered to be Eligible Purchase Payments. In addition, the continuing spouse will be eligible to extend the MAV Evaluation Period upon the expiration of the initial period. (See "Can I extend the MAV Evaluation Period beyond 10 years?").

Can a non-spousal Beneficiary elect to receive any remaining benefits under MarketLock For Two upon the death of the second spouse?

No. Upon the death of both spouses, if the contract value is greater than zero, a non-spousal beneficiary must make an election under the death provisions of the contract, which terminates MarketLock For Two. SEE DEATH BENEFITS BELOW.

What happens to MarketLock For Two upon the Latest Annuity Date?

If there is remaining contract value and the MAV Benefit Base is greater than zero on the Latest Annuity Date, you must select one of the following options:

     1. Annuitize the contract value under the contract's annuity provisions; or

     2. Elect to receive the current Maximum Annual Withdrawal Amount on the Latest Annuity Date, paid equally on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the surviving spouse, if eligible for lifetime withdrawals, even if the MAV Benefit Base is zero; or

     3. Any payment option mutually agreeable between you and us.

Upon election of items 1, 2, or 3 above, the Accumulation Phase of your contract ends and the Income Phase begins. Therefore, if electing Income Payments for the life of the Annuitant, upon death, no benefit remains and the contract and its features will terminate.

Can MarketLock For Two be cancelled?

MarketLock For Two may be cancelled on the 5th contract anniversary, the 10th contract anniversary, or any contract anniversary thereafter. Once MarketLock For Two is cancelled, you will no longer be charged a fee and the guarantees under the Benefit are terminated. You may not extend the MAV Evaluation Period and you may not re-elect MarketLock For Two after cancellation.

Are there circumstances under which MarketLock For Two will automatically terminate?

The feature automatically terminates upon the occurrence of one of the following:

     1. Annuitization of the contract; or

     2. Full surrender of the contract; or

     3. A death benefit is paid and the contract is not continued by the spouse; or

     4. Excess withdrawals that reduce the contract value to zero which then reduces the MAV Benefit Base to zero; or

     5. Death of surviving original spouse; or

     6. A change in ownership that involves the original owner(s) except as noted below and under "Are there circumstances under which guaranteed withdrawals over the lifetime of your spouse is terminated?"*

     * If a change of ownership occurs from a natural person to a non-natural entity, the original natural owner(s) must also be the annuitant(s) after the ownership change to prevent termination of MarketLock For Two. A change of ownership from a non-natural entity to a natural person can only occur if the new natural owner(s) was the original natural annuitant(s) in order to prevent termination of MarketLock For Two. Any ownership change is contingent upon prior review and approval by the Company.

Are there circumstances under which guaranteed withdrawals over the lifetime of your spouse is terminated?

Under any of the following circumstances, MarketLock For Two will provide a guarantee for your lifetime and not the lifetime of your spouse:

     1. One of the two original owners is removed from the contract; or

     2. The original spousal beneficiary is removed or replaced; or

     3. The original spousal joint owner or spousal beneficiary is removed or replaced upon divorce; or

     4. The original spousal joint owners or spousal beneficiary are no longer married at the time of death of the first spouse.

Under these circumstances, the original remaining owner continues to pay the fee for MarketLock For Two and receives the Benefit for his/her lifetime only, or may choose to terminate the feature as described under "Can MarketLock For Two be cancelled?"

SEASONS INCOME REWARDS

What is Seasons Income Rewards?

Seasons Income Rewards is an optional guaranteed minimum withdrawal benefit designed to help you create a guaranteed income stream. You are guaranteed to receive withdrawals over a minimum number of years that in total equal at least Purchase Payments made in the first 90 days after contract issue with an opportunity for a Step-Up Amount, as described below, adjusted for withdrawals during that period (the "Benefit"); these withdrawals are guaranteed even if the contract value falls to zero. Seasons Income Rewards does not guarantee lifetime withdrawals but it may offer protection in the event your contract value declines due to unfavorable investment performance. Seasons Income Rewards has rules and restrictions that are discussed more fully below.

Seasons Income Rewards offers three options. These options provide, over a minimum number of years, a guaranteed minimum withdrawal amount equal to at least your Purchase Payments made in the first 90 days (adjusted for withdrawals) with an opportunity to receive a 10%, 20% or 50% step-up amount depending on the option elected. If you take withdrawals prior to the Benefit Availability Date (as defined in the table below), you will receive either no step-up amount or a reduced step-up amount, depending on the option selected.

Each option and its components are described below. You should read each option carefully and discuss the feature with your financial representative before electing an option.

How and when can I elect Seasons Income Rewards?

You may only elect this feature at the time of contract issue. You may not change the option after election. Please refer to the Seasons Income Rewards Summary Table below for the age limitations associated with these features.

Generally, once you elect Seasons Income Rewards, it cannot be cancelled.

Seasons Income Rewards cannot be elected if you elect any other optional Living Benefit. Seasons Income Rewards may not be available through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability.

How is the Benefit for Seasons Income Rewards calculated?

In order to determine the Benefit, we calculate each of the components as described below. The Benefit's components and value may vary depending on the option you choose. The earliest date you may begin taking withdrawals under the Benefit is the BENEFIT AVAILABILITY DATE. Each one-year period beginning on the contract issue date and ending on the day before the contract anniversary date is considered a BENEFIT YEAR.

What are the three Seasons Income Rewards options?

The table below is a summary of the three Seasons Income Rewards options we are currently offering.

SEASONS INCOME REWARDS SUMMARY:

----------------------------------------------------------------------------------------------------------
                                                                                            MINIMUM
                                                                                           WITHDRAWAL
                                                                                            PERIOD*
                                                                                          (IF MAXIMUM
                                                                        MAXIMUM              ANNUAL
                                      BENEFIT                            ANNUAL            WITHDRAWAL
                  MAXIMUM           AVAILABILITY       STEP-UP         WITHDRAWAL         AMOUNT TAKEN
 OPTION         ELECTION AGE            DATE            AMOUNT       PERCENTAGE***         EACH YEAR)
----------------------------------------------------------------------------------------------------------
    1      Age 80 or younger on       3 years          10%* of           10% of             11 years
           the contract issue        following        Withdrawal       Withdrawal
           date                    contract issue    Benefit Base     Benefit Base
                                        date
----------------------------------------------------------------------------------------------------------
    2      Age 80 or younger on       5 years          20%* of           10% of             12 years
           the contract issue        following        Withdrawal       Withdrawal
           date                    contract issue    Benefit Base     Benefit Base
                                        date
----------------------------------------------------------------------------------------------------------
    3      Age 70 or younger on       10 years         50%** of          10% of             15 years
           the contract issue        following        Withdrawal       Withdrawal
           date                    contract issue    Benefit Base     Benefit Base
                                        date
----------------------------------------------------------------------------------------------------------

* If you elect Option 1 or 2 and take a withdrawal prior to the Benefit Availability Date, you will not receive a Step-Up Amount. The Minimum Withdrawal Period for Options 1 and 2 will be 10 years if you do not receive a Step-Up Amount.

** If you elect Option 3 and take a withdrawal prior to the Benefit Availability Date, you will receive a reduced Step-Up Amount of 30% of the Withdrawal Benefit Base. The Minimum Withdrawal Period will be 13 years if you receive a reduced Step-Up Amount.

*** For contract holders subject to annual required minimum distributions, the Maximum Annual Withdrawal Amount will be the greater of: (1) the amount indicated in the table above; or (2) the annual required minimum distribution amount associated with your contract value only. Required minimum distributions may reduce your Minimum Withdrawal Period. Please see IMPORTANT INFORMATION section below.

How are the components for Seasons Income Rewards calculated?

FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include the amount of Purchase Payments made to the contract during the first 90 days after your contract issue date, adjusted for any withdrawals before the Benefit Availability Date in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal. The calculation of Eligible Purchase Payments does not include spousal continuation contributions. SEE SPOUSAL CONTINUATION BELOW.

SECOND, we determine the WITHDRAWAL BENEFIT BASE. On the Benefit Availability Date, the Withdrawal Benefit Base equals the sum of all Eligible Purchase Payments.

THIRD, we determine the STEP-UP AMOUNT, if any, which is calculated as a specified percentage (listed in the Seasons Income Rewards Summary table above) of the Withdrawal Benefit Base on the Benefit Availability Date. If you elect Option 1 or 2, you will not receive a Step-Up Amount if you take any withdrawals prior to the Benefit Availability Date. If you elect Option 3, the Step-Amount will be reduced to 30% of the Withdrawal Benefit Base if you take any withdrawals prior to the Benefit Availability Date. The Step-Up Amount is not considered a Purchase Payment and cannot be used in calculating any other benefits, such as death benefits, contract values or annuitization value.

FOURTH, we determine the STEPPED-UP BENEFIT BASE, which is the total amount available for withdrawal under the feature and is used to calculate the minimum time period over which you may take withdrawals under the Seasons Income Rewards feature. The Stepped-Up Benefit Base equals the Withdrawal Benefit Base plus the Step-Up Amount, if any.

FIFTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which is a stated percentage (listed in the Seasons Income Rewards Summary table above) of the Withdrawal Benefit Base and represents the maximum amount of withdrawals that are available under this feature each Benefit Year after the Benefit Availability Date.

FINALLY, we determine the MINIMUM WITHDRAWAL PERIOD, which is the minimum period over which you may take withdrawals under the Seasons Income Rewards feature. The Minimum Withdrawal Period is calculated by dividing the Stepped-Up Benefit Base by the Maximum Annual Withdrawal Amount.

What is the fee for Seasons Income Rewards?

What is the fee for Seasons Income Rewards?

The annualized Seasons Income Rewards fee will be assessed as a percentage of the Withdrawal Benefit Base. The fee will be deducted quarterly from the portion of your contract value allocated to the Variable Portfolios starting on the first quarter following the contract issue date and ending upon the termination of the feature. If your contract value falls to zero before the feature has been terminated, the fee will no longer be assessed. We will not assess the quarterly fee if you surrender or annuitize before the end of a quarter.

               ----------------------------------------------------------------------------------
                    CONTRACT YEAR                                 ANNUALIZED FEE
               ----------------------------------------------------------------------------------
                      0-7 years                          0.65% of Withdrawal Benefit Base
               ----------------------------------------------------------------------------------
                      8-10 years                         0.45% of Withdrawal Benefit Base
               ----------------------------------------------------------------------------------
                         11+                                           None
               ----------------------------------------------------------------------------------

What are the effects of withdrawals on Seasons Income Rewards?

The Benefit amount, Maximum Annual Withdrawal Amount and Minimum Withdrawal Period may change over time as a result of withdrawal activity. Withdrawals after the Benefit Availability Date equal to or less than the Maximum Annual Withdrawal Amount generally reduce the Benefit by the amount of the withdrawal. Withdrawals in excess of the Maximum Annual Withdrawal Amount will reduce the Benefit in the same proportion that the contract value was reduced at the time of the withdrawal. This means if investment performance is down and contract value is reduced, withdrawals greater than the Maximum Annual Withdrawal Amount will result in a greater reduction of the Benefit. The impact of withdrawals and the effect on each component of Seasons Income Rewards are further explained through the calculations below:

WITHDRAWAL BENEFIT BASE: Withdrawals prior to the Benefit Availability Date reduce the Withdrawal Benefit Base in the same proportion that the contract value was reduced at the time of the withdrawal. Withdrawals prior to the Benefit Availability Date also eliminate any Step-Up Amount for Options 1 and 2 and reduce the Step-Up Amount to 30% of the Withdrawal Benefit Base for Option 3.

Withdrawals after the Benefit Availability Date will not reduce the Withdrawal Benefit Base until the sum of withdrawals after the Benefit Availability Date exceeds the Step-Up Amount.

     Thereafter, any withdrawal or portion of a withdrawal will reduce the Withdrawal Benefit Base as follows:

     (1) If the withdrawal does not cause total withdrawals in the Benefit Year to exceed the Maximum Annual Withdrawal Amount, the Withdrawal Benefit Base will be reduced by the amount of the withdrawal, or

     (2) If the withdrawal causes total withdrawals in the Benefit Year to exceed the Maximum Annual Withdrawal Amount, the Withdrawal Benefit Base is reduced to the lesser of (a) or (b), where:

        a. is the Withdrawal Benefit Base immediately prior to the withdrawal minus the amount of the withdrawal, or;

        b. is the Withdrawal Benefit Base immediately prior to the withdrawal reduced in the same proportion by which the contract value is reduced by the amount of the withdrawal.

STEPPED-UP BENEFIT BASE: Since withdrawals prior to the Benefit Availability Date eliminate any Step-Up Amount for Options 1 and 2, the Stepped-Up Benefit Base will be equal to the Withdrawal Benefit Base if you take withdrawals prior to the Benefit Availability Date. For Option 3, if you take withdrawals prior to the Benefit Availability Date, the Stepped-Up Benefit Base will be equal to the Withdrawal Benefit Base plus the reduced Step-Up Amount which will be 30% of the Withdrawal Benefit Base, adjusted for such withdrawals.

     If you do not take withdrawals prior to the Benefit Availability Date, you will receive the entire Step-Up Amount and the Stepped-Up Benefit Base will equal the Withdrawal Benefit Base plus the Step-Up Amount.

     After the Benefit Availability Date, any withdrawal that does not cause total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount will reduce the Stepped-Up Benefit Base by the amount of the withdrawal. After the Benefit Availability Date, any withdrawal that causes total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount (in that Benefit Year) reduces the Stepped-Up Benefit Base to the lesser of (a) or (b), where:

        a. is the Stepped-Up Benefit Base immediately prior to the withdrawal minus the amount of the withdrawal, or;

        b. is the Stepped-Up Benefit Base immediately prior to the withdrawal reduced in the same proportion by which the contract value is reduced by the amount of the withdrawal.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: If the sum of withdrawals in a Benefit Year does not exceed the Maximum Annual Withdrawal Amount for that Benefit Year, the Maximum Annual Withdrawal Amount does not change for the next Benefit Year. If total withdrawals in a Benefit Year exceed the Maximum Annual Withdrawal Amount, the Maximum Annual Withdrawal Amount will be recalculated at the start of the next Benefit Year. The new Maximum Annual Withdrawal Amount will equal the Stepped-Up Benefit Base on that Benefit Year anniversary divided by the Minimum Withdrawal Period on that Benefit Year anniversary. The new Maximum Annual Withdrawal Amount may be lower than your previous Maximum Annual Withdrawal Amounts.

     MINIMUM WITHDRAWAL PERIOD: After each withdrawal, a new Minimum Withdrawal Period is calculated. If total withdrawals in a Benefit Year are less than or equal to the current Maximum Annual Withdrawal Amount, the new Minimum Withdrawal Period equals the Stepped-Up Benefit Base after the withdrawal, divided by the current Maximum Annual Withdrawal Amount.

     During any Benefit Year in which the sum of withdrawals exceeds the Maximum Annual Withdrawal Amount, the new Minimum Withdrawal Period equals the Minimum Withdrawal Period calculated at the end of the prior Benefit Year reduced by one year.

     CONTRACT VALUE: Any withdrawal under the Benefit reduces the contract value by the amount of the withdrawal.

THE OPTIONAL LIVING BENEFITS EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF WITHDRAWALS.

What happens if my contract value is reduced to zero with Seasons Income
Rewards?

If the contract value is zero but the Stepped-Up Benefit Base is greater than zero, a Benefit remains payable under the feature until the Benefit Base is zero. However, the contract and its features and other benefits will be terminated once the contract value equals zero. Once the contract is terminated, you may not make subsequent Purchase Payments and no death benefit or future annuitization payments are available. Therefore, under adverse market conditions, withdrawals taken under the Benefit may reduce the contract value to zero eliminating any other benefits of the contract.

To receive your remaining Benefit, you may select one of the following options:

     1. The current Maximum Annual Withdrawal Amount, paid equally on a quarterly, semi-annual or annual frequency as selected by you until the Stepped-Up Benefit Base equals zero; or

     2. Lump sum distribution of the discounted present value as determined by us, of the total remaining guaranteed withdrawals; or

     3. Any payment option mutually agreeable between you and us.

If you do not select a payment option, the remaining Benefit will be paid as the current Maximum Annual Withdrawal Amount on a quarterly basis.

What happens to Seasons Income Rewards upon a spousal continuation?

A Continuing Spouse may elect to continue or cancel the feature and its accompanying fee. The components of the feature will not change as a result of a spousal continuation. However, continuation contributions are not considered to be Eligible Purchase Payments. SEE SPOUSAL CONTINUATION BELOW.

Can my non-spousal Beneficiary elect to receive any remaining withdrawals under Seasons Income Rewards upon my death?

If the contract value is greater than zero when the owner dies, a non-spousal Beneficiary must make a death claim under the contract provisions, which terminates Seasons Income Rewards. SEE DEATH BENEFITS BELOW. If the contract value is zero when the owner dies, meaning that no death benefit is payable, but the Stepped-Up Benefit Base is greater than zero, a non-spousal Beneficiary may elect to continue receiving any remaining withdrawals under the feature. The components of the feature will not change.

Can Seasons Income Rewards be cancelled?

Once you elect Seasons Income Rewards, you may not cancel the feature. However, there is no charge for Seasons Income Rewards after the 10th contract anniversary.

Additionally, the feature automatically terminates upon the occurrence of one of the following:

     1. The Stepped-Up Benefit Base is equal to zero; or

     2. Annuitization of the contract; or

     3. Full surrender of the contract; or

     4. Death benefit is paid; or

     5. Upon a spousal continuation, the Continuing Spouse elects not to continue the contract with the feature.

What happens to Seasons Income Rewards upon the Latest Annuity Date?

If your contract value and Stepped-Up Benefit Base are greater than zero, and you begin the Income Phase upon or before the Latest Annuity Date, you will not receive the benefit of any remaining guaranteed withdrawals under the feature. Your annuity income payments will be calculated using your contract value and the selected income option. PLEASE SEE INCOME OPTIONS BELOW.

Important Information about Seasons Income Rewards

Seasons Income Rewards is designed to offer protection of your initial investment in the event of a significant market downturn. Seasons Income Rewards may not guarantee an income stream based on all Purchase Payments made into your contract. Seasons Income Rewards does not guarantee investment gains nor does it guarantee a withdrawal of any subsequent Purchase Payments made after the 90th day following the contract issue date. This feature also does not guarantee lifetime income payments. You may never need to rely on Seasons Income Rewards if your contract performs within a historically anticipated range. However, past performance is no guarantee of future results.

WITHDRAWALS UNDER THIS FEATURE ARE TREATED LIKE ANY OTHER WITHDRAWAL FOR THE PURPOSE OF REDUCING THE CONTRACT VALUE, FREE WITHDRAWAL AMOUNTS AND ALL OTHER BENEFITS, FEATURES AND CONDITIONS OF YOUR CONTRACT. PLEASE SEE ACCESS TO YOUR MONEY ABOVE.

If you elect Seasons Income Rewards and need to take withdrawals or are required to take required minimum distributions ("RMD") under the Internal Revenue Code from this contract prior to the Benefit Availability Date, you should know that such withdrawals may negatively affect the value of the Benefit.

Any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you set up RMDs and have elected this feature, your withdrawals must be automated and will not be recalculated on an annual basis.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SEASONS INCOME REWARDS AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

SEASONS PROMISE

What is Seasons Promise?

Seasons Promise is an optional guaranteed minimum accumulation benefit offered on your contract. At the end of 10 full contract years ("Benefit Date"), the feature makes a one-time adjustment ("Benefit") so that your contract will be worth at least the amount of your guaranteed Purchase Payment(s), adjusted for withdrawals, as specified below. Seasons Promise offers protection in the event that your contract value declines due to unfavorable investment performance.

How and when can I elect Seasons Promise?

You may only elect this feature at the time your contract is issued, so long as the Waiting Period ends before your Latest Annuity Date. Seasons Promise is not available if you elect any other optional living benefit.

Seasons Promise may not be available through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability.

Can Seasons Promise be cancelled?

Generally, this feature and its corresponding charge cannot be cancelled or terminated prior to the Benefit Date. The feature terminates automatically following the Benefit Date. In addition, the feature will no longer be available and no Benefit will be paid if a death benefit is paid or if the contract is fully surrendered or annuitized before the end Benefit Date.

How is the Benefit calculated for Seasons Promise?

The Benefit is a one-time adjustment to your contract in the event that your contract value on the Benefit Date is less than the Purchase Payments made in the contract's first 90 days.

The Benefit is equal to your Benefit Base, as defined below, minus your contract value on the Benefit Date. If the resulting amount is positive, you will receive a Benefit under the feature. If the resulting amount is negative, you will not receive a Benefit.

Your Benefit Base is equal to (a) minus (b) where:

     (a) is the Purchase Payments received on or after the contract issue date in the contract's first 90 days, and;

     (b) is an adjustment for all withdrawals and applicable fees and charges made subsequent to the contract issue date, in an amount proportionate to the amount by which the withdrawal decreased the contract value at the time of the withdrawal.

What is the fee for Seasons Promise?

The annualized fee will be deducted from your contract value each quarter throughout the first 10 full contract years, beginning at the end of the first contract quarter following the contract issue date and up to and including on the Benefit Date. Once the feature is terminated, as discussed above, the charge will no longer be deducted. We will also not assess the quarterly fee if you surrender or annuitize before the end of the quarter.

---------------------------------------------------------
       CONTRACT YEAR               ANNUALIZED FEE*
---------------------------------------------------------
            0-5                         0.65%
---------------------------------------------------------
            6-10                        0.45%
---------------------------------------------------------
            11+                          none
---------------------------------------------------------

* As a percentage of your contract value minus Purchase Payments received after the 90th day since the contract issue date.

What happens to Seasons Promise upon a spousal continuation?

If your spouse chooses to continue this contract upon your death, this feature cannot be terminated until 10 full contract years have passed starting from the original issue date. Therefore, the corresponding Benefit Date will not change as a result of a spousal continuation. SEE SPOUSAL CONTINUATION BELOW.

Important Information about Seasons Promise

Seasons Promise only guarantees Purchase Payments made in the first 90 days after issue. If you plan to add subsequent Purchase Payments after the first 90 days, you should know that Seasons Promise would not protect the majority of those payments.

Since Seasons Promise may not guarantee a return of all Purchase Payments, it is important to realize that subsequent Purchase Payments made into the contract may decrease the value of the Benefit. For example, if near the Benefit Date your Benefit Base is greater than your contract value, and you then make a subsequent Purchase Payment that causes your contract value to be larger than your Benefit Base on your Benefit Date, you will not receive any Benefit even though you have paid for Seasons Promise throughout the first 10 contract years. You should discuss making subsequent Purchase Payments with your financial representative as such activity may reduce or eliminate the value of the Benefit.

We will allocate the Benefit, if any, on the Benefit Date to the Cash Management Variable Portfolio. Any Benefit paid is not considered a Purchase Payment for purposes of calculating other benefits or features of your contract. Other contract benefits based on earnings, will continue to define earnings as the difference between contract value and Purchase Payments adjusted for withdrawals. For information about how the Benefit is treated for income tax purposes, you should consult a qualified tax advisor for information concerning your particular circumstances.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE SEASONS PROMISE AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

DEATH BENEFIT
--------------------------------------------------------------------------------

If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary. You must select a death benefit option at the time you purchase your contract. Once selected, you cannot change your death benefit option. You should discuss the available options with your financial representative to determine which option is best for you.

We do not pay a death benefit if you die after you begin the Income Phase; your Beneficiary would receive any remaining guaranteed annuity income payments in accordance with the annuity income option you selected. SEE INCOME OPTIONS BELOW.

If your contract value is reduced to zero as a result of receiving guaranteed withdrawals under a living benefit feature, no death benefit will be paid. PLEASE SEE MARKETLOCK FOR LIFE PLUS ABOVE.

You designate your Beneficiary, who will receive any death benefit payments. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. If your contract is jointly owned, the surviving joint owner is the sole beneficiary.

We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death at the Annuity Service Center. All death benefit calculations discussed below are made as of the day a death benefit request is received by us in Good Order, at the Annuity Service Center (including satisfactory proof of death) if the request is received before Market Close. If the death benefit request is received after Market Close, the death benefit calculations will be as of the next business day. We consider the following satisfactory proof of death:

     1. a certified copy of the death certificate; or

     2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     3. a written statement by a medical doctor who attended the deceased at the time of death; or

     4. any other proof satisfactory to us.

If a Beneficiary does not elect a settlement option, within 60 days of our receipt of all required paperwork and satisfactory proof of death, we pay a lump sum death benefit to the Beneficiary.

The death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an income option. If the Beneficiary elects an income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.

If the Beneficiary is the spouse of a deceased owner, he or she can elect to continue the contract at the then current value. SEE SPOUSAL CONTINUATION BELOW.

A Beneficiary may also elect to continue the contract and take the death benefit amount in a series of payments based upon the Beneficiary's life expectancy under the Extended Legacy program, if available, described below, subject to the applicable Internal Revenue Code distribution requirements. Payments must begin no later than the first anniversary of death for Non-qualified contracts or December 31st of the year following the year of death for IRAs. Your Beneficiary cannot participate in the Extended Legacy program if he/she has already elected another settlement option. Beneficiaries who do not begin taking payments within these specified time periods will not be eligible to elect an annuity income option or participate in the Extended Legacy program.

EXTENDED LEGACY PROGRAM AND BENEFICIARY CONTINUATION OPTIONS

The Extended Legacy program, if available, can allow a Beneficiary to take the death benefit amount in the form of annuity income payments over a longer period of time with the flexibility to withdraw more than the IRS required minimum distribution. The contract continues in the original owner's name for the benefit of the Beneficiary. The Extended Legacy program allows the Beneficiary to take withdrawals in the form of a series of payments similar to the required minimum distributions under an IRA. Generally, IRS required minimum distributions must be made at least annually over a period not to exceed the Beneficiary's life expectancy as determined in the calendar year after the owner's death.

A Beneficiary may withdraw all or a portion of the contract value at any time, name their own beneficiary to receive any remaining unpaid amount in the contract in the event of their death and make transfers among investment options. Participation in the program may impact certain features of the contract that are detailed in the Death Claim Form. Please see your financial representative for additional information.

If the Beneficiary elects to participate in this program and the contract value is less than the death benefit amount as of the date we receive satisfactory proof of death and all required paperwork, we will increase the contract value by the amount which the death benefit exceeds contract value.

OTHER BENEFICIARY CONTINUATION OPTIONS

Alternatively to the Extended Legacy program, the Beneficiary may also elect to receive the death benefit under a 5-year settlement option. The Beneficiary may take withdrawals as desired, but the entire contract value must be distributed by the fifth anniversary of death for Non-qualified contracts or by December 31st of the year containing the fifth anniversary of death for IRAs. For IRAs, the 5-year payout option is not available if the date of death is after the required beginning date for distributions (April 1 of the year following the year the original owner reaches the age of 70 1/2).

Please consult a qualified advisor regarding tax implications of these options and your particular circumstances.

DEATH BENEFIT DEFINED TERMS

The term "Net Purchase Payment" is used frequently in describing the death benefit payable. Net Purchase Payment is an on-going calculation. It does not represent a contract value.

We define Net Purchase Payments as Purchase Payments less an adjustment for each withdrawal, including fees and charges applicable to that withdrawal. If you have not taken any withdrawals from your contract, Net Purchase Payments equals total Purchase Payments into your contract. To calculate the adjustment amount for the first withdrawal made under the contract, we determine the percentage by which the withdrawal reduced the contract value. For example, a $10,000 withdrawal from a $100,000 contract is a 10% reduction in value. This percentage is calculated by dividing the amount of each withdrawal by the contract value immediately before taking the withdrawal. The resulting percentage is then multiplied by the amount of the total Purchase Payments and subtracted from the amount of the total Purchase Payments on deposit at the time of the withdrawal. The resulting amount is the initial Net Purchase Payment.

To arrive at the Net Purchase Payment calculation for subsequent withdrawals, we determine the percentage by which the contract value is reduced, by taking the amount of the withdrawal in relation to the contract value immediately before the withdrawal. We then multiply the Net Purchase Payment calculation as determined prior to the withdrawal, by this percentage. We subtract that result from the Net Purchase Payment calculation as determined prior to the withdrawal to arrive at all subsequent Net Purchase Payment calculations.

The term "withdrawals" as used in describing the death benefit options is defined as withdrawals and the fees and charges applicable to those withdrawals.

THE COMPANY DOES NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. THEREFORE, THE DEATH BENEFIT CALCULATIONS ASSUME THAT NO PURCHASE PAYMENTS ARE RECEIVED ON OR AFTER YOUR 86TH BIRTHDAY.

DEATH BENEFIT OPTIONS

This contract provides two death benefit options: the Standard Death Benefit which is automatically included in your contract for no additional fee, and an optional enhanced death benefit, which you may elect for an additional fee.

STANDARD DEATH BENEFIT

If the contract is issued prior to your 83rd birthday, the standard death benefit on your contract is the greater of:

     1. Contract value; or

     2. Net Purchase Payments.

If you are age 83-85 at the time of contract issue, the standard death benefit is the greater of:

     1. Contract value; or

     2. The lesser of:

        a. Net Purchase Payments; or

        b. 125% of Contract Value.

OPTIONAL MAXIMUM ANNIVERSARY VALUE OPTION

You may elect the Maximum Anniversary Value option described below which can provide greater protection for your beneficiaries. You must elect the Maximum Anniversary Value option at the time you purchase your contract and once elected it cannot be terminated by you. The annualized fee for the Maximum Anniversary Value option is 0.20% of the average daily net asset value allocated to the Variable Portfolios.

The death benefit is the greatest of:

     1. Contract value; or

     2. Net Purchase Payments; or

     3. Maximum anniversary value on any contract anniversary prior to your 83rd birthday. The anniversary values equal the contract value on a contract anniversary, reduced for withdrawals since that contract anniversary in the same proportion that the contract value was reduced on the date of such withdrawal, and adjusted for any Net Purchase Payments since that anniversary.

The Maximum Anniversary Value option can only be elected prior to your 83rd birthday.

For contracts in which the aggregate of all Purchase Payments in contracts issued by AIG SunAmerica Life and/or First SunAmerica Life to the same owner/annuitant are in excess of $1,500,000, we reserve the right to limit the death benefit amount that is in excess of contract value at the time we receive all paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.

SPOUSAL CONTINUATION

The Continuing Spouse may elect to continue the contract after your death. Generally, the contract, its benefits and elected features, if any, remain the same. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original owner of the contract. A spousal continuation can only take place once, upon the death of the original owner of the contract. If the Continuing Spouse terminates any optional death benefit or dies after the Latest Annuity Date, no optional death benefit will be payable to the Continuing Spouse's Beneficiary.

To the extent that the Continuing Spouse invests in the Variable Portfolios, they will be subject to investment risk as was the original owner.

Upon a spousal continuation, we will contribute to the contract value an amount by which the death benefit that would have been paid to the Beneficiary upon the death of the original owner, exceeds the contract value ("Continuation Contribution"), if any. We calculate the Continuation Contribution as of the date of the original owner's death. We will add the Continuation Contribution as of the date we receive both the Continuing Spouse's written request to continue the contract and satisfactory proof of death of the original owner ("Continuation Date") at the Annuity Service Center. The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except the death benefit following the Continuing Spouse's death. Generally, the age of the Continuing Spouse on the Continuation Date and on the date of the Continuing Spouse's death will be used in determining any future death benefits under the contract. SEE THE SPOUSAL CONTINUATION APPENDIX FOR A DISCUSSION OF THE DEATH BENEFIT CALCULATIONS AFTER A SPOUSAL CONTINUATION.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

PLEASE SEE OPTIONAL LIVING BENEFITS AND DEATH BENEFITS ABOVE FOR INFORMATION ON THE EFFECT OF SPOUSAL CONTINUATION ON THOSE BENEFITS.

EXPENSES
--------------------------------------------------------------------------------

There are fees and expenses associated with your contract which reduce your investment return. We will not increase the contract fees, such as Separate Account or withdrawal charges for the life of your contract. Underlying Fund fees may increase or decrease.

We intend to profit from the sale of the contracts. Our profit may be derived as a result of a variety of pricing factors including but not limited to the fees and charges assessed under the contract and/or amounts we may receive from an Underlying Fund, its investment adviser and/or subadvisers (or affiliates thereof). PLEASE SEE PAYMENTS IN CONNECTION WITH THE DISTRIBUTION OF THE CONTRACT BELOW. The fees, charges, amounts received from the Underlying Funds (or affiliates thereof) and any resulting profit may be used for any corporate purpose including supporting marketing, distribution and/or administration of the Contract and, in its role as an intermediary, the Underlying Funds.

SEPARATE ACCOUNT EXPENSES

The annualized Separate Account expense is 1.55% of the average daily ending net asset value allocated to the Variable Portfolios. This charge compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.

Generally, the mortality risks assumed by the Company arise from its contractual obligations to make annuity income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the fees and charges assessed under the contract.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference. The mortality and expense risk charge is expected to result in a profit. Profit may be used for any legitimate cost or expense including supporting distribution. SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

WITHDRAWAL CHARGES

The contract provides a free withdrawal amount every contract year. SEE ACCESS TO YOUR MONEY ABOVE. You may incur a withdrawal charge if you take a withdrawal in excess of the free withdrawal amount and/or if you fully surrender your contract.

We apply a withdrawal charge against each Purchase Payment you contribute to the contract. After a Purchase Payment has been in the contract for four complete years, a withdrawal charge no longer applies to that Purchase Payment. The withdrawal charge percentage declines over time for each Purchase Payment in the contract. The withdrawal charge schedule is as follows:

  YEAR SINCE RECEIPT OF PURCHASE PAYMENT    1    2    3    4   5+
  --------------------------------------   ---  ---  ---  ---  ---
  Withdrawal Charge..........              7%   6%   6%   5%   0%

When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered as coming from earnings first, then Purchase Payments. SEE ACCESS TO YOUR MONEY ABOVE.

Whenever possible, we deduct the withdrawal charge from the money remaining in your contract. If you fully surrender your contract value, we deduct any applicable withdrawal charges from the amount surrendered.

We will not assess a withdrawal charge when we pay a death benefit, contract fees and/or when you switch to the Income Phase.

Withdrawals made prior to age 59 1/2 may result in tax penalties. SEE TAXES
BELOW.

UNDERLYING FUND EXPENSES

     INVESTMENT MANAGEMENT FEES

The Separate Account purchases shares of the Variable Portfolios. The Accumulation Unit value for each Variable Portfolio reflects the investment management fees and other expenses of the corresponding Underlying Funds. These fees may vary. They are not fixed or specified in your annuity contract, rather the Variable Portfolios are governed by their own boards of trustees.

     12b-1 FEES

Underlying Fund shares are subject to a fee of 0.25% imposed under a servicing plan adopted by the Seasons Series Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940, except for the Seasons Managed Allocation Portfolios. The Seasons Managed Allocation Portfolios invest in certain Select and Focused Portfolios, and thus, indirectly bear the expenses of those Underlying Funds including the 12b-1 fees.

FOR MORE DETAILED INFORMATION ON THESE UNDERLYING FUND FEES, REFER TO THE PROSPECTUS FOR THE SEASONS SERIES TRUST.

CONTRACT MAINTENANCE FEE

During the Accumulation Phase, we deduct a contract maintenance fee of $35 from your contract once per year on your contract anniversary. This charge compensates us for the cost of administering your contract. We will deduct the contract maintenance fee on a pro-rata basis from the portion of your contract value allocated to the Variable Portfolios on your contract anniversary. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in the Variable Portfolios which equal the amount of the fee. If you withdraw your entire contract value, we will deduct the contract maintenance fee from that withdrawal.

If your contract value is $50,000 or more on your contract anniversary date, we currently waive this fee. This waiver is subject to change without notice.

TRANSFER FEE

We permit 15 free transfers between investment options each contract year. We charge you $25 for each additional transfer that contract year. SEE TRANSFERS DURING THE ACCUMULATION PHASE ABOVE.

OPTIONAL MARKETLOCK FOR LIFE PLUS FEE

The annualized MarketLock For Life Plus fee will be assessed as a percentage of the Benefit Base for all years in which the feature is in effect. The fee for MarketLock For Life Plus depends on whether you elect to cover one life or two lives and whether you elect Option 1 or Option 2. The fee will be calculated and deducted quarterly from your contract value, starting on the first quarter following the Effective Date and ending upon termination of the Benefit.

The fee is deducted proportionately from the portion of your contract value allocated to the Variable Portfolios starting on the first quarter following the contract issue date and ending upon the termination of the feature. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in the Variable Portfolios which equal the amount of the fee. If your contract value falls to zero before the feature has been terminated, the fee will no longer be assessed. We will not assess the quarterly fee if you annuitize your contract before the end of a contract quarter. If the feature is still in effect and you surrender your contract, we will assess a pro-rata fee if you surrender your contract before the end of a contract quarter. The pro-rata fee is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in a contract quarter. The fee is as follows:

-----------------------------------------------------------------------------
                           ALL YEARS IN WHICH THE
                            FEATURE IS IN EFFECT         ANNUALIZED FEE
-----------------------------------------------------------------------------
 Option 1                  For One Covered Person     0.65% of Benefit Base
                          ---------------------------------------------------
                           For Two Covered Persons    0.90% of Benefit Base
-----------------------------------------------------------------------------
 Option 2                  For One Covered Person     0.75% of Benefit Base
                          ---------------------------------------------------
                           For Two Covered Persons    1.00% of Benefit Base
-----------------------------------------------------------------------------

OPTIONAL MARKETLOCK FEE

The annualized MarketLock fee will be assessed as a percentage of the MAV Benefit Base. The fee will be deducted quarterly from the portion of your contract value allocated to the Variable Portfolios starting on the first quarter following the contract issue date and ending upon the termination of the feature. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in the Variable Portfolios which equal the amount of the fee. If your contract value and/or MAV Benefit Base falls to zero before the feature has been terminated, the fee will no longer be assessed. However, if the MAV Benefit Base is adjusted upwards at a later date because the current anniversary value is greater than both the current and any previous anniversary values, the calculation and deduction of the fee will resume. We will not assess the quarterly fee if you surrender or annuitize before the end of a quarter. The fee is as follows:

---------------------------------------------------------------------------
                                                 ANNUALIZED FEE
---------------------------------------------------------------------------
         All years in which
      the feature is in effect              0.65% of MAV Benefit Base
---------------------------------------------------------------------------

OPTIONAL MARKETLOCK FOR TWO FEE

The annualized MarketLock For Two fee will be assessed as a percentage of the MAV Benefit Base for all years in which the feature is in effect. It is calculated as 0.40% of the MAV Benefit Base prior to any withdrawal being taken and 0.80% of the MAV Benefit Base after the first withdrawal is taken. The fee will be deducted quarterly from the portion of your contract value allocated to the Variable Portfolios starting on the first quarter following the contract issue date and ending upon the termination of the feature. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in the Variable Portfolios which equal the amount of the fee. If your contract value and/or MAV Benefit Base falls to zero before the feature has been terminated, the fee will no longer be assessed. However, if the MAV Benefit Base is adjusted upwards at a later date because the current anniversary value is greater than both the current and any previous anniversary values, the calculation and deduction of the fee will resume. We will not assess the quarterly fee if you surrender or annuitize before the end of a quarter. The fee is as follows:

------------------------------------------------------------------------------
ALL YEARS IN WHICH THE FEATURE IS IN EFFECT           ANNUALIZED FEE
------------------------------------------------------------------------------
         Prior to Any Withdrawal                0.40% of MAV Benefit Base
------------------------------------------------------------------------------
       After the First Withdrawal               0.80% of MAV Benefit Base
------------------------------------------------------------------------------

OPTIONAL SEASONS INCOME REWARDS FEE

The annualized Seasons Income Rewards fee will be assessed as a percentage of the Withdrawal Benefit Base. The fee will be deducted quarterly from the portion of your contract value allocated to the Variable Portfolios starting on the first quarter following the contract issue date and ending upon the termination of the feature. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in the Variable Portfolios which equal the amount of the fee. If your contract value falls to zero before the feature has been terminated, the fee will no longer be assessed. We will not assess the quarterly fee if you surrender or annuitize before the end of a quarter. The fee is as follows:

--------------------------------------------------------------------------
       CONTRACT YEAR                        ANNUALIZED FEE
--------------------------------------------------------------------------
         0-7 years                 0.65% of Withdrawal Benefit Base
--------------------------------------------------------------------------
         8-10 years                0.45% of Withdrawal Benefit Base
--------------------------------------------------------------------------
         11+ years                               none
--------------------------------------------------------------------------

OPTIONAL SEASONS PROMISE FEE

The annualized Seasons Promise fee is calculated as a percentage of the portion of your contract value allocated to the Variable Portfolios minus Purchase Payments received after the 90th day since contract issue date. If you elect the feature, the fee is deducted at the end of the first contract quarter and quarterly thereafter from your contract value. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in the Variable Portfolios which equal the amount of the fee. We will not assess the quarterly fee if you surrender or annuitize before the end of a quarter. The fee is as follows:

---------------------------------------------------------
       CONTRACT YEAR                ANNUALIZED FEE
---------------------------------------------------------
            0-5                         0.65%
---------------------------------------------------------
            6-10                        0.45%
---------------------------------------------------------
            11+                          none
---------------------------------------------------------

OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT FEE

The annualized fee for the optional Maximum Anniversary Value death benefit is 0.20% of the average daily ending net asset value allocated to the Variable Portfolio(s).

INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF FEES AND EXPENSES AND ADDITIONAL AMOUNTS CREDITED

Sometimes sales of contracts to groups of similarly situated individuals may lower our fees and expenses. We reserve the right to reduce or waive certain fees and expenses when this type of sale occurs. In addition, we may also credit additional amounts to contracts sold to such groups. We determine which groups are eligible for this treatment. Some of the criteria we evaluate to make a determination are size of the group; amount of expected Purchase Payments; relationship existing between us and the prospective purchaser; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that fees and expenses may be reduced.

The Company may make such a determination regarding sales to its employees, it affiliates' employees and employees of currently contracted broker-dealers; its registered representatives; and immediate family members of all of those described.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE ANY SUCH DETERMINATION OR THE TREATMENT APPLIED TO A PARTICULAR GROUP AT ANY TIME.

INCOME OPTIONS
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ANNUITY DATE

During the Income Phase, we use the money accumulated in your contract to make regular annuity income payments to you. You may begin the Income Phase any time 13 or more months after contract issue. You must provide us with a written request of the date you want annuity income payments to begin and send your request to the Annuity Service Center. Your annuity date is the first day of the month you select annuity income payments to begin ("Annuity Date"). You may change your Annuity Date by sending a written request to the Annuity Service Center, so long as you do so at least seven days before the annuity income payments are scheduled to begin. Except as indicated under Option 5 below, once you begin receiving annuity income payments, you cannot otherwise access your money through a withdrawal or surrender.

We do not pay a death benefit to your Beneficiary once you begin the Income Phase. SEE DEATH BENEFITS ABOVE.

If your contract value is reduced to zero as a result of receiving guaranteed withdrawals under a living benefit feature, no annuity income payments will be available. PLEASE SEE MARKETLOCK FOR LIFE PLUS, MARKETLOCK, MARKETLOCK FOR TWO AND SEASONS INCOME REWARDS ABOVE.

If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences. In addition, most Qualified contracts require you to take minimum distributions after you reach age 70 1/2. SEE TAXES BELOW.

ANNUITY INCOME OPTIONS

You must contact us to select an annuity income option by sending a written request to our Annuity Service Center. Once you begin receiving annuity income payments, you cannot change your income option before beginning the Income Phase. If you elect to receive annuity income payments but do not select an income option, your annuity income payments shall be in accordance with income Option 4 for a period of 10 years; for annuity income payments based on joint lives, the default is income Option 3 for a period of 10 years.

We base our calculation of annuity income payments on the life expectancy of the Annuitant and the annuity rates set forth in your contract. As the contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant. If we do not receive your notification no annuity income option based on the life of the Annuitant may be elected.

INCOME OPTION 1 - LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant. Annuity income payments end when the Annuitant dies.

INCOME OPTION 2 - JOINT AND SURVIVOR LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make annuity income payments during the lifetime of the survivor. Annuity income payments end when the survivor dies.

INCOME OPTION 3 - JOINT AND SURVIVOR LIFE INCOME ANNUITY WITH 10 YEARS
GUARANTEED

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 years, depending on the period chosen. If the Annuitant and the survivor die before all of the guaranteed annuity income payments have been made, the remaining annuity income payments are made to the Beneficiary under your contract.

INCOME OPTION 4 - LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to Option 1 above with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant dies before all guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract.

INCOME OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides annuity income payments for a guaranteed period ranging from 5 to 30 years, depending on the period chosen. If the Annuitant dies before all the guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract. Additionally, if variable annuity income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed annuity income payments being made) may redeem any remaining guaranteed variable annuity income payments after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed variable annuity income payments.

If provided for in your contract, any applicable withdrawal charge will be deducted from the discounted value as if you fully surrendered your contract.

The value of an Annuity Unit, regardless of the option chosen, takes into account the mortality and expense risk charge. Since income Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

Please read the Statement of Additional Information for a more detailed discussion of the annuity income options.

FIXED OR VARIABLE ANNUITY INCOME PAYMENTS

You can choose annuity income payments that are fixed, variable or both. Unless otherwise elected, if at the date when annuity income payments begin you are invested in the Variable Portfolios only, your annuity income payments will be variable and if your money is only in Fixed Accounts at that time, your annuity income payments will be fixed in amount. Further, if you are invested in both fixed and variable investment options when annuity income payments begin, your payments will be fixed and variable, unless otherwise elected. If annuity income payments are fixed, the Company guarantees the amount of each payment. If the annuity income payments are variable, the amount is not guaranteed.

ANNUITY INCOME PAYMENTS

We make annuity income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if state law allows and the selected annuity income option results in annuity income payments of less than $50 per payment, we may decrease the frequency of payments.

If you are invested in the Variable Portfolios after the Annuity date, your annuity income payments vary depending on the following:

     - for life options, your age when annuity income payments begin; and

     - the contract value attributable to the Variable Portfolios on the Annuity Date; and

     - the 3.5% assumed investment rate used in the annuity table for the contract; and

     - the performance of the Variable Portfolios in which you are invested during the time you receive annuity income payments.

If you are invested in both the Fixed Accounts and the Variable Portfolios after the Annuity Date, the allocation of funds between the Fixed Accounts and Variable Portfolios also impacts the amount of your annuity income payments.

The value of variable annuity income payments, if elected, is based on an assumed interest rate ("AIR") of 3.5% compounded annually. Variable annuity income payments generally increase or decrease from one annuity income payment date to the next based upon the performance of the applicable Variable Portfolios. If the performance of the Variable Portfolios selected is equal to the AIR, the annuity income payments will remain constant. If performance of Variable Portfolios is greater than the AIR, the annuity income payments will increase and if it is less than the AIR, the annuity income payments will decline.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.

DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period. SEE ALSO ACCESS TO YOUR MONEY ABOVE FOR A DISCUSSION OF WHEN PAYMENTS FROM A VARIABLE PORTFOLIO MAY BE SUSPENDED OR POSTPONED.

TAXES
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NOTE: THE BASIC SUMMARY BELOW ADDRESSES BROAD FEDERAL TAXATION MATTERS, AND GENERALLY DOES NOT ADDRESS STATE TAXATION ISSUES OR QUESTIONS. IT IS NOT TAX ADVICE. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE; THEREFORE, WE CANNOT GUARANTEE THAT THE INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE. WE HAVE INCLUDED AN ADDITIONAL DISCUSSION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY CONTRACTS IN GENERAL

The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-qualified contract. A Non-qualified contract receives different tax treatment than a Qualified contract. In general, your cost in a Non-qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program, as an individual retirement annuity, or under an individual retirement account, your contract is referred to as a Qualified Contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and Individual Retirement Accounts (IRAs), Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a Roth 403(b) or a Roth 401(k) account, and you may have cost basis in a traditional IRA or in another Qualified Contract.

AGGREGATION OF CONTRACTS

All Non-Qualified Contracts that are issued by us (or our affiliates) to you during any calendar year will be treated as one annuity contract for purposes of determining the taxable amount of any distribution.

TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

If you make partial or total withdrawals from a Non-qualified contract, the IRC generally treats such withdrawals as coming first from taxable earnings and then coming from your Purchase Payments. Purchase payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes generally are treated as being distributed first, before either the earnings on those contributions, or other purchase payments and earnings in the contract. If you annuitize your contract, a portion of each income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. Any portion of each income payment that is considered a return of your Purchase Payment will not be taxed. Additionally, the taxable portion of any withdrawals, whether annuitized or other withdrawals, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% penalty tax unless withdrawn in conjunction with the following circumstances:

     - after attaining age 59 1/2;

     - when paid to your beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age
       59 1/2, whichever is later;

     - under an immediate annuity contract;

     - which are attributable to Purchase Payments made prior to August 14, 1982.

TAX TREATMENT OF DISTRIBUTIONS - QUALIFIED CONTRACTS (INCLUDING GOVERNMENTAL 457(b) ELIGIBLE DEFERRED COMPENSATION PLANS)

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA, Roth 403(b), and Roth 401(k) contributions. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from Roth 403(b) and Roth 401(k) accounts, and withdrawals generally from Qualified Contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Withdrawals from Roth IRA, Roth 403(b) and Roth 401(k) accounts which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59 1/2, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified Contract will be subject to an additional 10% penalty tax, under the IRC, except in the following circumstances:

     - after attainment of age 59 1/2;

     - when paid to your beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     - dividends paid with respect to stock of a corporation described in IRC
       Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     - distributions from IRAs for higher education expenses;

     - distributions from IRAs for first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than to the extent such amounts in a governmental Code Section 457(b) plan represent rollovers from an IRA or employer-sponsored plan to which the 10% penalty would otherwise apply and which are treated as distributed from a Qualified plan for purposes of the premature distribution penalty.

The IRC limits the withdrawal of an employee's voluntary Purchase Payments from a Tax-Sheltered Annuity (TSA). Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) severs employment with the employer; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA annuity contract as of December 31, 1988 are not subject to these restrictions.

Qualifying transfers of amounts from one TSA contract to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7), and qualifying transfers to a state defined benefit plan to purchase service credits, are not considered distributions, and thus are not subject to these withdrawal limitations. If amounts are transferred from a custodial account described in Code section 403(b)(7) to this contract the transferred amount will retain the custodial account withdrawal restrictions.

Transfer among 403(b) annuities and/or 403(b)(7) custodial accounts generally are subject to rules set out in the Code, regulations, IRS pronouncements, and other applicable legal authorities.

On July 26, 2007, the Department of the Treasury published final 403(b) regulations that are largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased.

Prior to the effective date of the final regulations, provisions applicable to tax-free transfers and exchanges of 403(b) annuity contracts or custodial accounts became effective September 25, 2007, replacing existing rules under IRS Revenue Ruling 90-24 ("90-24 transfer"). Under these new rules, transfers and exchanges (both referred to below as "transfers") are available only to the extent permitted under the employer's 403(b) plan once established. Additionally, transfers occurring after September 24, 2007 that do not comply with these new rules can become taxable on January 1, 2009, or the date of the transfer, whichever is later. If you make a transfer to a contract or custodial account that is not part of the employer's 403(b) plan (other than a transfer to a different plan), and the provider and employer fail to enter into an information sharing agreement by January 1, 2009, the transfer would be considered a "failed" transfer that is subject to tax. Additional guidance issued by the IRS generally permits a failed transfer to be corrected no later than June 30, 2009 by re-transferring to a contract or custodial account that is part of the employer's 403(b) plan or that is subject to an information-sharing agreement with the employer.

In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to the contract on or after September 25, 2007. Further, contracts that are not grandfathered are generally required to be part of, and subject to the requirements of an employer's 403(b) plan upon its establishment, but no later than by January 1, 2009.

The new rules in the final regulations generally do not affect a participant's ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer's plan.

You may wish to discuss the new regulations and/or the general information above with your tax advisor.

Withdrawals from other Qualified Contracts are often limited by the IRC and by the employer's plan.

If you are purchasing the Contract as an investment vehicle for a trust under a Qualified Plan, you should consider that the Contract does not provide any additional tax-deferral benefits beyond the treatment provided by the trust itself. In addition, if the Contract itself is a qualifying arrangement (as with a 403(b) annuity or Individual Retirement Annuity), the Contract generally does not provide tax deferral benefits beyond the treatment provided to alternative qualifying arrangements such as trusts or custodial accounts. However, in both cases the Contract offers features and benefits that other investments may not offer. You and your financial representative should carefully consider whether the features and benefits, including the investment options, lifetime annuity income options, and protection through living benefits, death benefits and other benefits provided under an annuity contract issued in connection with a Qualified contract are suitable for your needs and objectives and are appropriate in light of the expense.

MINIMUM DISTRIBUTIONS

Generally, the IRC requires that you begin taking annual distributions from Qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you separate from service from the employer sponsoring the plan. If you own an IRA, you must begin taking distributions when you attain age 70 1/2. If you own more than one TSA, you may be permitted to take your annual distributions in any combination from your TSAs. A similar rule applies if you own more than one IRA. However, you cannot satisfy this distribution requirement for your TSA contract by taking a distribution from an IRA, and you cannot satisfy the requirement for your IRA by taking a distribution from a TSA.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract's maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax advisor for more information.

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

The IRS issued regulations, effective January 1, 2003, regarding required minimum distributions from Qualified annuity contracts. One of the regulations effective January 1, 2006 will require that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as optional death benefits and living benefits. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. You should discuss the effect of these new regulations with your tax advisor.

TAX TREATMENT OF DEATH BENEFITS

Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In that case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2.

If you own a Qualified contract and purchase these enhanced death benefits the IRS may consider these benefits "incidental death benefits" or "life insurance." The IRC imposes limits on the amount of the incidental benefits and/or life insurance allowable for Qualified contracts and the employer-sponsored plans under which they are purchased. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract, and in some cases could adversely impact the qualified status of the Qualified contract or the plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract.

TAX TREATMENT OF OPTIONAL LIVING BENEFITS

Generally, we will treat amounts credited to the contract value under the optional living benefit guarantees, for income tax purposes, as earnings in the contract. Payments in accordance with such guarantees after the contract value has been reduced to zero may be treated for tax purposes as amounts received as an annuity, if the other requirements for such treatment are satisfied. All payments or withdrawals after cost basis has been reduced to zero, whether or not under such a guarantee, will be treated as taxable amounts.

If available and you elect an optional living benefit, the application of certain tax rules, including those rules relating to distributions from your contract, are not entirely clear. Such benefits are not intended to adversely affect the tax treatment of distributions or of the contract. However, you should be aware that little such guidance is available. In view of this uncertainty, you should consult a tax advisor before purchasing a guaranteed minimum withdrawal benefit rider and/or other optional living benefit.

CONTRACTS OWNED BY A TRUST OR CORPORATION

A Trust or Corporation ("Non-Natural Owner") that is considering purchasing this contract should consult a tax advisor. Generally, the IRC does not treat a Non-qualified contract owned by a non-natural owner as an annuity contract for Federal income tax purposes. The non-natural owner pays tax currently on the contract's value in excess of the owner's cost basis. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. See the SAI for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a Non-qualified annuity contract.

GIFTS, PLEDGES AND/OR ASSIGNMENTS OF A CONTRACT

If you transfer ownership of your Non-qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-qualified contract as a withdrawal. See the SAI for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-qualified contract.

The IRC prohibits Qualified annuity contracts including IRAs from being transferred, assigned or pledged as security for a loan. This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity contract) that satisfy certain requirements, provided that: (a) the plan is not an unfunded deferred compensation plan; and
(b) the plan funding vehicle is not an IRA.

DIVERSIFICATION AND INVESTOR CONTROL

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the manager of the Underlying Funds monitors the Funds so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, and not the Company, would be considered the owner of the shares of the Variable Portfolios under your Non-qualified contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as "investor control." The determination of whether you possess sufficient incidents of ownership over Variable Portfolio assets to be deemed the owner of the Underlying Funds depends on all of the relevant facts and circumstances. However, IRS Revenue Ruling 2003-91 provides that an annuity owner's ability to choose among general investment strategies either at the time of the initial purchase or thereafter, does not constitute control sufficient to cause the contract holder to be treated as the owner of the Variable Portfolios. The Revenue Ruling provides that if, based on all the facts and circumstances, you do not have direct or indirect control over the Separate Account or any Variable Portfolio asset, then you do not possess sufficient incidents of ownership over the assets supporting the annuity to be deemed the owner of the assets for federal income tax purposes. If any guidance is provided which is considered a new position, then the guidance should generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Non-qualified contract, could be treated as the owner of the Underlying Fund. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

These investor control limitations generally do not apply to Qualified contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified contracts in the future.

OTHER INFORMATION
--------------------------------------------------------------------------------

FIRST SUNAMERICA LIFE

The Company is a stock life insurance company originally organized under the laws of the state of New York on December 5, 1978. Its principal place of business is 70 Pine Street, New York, New York 10270. The Company conducts life insurance and annuity business in the state of New York. The Company is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.

Circumstances affecting AIG can have an impact on the Company. For example, downgrades or other ratings actions taken by the major rating agencies with respect to AIG can result in corresponding downgrades and ratings actions being taken with respect to the Company's ratings.

THE DISTRIBUTOR

AIG SunAmerica Capital Services, Inc., ("Distributor") located at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992, distributes the contracts. The Distributor, an affiliate of the Company, is a registered broker-dealer under the Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") formerly known as the National Association of Securities Dealers, Inc. No underwriting fees are retained in connection with the distribution of the contracts.

THE SEPARATE ACCOUNT

The Company originally established the Separate Account, FS Variable Annuity Account Five, under New York law on August 1, 1997. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act, as amended.

The Company owns the assets in the Separate Account. However, the assets in the Separate Account are not chargeable with liabilities arising out of any other business conducted by the Company. Income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income gains or losses of the Company.

You benefit from dividends received by the Separate Account through an increase in your unit value. The Company expects to benefit from these benefits through tax credits and corporate dividends received deductions; however, these corporate deductions are not passed back to the Separate Account or to contract owners.

THE GENERAL ACCOUNT

Money allocated to any Fixed Accounts goes into the Company's general account. The general account consists of all of the company's assets other than assets attributable to a Separate Account. All of the assets in the general account are chargeable with the claims of any of the Company's contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

The Company has a support agreement in effect between the Company and its ultimate parent company, AIG. See AIG SUPPORT AGREEMENT below and the Statement of Additional Information for more information regarding this arrangement.

PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT

PAYMENTS WE MAKE

We make payments in connection with the distribution of the contracts that generally fall into the three categories below.

COMMISSIONS. Registered representatives of broker-dealers ("selling firms") licensed under federal securities laws and state insurance laws sell the contract to the public. The selling firms have entered into written selling agreements with the Company and the Distributor. We pay commissions to the selling firms for the sale of your contract. The selling firms are paid commissions for the promotion and sale of the contracts according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us. For example, as one option, we may pay upfront commission only, up to a maximum 6.25% of each Purchase Payment you invest (which may include promotional amounts we may pay periodically as commission specials). Another option may be a lower upfront commission on each Purchase Payment, with a trail commission of up to a maximum 1.50% of contract value annually. The registered representative who sells you the contract typically receives a portion of the compensation we pay to his/her selling firm, depending on the agreement between the selling firms and its registered representative and their internal compensation program.

ADDITIONAL CASH COMPENSATION. We may pay selling firms support fees in the form of additional cash compensation. These payments may be intended to reimburse the selling firms for specific expenses incurred or may be based on sales, certain assets under management, longevity of assets invested with us or a flat fee. These payments may be consideration for, among other things, product placement/preference, greater access to train and educate the selling firm's registered representatives about our products, our participation in sales conferences and educational seminars and for selling firms to perform due diligence on our products. The amount of these fees may be tied to the anticipated level of our access in that selling firm. We enter into such arrangements in our discretion and we may negotiate customized arrangements with selling firms, including affiliated and non-affiliated selling firms based on various factors. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may differ between selling firms. We do not assess a specific charge directly to you or your separate account assets in order to cover commissions and other sales expenses and incentives we pay. However, we anticipate recovering these amounts from the fees and charges collected under the contract.

NON-CASH COMPENSATION. Some registered representatives may receive various types of non-cash compensation such as gifts and entertainment in connection with our marketing efforts. We may also pay for registered representatives to attend educational and/or business seminars. Any such compensation is paid in accordance with SEC and FINRA rules.

Commissions and other support fees may influence the way that a selling firm and its registered representatives market the contract and service customers who purchase the contract, and may influence the selling firm and its registered representatives to present this contract over others available in the market place. YOU SHOULD DISCUSS WITH YOUR SELLING FIRM AND/OR REGISTERED REPRESENTATIVE HOW THEY ARE COMPENSATED FOR SALES OF A CONTRACT AND/OR ANY RESULTING REAL OR PERCEIVED CONFLICTS OF INTEREST.

PAYMENTS WE RECEIVE

We may directly or indirectly receive payments from the Trust's investment adviser and/or subadvisers (or affiliates thereof), in connection with certain administrative, marketing and other services we provide and related expenses we incur. We generally receive three kinds of payments.

RULE 12B-1 FEES. We receive 12b-1 fees of 0.25% of the average daily assets of the Underlying Funds in the Contracts from the Trust. These fees are deducted directly from the assets of the Underlying Funds. Please see EXPENSES above.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. We receive compensation from the Trust's investment adviser, AIG SAAMCo, our affiliate, related to the availability of the Underlying Funds in the contract. These payments may be derived, in whole or in part, from the investment management fees deducted from assets of the Underlying Funds. Contract owners, through their indirect investment in the Trust, bear the costs of these investment management fees. Such amounts are paid pursuant to an administrative services agreement and are not expected to exceed 0.50% annually based on assets under management.

OTHER PAYMENTS. Certain subadvisers (or affiliates thereof) may help offset the costs we incur for training to support sales of the Underlying Funds in the contract. These amounts may provide such subadvisers access to national and regional sales conferences attended by our employees and registered representatives. In addition, we (and our affiliates) may receive occasional gifts, entertainment or other compensation as an incentive to market the Underlying Funds and to cooperate with their marketing efforts. As a result of these payments, the investment adviser and subadvisers (or affiliates thereof) may benefit from increased access to our wholesalers and to our affiliates involved in the distribution of the contract.

ADMINISTRATION

We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at (800) 99NY-SUN, if you have any comment, question or service request.

We send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of transactions within your contract. Transactions made pursuant to contractual or systematic agreements, such as dollar cost averaging, may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations immediately. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately. We investigate all inquiries. To the extent that we believe we made an error, we retroactively adjust your contract, provided you notify us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.

LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Separate Account. Various lawsuits against the Company have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. In management's opinion, except as noted above, these matters are not material in relation to the financial position of the Company.

FINANCIAL STATEMENTS

AIG SUPPORT AGREEMENT

AIG has entered into a support agreement with the Company under which AIG has agreed to cause the Company to maintain a minimum net worth and liquidity to meet its policy obligations. The support agreement requires AIG to make payments solely to the Company and not to the policyholders. Under no circumstance can a policyholder proceed directly against AIG for payment on its own behalf; all actions under the support agreements must be brought by the Company, or if the Company fails to enforce its rights, by a policyholder on behalf of the Company.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to "incorporate by reference" some of the information the Company and AIG files with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus.

The consolidated financial statements, the financial statement schedules and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of AIG for the fiscal year ended December 31, 2006 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AIG is subject to the informational requirements of the Exchange Act. AIG files reports and other information with the SEC to meet those requirements. AIG files this information electronically pursuant to EDGAR, and it is available to the public through the SEC's website at http://www.sec.gov and AIG's website at http://www.aig.com. You can also inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
100 F. Street, N.E., Room 1580
Washington, DC 20549

CHICAGO, ILLINOIS
175 W. Jackson Boulevard
Chicago, IL 60604

NEW YORK, NEW YORK
3 World Financial, Room 4300
New York, NY 10281

To obtain copies by mail contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed. The Company will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of the above documents incorporated by reference. Requests for these documents should be directed to the Company's Annuity Service Center, as follows:

First SunAmerica Life Insurance Company
Annuity Service Center
P.O. Box 54299
Los Angeles, California 90054-0299
Telephone Number: (800) 99NY-SUN

The financial statements of the Company and the Separate Account can be found in the Statement of Additional Information ("SAI"). You may obtain a free copy of this SAI if you contact our Annuity Service Center at (800) 99NY-SUN.

REGISTRATION STATEMENTS

Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, the Company and its general account, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.

TABLE OF CONTENTS OF

STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

Additional information concerning the operations of the Separate Account is contained in the Statement of Additional Information, which is available without charge upon written request. Please use the request form at the back of this prospectus and send it to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299 or by calling (800) 99NY-SUN. The contents of the SAI are listed below.


Separate Account............................................    3

General Account.............................................    4

Support Agreement Between the Company and AIG...............    4

Performance Data............................................    5

Annuity Income Payments.....................................    8

Annuity Unit Values.........................................    8

Taxes.......................................................   11

Distribution of Contracts...................................   19

Financial Statements........................................   19

APPENDIX A - CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

SEASONS SERIES TRUST -- CLASS 3 SHARES

                                                               INCEPTION
                                                                   TO
                     SELECT PORTFOLIOS                          4/30/07
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Large-Cap Growth (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$9.360
                                                               (b)$9.248
        Ending AUV..........................................   (a)$10.276
                                                               (b)$10.142
        Ending Number of AUs................................   (a)32
                                                               (b)9,722

-------------------------------------------------------------------------
Large-Cap Composite (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$10.413
                                                               (b)$10.286
        Ending AUV..........................................   (a)$11.541
                                                               (b)$11.387
        Ending Number of AUs................................   (a)46
                                                               (b)0

-------------------------------------------------------------------------
Large-Cap Value (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$14.408
                                                               (b)$14.163
        Ending AUV..........................................   (a)$16.145
                                                               (b)$15.852
        Ending Number of AUs................................   (a)166
                                                               (b)12,634

-------------------------------------------------------------------------
Mid-Cap Growth (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$17.048
                                                               (b)$16.789
        Ending AUV..........................................   (a)$19.573
                                                               (b)$19.254
        Ending Number of AUs................................   (a)77
                                                               (b)2,619

-------------------------------------------------------------------------
Mid-Cap Value (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$22.065
                                                               (b)$21.654
        Ending AUV..........................................   (a)$25.800
                                                               (b)$25.289
        Ending Number of AUs................................   (a)59
                                                               (b)2,033

-------------------------------------------------------------------------
Small-Cap (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$12.167
                                                               (b)$11.952
        Ending AUV..........................................   (a)$13.749
                                                               (b)$13.492
        Ending Number of AUs................................   (a)109
                                                               (b)1,960

-------------------------------------------------------------------------
International Equity (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$10.949
                                                               (b)$10.881
        Ending AUV..........................................   (a)$12.877
                                                               (b)$12.783
        Ending Number of AUs................................   (a)1,086
                                                               (b)26,171

-------------------------------------------------------------------------
Diversified Fixed Income (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$11.741
                                                               (b)$11.533
        Ending AUV..........................................   (a)$11.963
                                                               (b)$11.738
        Ending Number of AUs................................   (a)167
                                                               (b)18,873

-------------------------------------------------------------------------
Cash Management (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$10.776
                                                               (b)$10.634
        Ending AUV..........................................   (a)$10.963
                                                               (b)$10.807
        Ending Number of AUs................................   (a)19,342
                                                               (b)0

-------------------------------------------------------------------------
Strategic Fixed Income (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$10.458
                                                               (b)$10.359
        Ending AUV..........................................   (a)$10.944
                                                               (b)$10.828
        Ending Number of AUs................................   (a)29
                                                               (b)4,737

-------------------------------------------------------------------------

          AU - Accumulation Unit
          AUV - Accumulation Unit Value
          (a) Without election of the Maximum Anniversary Value Death Benefit
          (b) With election of the Maximum Anniversary Value Death Benefit

                                                               INCEPTION
                                                                   TO
                     FOCUSED PORTFOLIOS                         4/30/07
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Focus Growth (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$7.396
                                                               (b)$7.264
        Ending AUV..........................................   (a)$8.312
                                                               (b)$8.154
        Ending Number of AUs................................   (a)65
                                                               (b)0

-------------------------------------------------------------------------
Focus Growth & Income (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$10.640
                                                               (b)$10.428
        Ending AUV..........................................   (a)$11.769
                                                               (b)$11.510
        Ending Number of AUs................................   (a)234
                                                               (b)6,260

-------------------------------------------------------------------------
Focus Value (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$16.901
                                                               (b)$16.603
        Ending AUV..........................................   (a)$19.272
                                                               (b)$18.913
        Ending Number of AUs................................   (a)18
                                                               (b)0

-------------------------------------------------------------------------
Focus TechNet (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$4.903
                                                               (b)$4.807
        Ending AUV..........................................   (a)$5.240
                                                               (b)$5.132
        Ending Number of AUs................................   (a)62
                                                               (b)9,159

-------------------------------------------------------------------------

SEASONS STRATEGIES

-------------------------------------------------------------------------
Growth Strategy (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$17.927
                                                               (b)$17.659
        Ending AUV..........................................   (a)$19.820
                                                               (b)$19.502
        Ending Number of AUs................................   (a)495
                                                               (b)709

-------------------------------------------------------------------------
Moderate Growth Strategy (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$17.258
                                                               (b)$16.917
        Ending AUV..........................................   (a)$18.915
                                                               (b)$18.520
        Ending Number of AUs................................   (a)5,000
                                                               (b)6,717

-------------------------------------------------------------------------
Balanced Growth Strategy (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$16.527
                                                               (b)$16.262
        Ending AUV..........................................   (a)$17.819
                                                               (b)$17.515
        Ending Number of AUs................................   (a)5,607
                                                               (b)4,151

-------------------------------------------------------------------------
Conservative Growth Strategy (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$16.156
                                                               (b)$15.904
        Ending AUV..........................................   (a)$17.234
                                                               (b)$16.946
        Ending Number of AUs................................   (a)34
                                                               (b)0

-------------------------------------------------------------------------

          AU - Accumulation Unit
          AUV - Accumulation Unit Value
          (a) Without election of the Maximum Anniversary Value Death Benefit
          (b) With election of the Maximum Anniversary Value Death Benefit

                                                               INCEPTION
                                                                   TO
           SEASONS MANAGED ALLOCATION PORTFOLIOS                4/30/07
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Allocation Growth (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$11.314
                                                               (b)$11.277
        Ending AUV..........................................   (a)$12.784
                                                               (b)$12.721
        Ending Number of AUs................................   (a)2,855
                                                               (b)11,810
-------------------------------------------------------------------------
Allocation Moderate (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$10.942
                                                               (b)$10.876
        Ending AUV..........................................   (a)$12.001
                                                               (b)$11.915
        Ending Number of AUs................................   (a)11,223
                                                               (b)49,096
-------------------------------------------------------------------------
Allocation Moderate Growth (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$11.116
                                                               (b)$11.080
        Ending AUV..........................................   (a)$12.377
                                                               (b)$12.319
        Ending Number of AUs................................   (a)59,735
                                                               (b)21,027
-------------------------------------------------------------------------
Allocation Balanced (Inception Date - 09/29/06)
        Beginning AUV.......................................   (a)$10.741
                                                               (b)$10.668
        Ending AUV..........................................   (a)$11.584
                                                               (b)$11.491
        Ending Number of AUs................................   (a)2,117
                                                               (b)52,078
-------------------------------------------------------------------------

          AU - Accumulation Unit
          AUV - Accumulation Unit Value
          (a) Without election of the Maximum Anniversary Value Death Benefit
          (b) With election of the Maximum Anniversary Value Death Benefit

APPENDIX B - DEATH BENEFITS FOLLOWING

SPOUSAL CONTINUATION
--------------------------------------------------------------------------------

Capitalized terms used in this Appendix have the same meaning as they have in the prospectus.

The term "Continuation Net Purchase Payment" is used frequently to describe the death benefit options payable to the beneficiary of a Continuing Spouse. We define Continuation Net Purchase Payment as Net Purchase Payments made as of the Continuation Date. For the purposes of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution is considered a Purchase Payment. If the Continuing Spouse makes no additional Purchase Payments or withdrawals, Continuation Net Purchase Payments equals the contract value on the Continuation Date, including the Continuation Contribution. The term "withdrawals" as used in describing the death benefits is defined as withdrawals and the fees and charges applicable to those withdrawals.

THE COMPANY WILL NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. FURTHERMORE, THE DEATH BENEFIT CALCULATIONS ASSUME THAT NO PURCHASE PAYMENTS ARE RECEIVED ON OR AFTER YOUR 86TH BIRTHDAY.

STANDARD DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH

If the Standard Death Benefit was selected by the original owner, the death benefit is as follows upon the Continuing Spouse's death:

     A. If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit is the greater of:

        1. Contract value; or

        2. Continuation Net Purchase Payments.

     B. If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit is the greater of:

        1. Contract value; or

        2. The lesser of:

          a. Continuation Net Purchase Payments; or

          b. 125% of contract value.

If the Continuing Spouse is age 86 or older on the Continuation Date, the Standard Death Benefit is the contract value as of the later of the date of death of the Continuing Spouse or the NYSE business day in which we receive all required documentation in Good Order at our Annuity Service Center.

MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH

If the Maximum Anniversary Value death benefit was selected by the original owner, the death benefit is as follows upon a Continuing Spouses's death;

     A. If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit is the greatest of:

        a. Contract value; or

        b. Continuation Net Purchase Payments; or

        c. Maximum anniversary value on any contract anniversary occurring after the Continuation Date but prior to the Continuing Spouse's 83rd birthday; plus any Purchase Payments received after that anniversary but received prior to the Continuing Spouse's 86th birthday; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the anniversary in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

     B. If the Continuing Spouse is age 83-85 on the Continuation Date the death benefit is the Standard Death Benefit, which is equal to, the greater of:

        1. Contract value; or

        2. The lesser of:

          a. Continuation Net Purchase Payments; or

          b. 125% of contract value.

The fee for the Maximum Anniversary Value death benefit will no longer be deducted as of the Continuation Date.

If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is the contract value as of the later of the date of death of the Continuing Spouse or the NYSE business day in which we receive all required documentation in Good Order at our Annuity Service Center. Therefore, if the Continuing Spouse is age 86 or older on the Continuation Date, the Continuing Spouse's beneficiary will not receive any benefit from the Maximum Anniversary Value death benefit.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME ON PROSPECTIVELY ISSUED CONTRACTS.

APPENDIX C - OPTIONAL LIVING BENEFITS EXAMPLES
--------------------------------------------------------------------------------

The following examples demonstrate the operation of the MarketLock For Life Plus, MarketLock, MarketLock For Two and Seasons Income Rewards features:

MARKETLOCK FOR LIFE PLUS EXAMPLES

     EXAMPLE 1:

     Assume you elect MarketLock For Life Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments, and no withdrawals before the 1st contract anniversary. Assume that on your 1st contract anniversary, your contract value is $103,000.

     Your initial Benefit Base and Bonus Base are equal to 100% of your Eligible Purchase Payments, or $100,000. Your Bonus on the first anniversary is calculated as the Bonus Percentage (6%) multiplied by the Bonus Base ($100,000) which equals $6,000. On your first contract anniversary, your Benefit Base is adjusted to $106,000 which equals the greatest of your current Benefit Base ($100,000), your contract value ($103,000), or your Bonus plus your current Benefit Base ($6,000 + $100,000).

     Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after the 1st contract anniversary is 5% of the Benefit Base (5% x
     $106,000 = $5,300). Therefore, as of your 1st contract anniversary, you may take withdrawals of up to $5,300 each year as long as the Covered Person(s) is(are) alive and you do not take any excess withdrawals.

     EXAMPLE 2:

     Assume you elect MarketLock For Life Plus, you invest an initial Purchase Payment of $100,000, you make subsequent Purchase Payments of $120,000 in year 2, $30,000 in year 5, and $50,000 in year 6, and you take no withdrawals before the 6th contract anniversary. Assume further that on your 1st contract anniversary, your contract value is $103,000. Therefore, your Benefit Base and Bonus Base do not increase due to a maximum Anniversary Value. Your contract values, Benefit Bases, Bonus Bases, and Bonuses are given as follows:

-----------------------------------------------------------------------------------------------------------
      CONTRACT                                                                             MAXIMUM ANNUAL
     ANNIVERSARY       CONTRACT VALUE    BENEFIT BASE      BONUS BASE         BONUS       WITHDRAWAL AMOUNT
-----------------------------------------------------------------------------------------------------------
         1st              $103,000         $106,000         $100,000          $6,000           $5,300
-----------------------------------------------------------------------------------------------------------
         2nd              $223,000         $218,000         $200,000         $12,000          $10,900
-----------------------------------------------------------------------------------------------------------
         3rd              $223,000         $230,000         $200,000         $12,000          $11,500
-----------------------------------------------------------------------------------------------------------
         4th              $223,000         $242,000         $200,000         $12,000          $12,100
-----------------------------------------------------------------------------------------------------------
         5th              $253,000         $285,800         $230,000         $13,800          $14,290
-----------------------------------------------------------------------------------------------------------
         6th              $303,000         $299,600         $230,000         $13,800          $14,980
-----------------------------------------------------------------------------------------------------------

     Since the Benefit Base equals the Benefit Base at the beginning of that Benefit Year plus the subsequent Eligible Purchase Payments made in year 2, your new Benefit Base at the time of deposit equals $206,000 ($106,000 + $100,000). $20,000 of the $120,000 Purchase Payment is considered Ineligible Purchase Payments because it exceeds the Eligible Purchase Payment made in the 1st contract year (100% of $100,000). On your 2nd contract anniversary, your Bonus is $12,000 (6% X $200,000) and your Benefit Base equals $218,000 ($206,000 + $12,000). Assuming your Maximum Annual Withdrawal Percentage at that time is 5%, then your Maximum Annual Withdrawal Amount would be $10,900 if you were to start taking withdrawals after the 2nd contract anniversary (5% of the $218,000 Benefit Base). However, continuing to assume you do not take any withdrawals in years 3 and 4, your Benefit Base will increase by your Bonus and as a result, your Maximum Annual Withdrawal Amount will also increase. After your Purchase Payment of $30,000 in year 5, your new Benefit Base equals $272,000 ($242,000 + $30,000). On your 5th contract anniversary, your Bonus Base is $230,000 and your Bonus equals $13,800 ($230,000 X 6%). Your Benefit Base equals $285,800 ($272,000 + $13,800). Any Purchase Payments made on or after your 5th contract anniversary are considered Ineligible Purchase Payments. Therefore, your $50,000 Purchase Payment in year 6 will not increase the Benefit Base, Bonus Base, or Bonus. A maximum Anniversary Value is not attained on the 6th contract anniversary since the contract value of $303,000 is reduced by Ineligible Purchase Payments of $70,000 ($20,000 + $50,000). Therefore, your Benefit Base is $299,600 ($285,800 + $13,800). If you were to start taking withdrawals after the 6th contract anniversary, and your Maximum Annual Withdrawal Percentage at that time remains at 5%, your Maximum Annual Withdrawal Amount would be $14,980 (5% of the $299,600 Benefit Base). If you do not take any Excess Withdrawals and begin taking withdrawals as of the 6th contract anniversary, you may take up to $14,980 each year as long as the Covered Person(s) is (are) alive.

     EXAMPLE 3:

     Assume you elect MarketLock For Life Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments. Assume that your contract values, Benefit Bases, Bonus Bases, and Bonuses are as follows:

--------------------------------------------------------------------------------------------------------
      CONTRACT                                                                          MAXIMUM ANNUAL
     ANNIVERSARY      CONTRACT VALUE   BENEFIT BASE     BONUS BASE         BONUS      WITHDRAWAL AMOUNT
--------------------------------------------------------------------------------------------------------
         1st             $103,000        $106,000        $100,000         $6,000           $5,300
--------------------------------------------------------------------------------------------------------
         2nd             $115,000        $115,000        $115,000          N/A*            $5,750
--------------------------------------------------------------------------------------------------------
         3rd             $107,000        $121,900        $115,000         $6,900           $6,095
--------------------------------------------------------------------------------------------------------
         4th             $110,000        $128,800        $115,000         $6,900           $6,440
--------------------------------------------------------------------------------------------------------
         5th             $140,000        $140,000        $140,000          N/A*            $7,000
--------------------------------------------------------------------------------------------------------
         6th             $145,000        $148,400        $140,000         $8,400           $7,420
--------------------------------------------------------------------------------------------------------

     * The Benefit Base calculated based on the maximum anniversary value is greater than the Bonus plus the Benefit Base; therefore, the Bonus Base and Benefit Base are increased to the current anniversary value, and the Benefit Base is not increased by the Bonus.

     On your 6th contract anniversary, your contract value is $145,000, and your Benefit Base is stepped-up to $148,400 and Bonus Base remains unchanged. Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $7,420 (5% of the $148,400 Benefit Base). Therefore, if you do not take any excess withdrawals and begin taking withdrawals as of the 6th contract anniversary, you may take up to $7,420 each year as long as the Covered Person(s) is (are) alive.

     EXAMPLE 4 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL
                 AMOUNT:

     Assume you elect MarketLock For Life Plus, and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals before the 6th contract anniversary. Contract values, Benefit Base values, Bonus Base values, and Bonus amounts are as described in EXAMPLE 3 above. Also assume that during your 7th contract year, after your 6th contract anniversary, your contract value is $107,920 and you make a withdrawal of $11,440. Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($7,420), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount
     ($11,440 - $7,420), or $4,020. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $7,420. Your contract value after this portion of the withdrawal is $100,500 ($107,920 - $7,420), but your Benefit Base and Bonus Base are unchanged. Next, we recalculate your Benefit Base, Bonus Base and Bonus by reducing the Benefit Base and Bonus Base by the proportion by which the contract value was reduced by the Excess Withdrawal ($4,020/$100,500 = 4%). The Benefit Base is adjusted to $142,464 ($148,400 minus 4% of $148,400 equals $5,936). The
     Bonus Base is adjusted to $134,400($140,000 minus 4% of $140,000 equals $5,600). Your new Bonus is 6% of your new Bonus Base (6% X $134,400), which equals $8,064. Your new Maximum Annual Withdrawal Amount is your Benefit Base multiplied by your Maximum Annual Withdrawal Percentage
     ($142,464 X 5%), which equals $7,123.20. Therefore, if you do not take additional excess withdrawals, you may take up to $7,123.20 each year as long as the Covered Person(s) is(are) alive.

     EXAMPLE 5 - IF YOU ELECT MARKETLOCK FOR LIFE PLUS OPTION 2:

     Assume you elect MarketLock For Life Plus Option 2, and you invest a single Purchase Payment of $100,000. You make no additional Purchase Payments and no withdrawals before the 10th contract anniversary. Assume further that on your 1st contract anniversary, your contract value increases to $103,000, but through each subsequent contract year, there is effectively 0% growth net of fees in your contract value. Therefore, your Benefit Base and Bonus Base do not increase due to a maximum Anniversary Value. Assume that your contract values, Benefit Bases, Bonus Bases, and Bonuses are given as follows:

-----------------------------------------------------------------------------------------------------------
                                                                                           MAXIMUM ANNUAL
     ANNIVERSARY       CONTRACT VALUE    BENEFIT BASE      BONUS BASE         BONUS       WITHDRAWAL AMOUNT
-----------------------------------------------------------------------------------------------------------
         1st              $103,000         $107,000         $100,000          $7,000           $5,350
-----------------------------------------------------------------------------------------------------------
         2nd              $103,000         $114,000         $100,000          $7,000           $5,700
-----------------------------------------------------------------------------------------------------------
         3rd              $103,000         $121,000         $100,000          $7,000           $6,050
-----------------------------------------------------------------------------------------------------------
         4th              $103,000         $128,000         $100,000          $7,000           $6,400
-----------------------------------------------------------------------------------------------------------
         5th              $103,000         $135,000         $100,000          $7,000           $6,750
-----------------------------------------------------------------------------------------------------------
         6th              $103,000         $142,000         $100,000          $7,000           $7,100
-----------------------------------------------------------------------------------------------------------
         7th              $103,000         $149,000         $100,000          $7,000           $7,450
-----------------------------------------------------------------------------------------------------------
         8th              $103,000         $156,000         $100,000          $7,000           $7,800
-----------------------------------------------------------------------------------------------------------
         9th              $103,000         $163,000         $100,000          $7,000           $8,150
-----------------------------------------------------------------------------------------------------------
        10th              $103,000         $200,000         $100,000           N/A*           $10,000
-----------------------------------------------------------------------------------------------------------

     * The Benefit Base calculated based on 200% of the Purchase Payments made in the first contract year is greater than both maximum Anniversary Value and the Bonus plus the Benefit Base; therefore, the Benefit Base is increased to $200,000 on the 10th anniversary.

     On your 10th anniversary, your Benefit Base is equal to the greatest of your contract value ($103,000), your Bonus plus your current Benefit Base ($170,000 = $163,000 + $7,000), and 200% of the Purchase Payments made in the first contract year ($200,000 = 200% of $100,000). Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $10,000 (5% of the $200,000 Benefit Base). Therefore, if you do not take any excess withdrawals and begin taking withdrawals as of the 10th anniversary, you may take up to $10,000 each year as long as the Covered Person(s) is(are) alive.

MARKETLOCK AND MARKETLOCK FOR TWO EXAMPLES

     EXAMPLE 1:

     Assume you elect MarketLock and you invest a single Purchase Payment of $100,000, and that you make no additional Purchase Payments and no withdrawals before the 1st contract anniversary. Assume that on your 1st contract anniversary, your contract value is $105,000.

     Your initial MAV Benefit Base is equal to 100% of your Eligible Purchase Payments, or $100,000. On your first contract Anniversary, your MAV Benefit Base is equal to the greater of your current MAV Benefit Base ($100,000), or your contract value ($105,000), which is $105,000. Your Maximum Annual Withdrawal Amount if you were to start taking withdrawals following your first contract anniversary is 5% of the Benefit Base
     (5% X $105,000 = $5,250). The Minimum Withdrawal Period is equal to the MAV Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 20 years ($105,000/$5,250). Therefore, as of your 1st contract anniversary, you may take up to $105,000 in withdrawals of up to $5,250 annually over a minimum of 20 years. However, if the first withdrawal occurs on or after the older owner's 65th birthday and no withdrawal ever exceeds 5% of each year's MAV Benefit Base, then all such withdrawals are guaranteed for the lifetime of the older owner and the Minimum Withdrawal Period does not apply unless lifetime withdrawals are terminated.

     EXAMPLE 2:

     Assume you elect MarketLock and you invest a single Purchase Payment of $100,000, and that you make no additional Purchase Payments and no withdrawals before the 5th contract anniversary. Assume that your contract anniversary values and MAV Benefit Base values are as follows:

-------------------------------------------------------------------------------------------------------------
                                                                                            LIFETIME MAXIMUM
      CONTRACT                                           MAXIMUM ANNUAL        MINIMUM      ANNUAL WITHDRAWAL
     ANNIVERSARY       CONTRACT VALUE    BENEFIT BASE   WITHDRAWAL AMOUNT WITHDRAWAL PERIOD      AMOUNT
-------------------------------------------------------------------------------------------------------------
         1st              $105,000         $105,000          $5,250              20              $5,250
-------------------------------------------------------------------------------------------------------------
         2nd              $115,000         $115,000          $5,750              20              $5,750
-------------------------------------------------------------------------------------------------------------
         3rd              $107,000         $115,000          $5,750              20              $5,750
-------------------------------------------------------------------------------------------------------------
         4th              $110,000         $110,000          $5,500              20              $5,500
-------------------------------------------------------------------------------------------------------------
         5th              $120,000         $120,000          $8,400            14.28             $6,000
-------------------------------------------------------------------------------------------------------------

     On your 5th anniversary, your contract value is $120,000, and your MAV Benefit Base is stepped-up to $120,000. Your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after your 5th contract anniversary is 7% of the MAV Benefit Base (7% X $120,000 = $8,400). The Minimum Withdrawal Period is equal to the MAV Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 14.28 years ($120,000/$8,400). Therefore, as of your 5th contract anniversary, you may take $120,000 in withdrawals of up to $8,400 annually over a minimum of 14 years, plus $2,400 in the last Benefit Year. If you are age 65 or older, you may take annual withdrawals of up to $6,000 (5% X $120,000) for life.

     EXAMPLE 3 - IMPACT OF WITHDRAWALS LESS THAN OR EQUAL TO MAXIMUM ANNUAL
                 WITHDRAWAL AMOUNT:

     Assume you elect MarketLock, and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals before the 5th contract anniversary, and contract values and MAV Benefit Base values as described in EXAMPLE 2 above. During your 6th contract Year, after your 5th contract anniversary, you make a withdrawal of $4,500. Because the withdrawal is less than or equal to your Maximum Annual Withdrawal Amount ($8,400), your MAV Benefit Base ($120,000) is reduced by the total dollar amount of the withdrawal ($4,500). Your new MAV Benefit Base equals $115,500. Your Maximum Annual Withdrawal Amount remains $8,400. Your new Minimum Withdrawal Period following the withdrawal is equal to the new MAV Benefit Base divided by your current Maximum Annual Withdrawal Amount, ($115,500/$8,400). Therefore, following this first withdrawal of $4,500, you may take withdrawals of up to $8,400 annually over the next 13 years, plus $6,300 in the last Benefit Year.

     EXAMPLE 4 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL
                 AMOUNT:

     Assume you elect MarketLock and you invest a single Purchase Payment of $100,000, and that you make no additional Purchase Payments and no withdrawals before the 5th contract anniversary. Assume that your contract anniversary values and MAV Benefit Base values are as follows:

-------------------------------------------------------------------------------------------------------------
                                                                                            LIFETIME MAXIMUM
      CONTRACT                                           MAXIMUM ANNUAL        MINIMUM      ANNUAL WITHDRAWAL
     ANNIVERSARY       CONTRACT VALUE    BENEFIT BASE   WITHDRAWAL AMOUNT WITHDRAWAL PERIOD      AMOUNT
-------------------------------------------------------------------------------------------------------------
         1st              $105,000         $105,000          $5,250              20              $5,250
-------------------------------------------------------------------------------------------------------------
         2nd              $115,000         $115,000          $5,750              20              $5,750
-------------------------------------------------------------------------------------------------------------
         3rd              $120,000         $120,000          $6,000              20              $6,000
-------------------------------------------------------------------------------------------------------------
         4th              $110,000         $120,000          $6,000              20              $6,000
-------------------------------------------------------------------------------------------------------------
         5th              $80,000          $120,000          $8,400            14.28             $6,000
-------------------------------------------------------------------------------------------------------------

     Your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after your 5th contract anniversary is 7% of the MAV Benefit Base (7% X $120,000 = $8,400). The Minimum Withdrawal Period is equal to the MAV Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 14.28 years

     ($120,000/$8,400). Therefore, you may take annual withdrawals of up to $8,400 over the next 14 years, plus $2,400 in the last Benefit Year.

     Now assume that during your 6th contract year, after your 5th contract anniversary, your contract value is $80,000 and you make a withdrawal of $11,688. Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($8,400), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount
     ($11,688 - $8,400), or $3,288. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $8,400 from the contract value and the MAV Benefit Base. Your contract value after this portion of the withdrawal is $71,600 ($80,000 - $8,400). Your MAV Benefit Base after this portion of your withdrawal is $111,600 ($120,000 - $8,400). Next, we recalculate your MAV Benefit Base by taking the lesser of two calculations. For the first calculation, we deduct the amount of the Excess Withdrawal from the MAV Benefit Base ($111,600 - $3,288 = $108,312). For the second calculation, we reduce the MAV Benefit Base by the proportion by which the contract value was reduced by the Excess Withdrawal ($68,312/$71,600 = 95.4%), or $111,600 * 95.4% which equals $106,475. Your
     MAV Benefit Base is the lesser of these two calculations, or $106,475. The Minimum Withdrawal Period following the excess withdrawal is equal to the Minimum Withdrawal Period at the end of the prior year (14.28 years) reduced by one year (13.28 years). Your new Maximum Annual Withdrawal Amount following the excess withdrawal is your MAV Benefit Base divided by your Minimum Withdrawal Period ($106,475/13.28), which equals $8,017.71. Therefore, you may take annual withdrawals of up to $8,017.71 over the next 13 years, plus $2,244.77 in the last Benefit Year. Since the withdrawal is greater than your lifetime Maximum Annual Withdrawal Amount ($6,000), lifetime withdrawals are no longer available.

     EXAMPLE 5:

     Assume you elect MarketLock For Two and you invest a single Purchase Payment of $100,000, and that you make no additional Purchase Payments and no withdrawals before the 1st contract anniversary. Assume that on your 1st contract anniversary, your contract value is $105,000.

     Your initial MAV Benefit Base is equal to 100% of your Eligible Purchase Payments, or $100,000. On your first contract Anniversary, your MAV Benefit Base is equal to the greater of your current MAV Benefit Base ($100,000), or your contract value ($105,000), which is $105,000. Your Maximum Annual Withdrawal Amount if you were to start taking withdrawals (when the younger of you and if applicable, your spouse is at least 63 years old but younger than 76 years old) is 5% of the MAV Benefit Base (5% x $105,000 = $5,250). Therefore, as of your 1st contract anniversary, you may take up to $105,000 in withdrawals of up to $5,250 annually as long as at least one of you or your spouse is alive.

     EXAMPLE 6:

     Assume you elect MarketLock For Two and you invest a single Purchase Payment of $100,000, and that you make no additional Purchase Payments. Assume that your contract anniversary values and MAV Benefit Base values are as follows:

-----------------------------------------------------------------------------------------------
          ANNIVERSARY                   CONTRACT VALUE                 MAV BENEFIT BASE
-----------------------------------------------------------------------------------------------
              1st                          $105,000                        $105,000
-----------------------------------------------------------------------------------------------
              2nd                          $115,000                        $115,000
-----------------------------------------------------------------------------------------------
              3rd                          $107,000                        $115,000
-----------------------------------------------------------------------------------------------
              4th                          $110,000                        $115,000
-----------------------------------------------------------------------------------------------
              5th                          $120,000                        $120,000
-----------------------------------------------------------------------------------------------

     On your 5th anniversary, your contract value is $120,000, and your MAV Benefit Base is stepped-up to $120,000. Your Maximum Annual Withdrawal Amount if you were to start taking withdrawals (provided the younger of you or your spouse is at least 76) is 6% of the MAV Benefit Base (6% x $120,000 = $7,200). Therefore, you may take up to $7,200 annually while at least one of you or your spouse is alive.

     EXAMPLE 7 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL
                 AMOUNT:

     Assume you elect MarketLock for Two, and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals before the 5th contract anniversary, and contract values and Benefit Base values are as described in EXAMPLE 6 above. Also assume that during your 6th contract year, after your 5th contract anniversary, your contract value is $118,000 and you make your first withdrawal in the amount of $11,632. Assuming that you or the younger of you or your spouse is at least age 76 at the time of your first withdrawal, your Maximum Annual Withdrawal percentage would be 6% of the MAV Benefit Base (6% X $120,000 = $7,200). However because your withdrawal of $11,632 is greater than your Maximum Annual Withdrawal Amount ($7,200), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount ($11,632 - $7,200), or $4,432. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $7,200. Your contract value after this portion of the withdrawal is $110,800
     ($118,000 -- $7,200), but your Benefit Base is unchanged. Next, we recalculate your Benefit Base by reducing the Benefit Base by the proportion by which the contract value was reduced by the Excess Withdrawal ($4,432/$110,800 = 4%), or $120,000 X 96% which equals $115,200. Your new
     Maximum Annual Withdrawal Amount is your Benefit Base multiplied by your Maximum Annual Withdrawal percentage ($115,200 * 6%), which equals $6,912. Therefore, you may take up to $6,912 annually while at least one of you or your spouse is alive.

SEASONS INCOME REWARDS

     EXAMPLE 1 OF SEASONS INCOME REWARDS:

     Assume you elect Seasons Income Rewards Option 2 and you invest a single Purchase Payment of $100,000. If you make no additional Purchase Payments and no withdrawals, your Withdrawal Benefit Base is $100,000 on the Benefit Availability Date.

     Your Stepped-Up Benefit Base equals Withdrawal Benefit Base plus the Step-Up Amount ($100,000 + (20% X $100,000) = $120,000). Your Maximum
     Annual Withdrawal Amount as of the Benefit Availability Date is 10% of your Withdrawal Benefit Base ($100,000 X 10% = $10,000). The Minimum Withdrawal Period is equal to the Stepped-Up Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 12 years ($120,000/$10,000). Therefore, you may take up to $120,000 in withdrawals of up to $10,000 annually over a minimum of 12 years beginning on or after the Benefit Availability Date.

     EXAMPLE 2 - IMPACT OF WITHDRAWALS PRIOR TO THE BENEFIT AVAILABILITY DATE
                 FOR SEASONS INCOME REWARDS OPTIONS 1 AND 2:

     Assume you elect Seasons Income Rewards Option 2 and you invest a single Purchase Payment of $100,000. You make a withdrawal of $11,000 prior to the Benefit Availability Date. Prior to the withdrawal, your contract value is $110,000. You make no other withdrawals before the Benefit Availability Date.

     Immediately following the withdrawal, your Withdrawal Benefit Base is recalculated by first determining the proportion by which your contract value was reduced by the withdrawal ($11,000/$110,000 = 10%). Next, we reduce your Withdrawal Benefit Base by the percentage by which the contract value was reduced by the withdrawal ($100,000 - (10% X 100,000) = $90,000).
     Since the Step-Up Amount is zero because a withdrawal was made prior to the Benefit Availability Date, your Stepped-Up Benefit Base on the Benefit Availability Date equals your Withdrawal Benefit Base. Therefore, the Stepped-Up Benefit Base also equals $90,000. Your Maximum Annual Withdrawal Amount is 10% of the Withdrawal Benefit Base on the Benefit Availability Date ($90,000). This equals $9,000. Therefore, you may take withdrawals of up to $9,000 annually over a minimum of 10 years ($90,000/$9,000 = 10).

     EXAMPLE 3 - IMPACT OF WITHDRAWALS PRIOR TO THE BENEFIT AVAILABILITY DATE
                 FOR SEASONS INCOME REWARDS OPTION 3:

     Assume you elect Seasons Income Rewards Option 3 and you invest a single Purchase Payment of $100,000. You make a withdrawal of $11,000 prior to the Benefit Availability Date. Prior to the withdrawal, your contract value is $110,000. You make no other withdrawals before the Benefit Availability Date.

     Immediately following the withdrawal, your Withdrawal Benefit Base is recalculated by first determining the proportion by which your contract value was reduced by the withdrawal ($11,000/$110,000 = 10%). Next, we reduce your Withdrawal Benefit Base by the percentage by which the contract value was reduced by the withdrawal ($100,000 - (10% X 100,000) = $90,000).
     Since the withdrawal occurred prior to the Benefit Availability Date, your Step-Up Amount will be reduced to 30% of your Withdrawal Benefit Base ((30% X $90,000) = $27,000). Therefore, your Stepped-Up Benefit Base on the Benefit Availability Date equals the Withdrawal Benefit Base plus the Step-Up Amount (($90,000 + $27,000) = $117,000). Your Maximum Annual
     Withdrawal Amount is 10% of the Withdrawal Benefit Base on the Benefit Availability Date ($90,000). This equals $9,000. Therefore, you may take withdrawals of up to $9,000 annually over a minimum of 13 years ($117,000/$9,000 = 13).

     EXAMPLE 4 - IMPACT OF WITHDRAWALS LESS THAN OR EQUAL TO MAXIMUM ANNUAL
                 WITHDRAWAL AMOUNT AFTER THE BENEFIT AVAILABILITY DATE FOR SEASONS INCOME REWARDS:

     Assume you elect Seasons Income Rewards Option 2 and you invest a single Purchase Payment of $100,000. You make a withdrawal of $7,500 during the first year after the Benefit Availability Date.

     Because the withdrawal is less than or equal to your Maximum Annual Withdrawal Amount ($10,000), your Stepped-Up Benefit Base ($120,000) is reduced by the total dollar amount of the withdrawal ($7,500). Your new Stepped-Up Benefit Base equals $112,500. Your Maximum Annual Withdrawal Amount remains $10,000. Your new Minimum Withdrawal Period following the withdrawal is equal to the new Stepped-Up Benefit Base divided by your current Maximum Annual Withdrawal Amount, ($112,500/$10,000). Therefore, you may take withdrawals of up to $10,000 annually over a minimum of 11 years, plus $2,500 in the last Benefit Year.

     EXAMPLE 5 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL
                 AMOUNT AFTER THE BENEFIT AVAILABILITY DATE FOR SEASONS INCOME
                 REWARDS:

     Assume you elect Seasons Income Rewards Option 2 and you invest a single Purchase Payment of $100,000. Your Withdrawal Benefit Base is $100,000 and your Stepped-Up Benefit Base is $120,000. You make a withdrawal of $15,000 during the first year after the Benefit Availability Date. Your contract value is $125,000 at the time of the withdrawal.

     Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($10,000), we recalculate your Stepped-Up Benefit Base ($120,000) by taking the lesser of two calculations. For the first calculation, we deduct the amount of the withdrawal from the Stepped-Up Benefit Base ($120,000 - $15,000 = $105,000). For the second calculation, we deduct the amount of the Maximum Annual Withdrawal Amount from the Stepped-Up Benefit Base ($120,000 - $10,000 = $110,000). Next, we calculate the excess portion of the withdrawal ($5,000) and determine the proportion by which the contract value was reduced by the excess portion of the withdrawal ($5,000 /$125,000 = 4%). Finally we reduce $110,000 by that proportion (4%) which equals $105,600. Your Stepped-Up Benefit Base is the lesser of these two calculations or $105,000. The Minimum Withdrawal Period following the withdrawal is equal to the Minimum Withdrawal Period at the end of the prior year (12 years) reduced by one year (11 years). Your Maximum Annual Withdrawal Amount is your Stepped-Up Benefit Base divided by your Minimum Withdrawal Period ($105,000/11), which equals $9,545.45.

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   Please forward a copy (without charge) of the Seasons Elite Variable Annuity Statement of Additional Information to:

             (Please print or type and fill in all information.)

        ----------------------------------------------------------------
        Name

        ----------------------------------------------------------------
        Address

        ----------------------------------------------------------------
        City/State/Zip

Date:                                 Signed:
-----------------------------------   -----------------------------------

   Return to:  First SunAmerica Life Insurance Company, Annuity Service
   Center, P.O. Box 54299, Los Angeles, California 90054-0299
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================================================================================
                       STATEMENT OF ADDITIONAL INFORMATION
================================================================================

             FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACTS ISSUED BY

                               in connection with
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                        FS VARIABLE ANNUITY ACCOUNT FIVE

                         SEASONS ELITE VARIABLE ANNUITY



This Statement of Additional Information is not a prospectus; it should be read with the prospectus, dated February 1, 2008, relating to the annuity contracts described above. A copy of the prospectus may be obtained without charge by calling (800) 99NY-SUN or writing us at:



    First SunAmerica Life Insurance Company
    Annuity Service Center
    P.O. Box 54299
    Los Angeles, California 90054-0299


THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS FEBRUARY 1, 2008.

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                                TABLE OF CONTENTS
================================================================================

Separate Account .....................................................    3

General Account ......................................................    4

Support Agreement Between the Company and AIG ........................    4

Performance Data .....................................................    5

Annuity Income Payments ..............................................    8

Annuity Unit Values ..................................................    8

Taxes ................................................................   11

Distribution of Contracts ............................................   19

Financial Statements .................................................   19

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                                SEPARATE ACCOUNT
================================================================================

FS Variable Annuity Account Five ("Separate Account") was originally established by First SunAmerica Life Insurance Company (the "Company") on August 1, 1997 pursuant to the provisions of New York law, as a segregated asset account of the Company. The Company is a direct wholly owned subsidiary of SunAmerica Life Insurance Company (the "Parent"), which is a wholly owned subsidiary of AIG Retirement Services, Inc. ("AIGRS") (formerly AIG SunAmerica Inc.), a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG is a holding company which, through its subsidiaries, is engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's activities include general insurance and life insurance and retirement services, financial services and asset management. The Company is a New York-domiciled life insurance company principally engaged in the business of writing annuity contracts directed to the market for tax-deferred, long-term savings products. The Separate Account meets the definition of a "Separate Account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the Separate Account or the Company by the SEC.

The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.

The Separate Account is divided into Select Portfolios, Focused Portfolios, Seasons Strategies and Seasons Managed Allocation Portfolios ("Variable Portfolio(s)"), with the assets of each Variable Portfolio invested in the shares of one or more underlying investment portfolios. The Company does not guarantee the investment performance of the Separate Account, its Variable Portfolios or the underlying investment portfolios. Values allocated to the Separate Account and the amount of variable annuity income payments will vary with the values of shares of the underlying investment portfolios, and are also reduced by Separate Account charges and fees.

The basic objective of a variable annuity contract is to provide variable annuity income payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable annuity income payments will reflect the investment performance of the Separate Account with respect to amounts allocated to it both before and after the Annuity Date. Since the Separate Account is always fully invested in shares of the underlying investment portfolios, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the underlying funds' managements to make necessary changes in their Variable Portfolios to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable annuity income payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable annuity income payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable annuity income payments).

================================================================================
                                 GENERAL ACCOUNT
================================================================================

The General Account is made up of all of the general assets of the Company other than those allocated to the Separate Account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the available Fixed Account options and/or available DCA Fixed Account(s) available in connection with the general account, as elected by the owner purchasing a contract. Assets supporting amounts allocated to a fixed investment option become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.


Support Agreement Between the Company and AIG

The Company has a support agreement in effect between the Company and AIG (the "Support Agreement"), pursuant to which AIG has agreed that AIG will cause the Company to maintain a policyholder's surplus of not less than $1,000,000 or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement also provides that if the Company needs funds not otherwise available to it to make timely payment of its obligations under policies issued by it, AIG will provide such funds at the request of the Company. The Support Agreement is not a direct or indirect guarantee by AIG to any person of any obligations of the Company. AIG may terminate the Support Agreement with respect to outstanding obligations of the Company only under circumstances where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the Support Agreement. Policyholders have the right to cause the Company to enforce its rights against AIG and, if the Company fails or refuses to take timely action to enforce the Support Agreement or if the Company defaults in any claim or payment owed to such policyholder when due, have the right to enforce the Support Agreement directly against AIG.

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                                PERFORMANCE DATA
================================================================================

From time to time the Separate Account may advertise the Cash Management Portfolio's "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Cash Management Portfolio refers to the net income generated for a contract funded by an investment in the Portfolio (which invests in shares of the Cash Management Portfolio of Seasons Series Trust) over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Portfolio is assumed to be reinvested at the end of each seven day period. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of premium taxes or any withdrawal charges. The impact of other recurring charges (including the mortality and expense risk charge, distribution expense charge and contract maintenance fee) on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.

The Separate Account may advertise "total return" data for its Variable Portfolios. Total return figures are based on historical data and are not intended to indicate future performance. The "total return" for a Variable Portfolio is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a contract funded by that Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period.) The effect of applicable Withdrawal Charges due to the assumed redemption will be reflected in the return figures, but may be omitted in additional return figures given for comparison.

For periods starting prior to the date the Variable Portfolios first became available through the Separate Account, the total return data for the Variable Portfolios of the Separate Account will be derived from the performance of the corresponding underlying funds of Seasons Series Trust, ("Trust") modified to reflect the charges and expenses as if the contract had been in existence since the inception date of the Trust's underlying fund. Further, returns shown are for the original class of shares of the Trust, adjusted to reflect the fees and charges for the newer class of shares (for Class 3) until performance for the newer class becomes available. However, the actual shares purchased under this contract are Class 3 of the Trust. Returns of the newer class will be lower than those of the original class since the newer class of shares is subject to service fees of 0.25% for the Trust. The inception date of the Class 3 shares in Seasons Series Trust is November 17, 2003. In some cases a particular Variable Portfolio may have been available in another contract funded through this Separate Account. If the Variable Portfolio was incepted in this Separate Account prior to the offering of this contract, we report standardized contract performance adjusted for the fees and charges on this contract. We commonly refer to these performance calculations as hypothetical adjusted historical returns. Performance figures similarly adjusted but based on underlying Trusts' performance (outside of this Separate Account) should not be construed to be actual historical performance of the relevant Separate Account Variable Portfolio. Rather, they are intended to indicate the historical performance of the corresponding underlying funds of the Trust adjusted to provide direct comparability to the performance of the Variable Portfolios after the date the contracts were first offered to the public (which will reflect the effect of fees and charges imposed under the contracts). The Trust has served since its inception as underlying investment media for Separate Accounts of other insurance companies in connection with variable contracts not having the same fee and charge schedules as those imposed under the contracts.

Performance data for the various Variable Portfolios are computed in the manner described below.

Cash Management Portfolio

Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

    Base Period Return = (EV - SV - CMF)/(SV)

    where:

    SV  = value of one Accumulation Unit at the start of a 7 day period

    EV  = value of one Accumulation Unit at the end of the 7 day period

    CMF = an allocated portion of the $30 annual Contract Maintenance Fee, prorated for 7 days

The change in the value of an Accumulation Unit during the 7 day period reflects the income received minus any expenses accrued, during such 7 day period. The Contract Maintenance Fee (CMF) is first allocated among the Select Portfolios, Focused Portfolios and/or Strategies and the general account so that each Select Portfolio's, Focused Portfolio's and/or Strategy's allocated portion of the fee is proportional to the percentage of the number of accounts that have money allocated to that Select Portfolio, Focused Portfolio and/or Strategy. The fee is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Cash Management Portfolio. Finally, as is done with the other charges discussed above, the result is multiplied by the fraction 365/7 to arrive at the portion attributable to the 7 day period.

The current yield is then obtained by annualizing the Base Period Return:

    Current Yield = (Base Period Return) x (365/7)

The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

    Effective Yield = [(Base Period Return + 1)365/7 - 1]

The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments. But also on factors such as an owner's account size (since the impact of fixed dollar charges will be greater for small accounts than for larger accounts.)

Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time.

Other Variable Portfolios

The Variable Portfolios of the Separate Account other than the Cash Management Portfolio compute their performance data as "total return."

Total return for a Variable Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

                       P (1 + T) TO THE POWER OF n = ERV

    where:

        P = a hypothetical initial payment of $1,000

        T = average annual total return

        n = number of years

        E = Payment Enhancement Rate

        ERV = redeemable value of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year period as of the end of the period (or fractional portion thereof)

Standardized performance for the Portfolios and Strategies available in this contract reflect total returns using the method of computation discussed below:

     -    Using the three year surrender charge schedule available on contracts.

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                            ANNUITY INCOME PAYMENTS
================================================================================

Initial Monthly Annuity Income Payment

The initial annuity income payment is determined by taking the contract value, less any premium tax, less any Market Value Adjustment that may apply in the case of a premature annuitization of CERTAIN guarantee amounts, and then applying it to the annuity table specified in the contract. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any. The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly annuity payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity income payment. The number of Annuity Units determined for the first variable annuity income payment remains constant for the second and subsequent monthly variable annuity income payments, assuming that no reallocation of contract values is made.

Subsequent Monthly Annuity Income Payments

For a fixed annuity, the amount of the second and each subsequent monthly annuity income payment is the same as that determined above for the first monthly payment.

The amount of the second and each subsequent monthly variable annuity income payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit Value as of the day preceding the date on which each annuity income payment is due.

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                               ANNUITY UNIT VALUES
================================================================================

The value of an Annuity Unit is determined independently for each Select Portfolio, Focused Portfolio and Strategy. The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a Select Portfolio, Focused Portfolio or Strategy exceeds 3.5%, variable annuity payments derived from allocations to that Select Portfolio, Focused Portfolio or Strategy will increase over time. Conversely, if the actual rate is less than 3.5%, variable annuity income payments will decrease over time. If the net investment rate equals 3.5%, the variable annuity payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity income payments to increase (or not to decrease).

The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the Select Portfolios, Focused Portfolios and/or Strategies elected, and the amount of each annuity income payment will vary accordingly. For each Select Portfolio, Focused Portfolio and/or Strategy, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

Net Investment Factor

The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of Select Portfolio, Focused Portfolio or Strategy from one month to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

The NIF for any Select Portfolio, Focused Portfolio or Strategy for a certain month is determined by dividing (a) by (b) where:

(a) is the Accumulation Unit value of the Select Portfolio, Focused Portfolio or Strategy determined as of the end of that month, and
(b) is the Accumulation Unit value of the Select Portfolio, Focused Portfolio or Strategy determined as of the end of the preceding month.

The NIF for a Select Portfolio, Focused Portfolio or Strategy for a given month is a measure of the net investment performance of the Select Portfolio, Focused Portfolio or Strategy from the end of the prior month to the end of the given month. A NIF of 1.000 results from no change; a NIF greater than 1.000 results from an increase; and a NIF less than 1.000 results from a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of the shares of the underlying investment portfolios in which the Select Portfolio, Focused Portfolio or Strategy invests; it is also reduced by Separate Account asset charges.

Illustrative Example

Assume that one share of a given Select Portfolio, Focused Portfolio or Strategy had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                       NIF = ($11.46/$11.44) = 1.00174825

The change in Annuity Unit value for a Select Portfolio, Focused Portfolio or Strategy from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that Select Portfolio, Focused Portfolio or Strategy for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the annuity income payment tables are based. For example, if the net investment rate for a Select Portfolio, Focused Portfolio or Strategy (reflected in the NIF) were equal to the assumed investment rate, the variable annuity income payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                        1/[(1.035)/\(1/12)] = 0.99713732

In the example given above, if the Annuity Unit value for the Select Portfolio, Focused Portfolio or Strategy was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

                $10.103523 x 1.00174825 x 0.99713732 = $10.092213

To determine the initial payment, the initial annuity income payment for variable annuitization is calculated based on our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.

The NIF measures the performance of the funds that are the basis for the amount of future annuity income payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF)/(1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is greater than one and payments are increased. If the NIF is less than the AIR, then this proportion is less than one and payments are decreased.

Variable Annuity Income Payments

Illustrative Example

Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single Select Portfolio, Focused Portfolio or Strategy. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract as a life annuity with 120 monthly payments guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's Account Value is equal to 7543.2456 x $15.432655 = $116,412.31).
Assume also that the Annuity

Unit value for the Select Portfolio, Focused Portfolio or Strategy on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second annuity income payment date is $13.327695.

P's first variable annuity income payment is determined from annuity rate tables, using the information assumed above. From the tables, which supply monthly annuity income payments for each $1,000 of applied contract value, P's first variable annuity payment is determined by multiplying the monthly installment of $4.79 (Option 4 tables, male Annuitant age 60 at the Annuity Date annuitizing in 2010) by the result of dividing P's account value by $1,000:

             First Payment = $4.79 x ($116,412.31/$1,000) = $557.61

The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable annuity income payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

                 Annuity Units = $557.61/$13.256932 = 42.062143

P's second variable annuity income payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

                Second Payment = 42.062143 x $13.327695 = $560.59

The third and subsequent variable annuity income payments are computed in a manner similar to the second variable annuity income payment.

Note that the amount of the first variable annuity income payment depends on the contract value in the relevant Select Portfolio, Focused Portfolio or Strategy on the Annuity Date and thus reflects the investment performance of the Select Portfolio, Focused Portfolio or Strategy net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the Select Portfolio, Focused Portfolio or Strategy). The net investment performance of the Select Portfolio, Focused Portfolio or Strategy during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable annuity income payments.

Additional Provisions

We will require proof of age and sex of the Annuitant before making any life annuity income payment provided for by the contract. If the age or sex of the Annuitant has been misstated, we will compute the amount payable based on the correct age and sex. If annuity income payments have begun, any underpayment that may have been made will be paid in full with the next annuity income payment, including interest at the minimum annual rate of 3%. Any overpayments, including interest at the minimum annual rate of 3%, unless repaid to us in one sum, will be deducted from future annuity income payments until we are repaid in full.

If a contract provision requires that a person be alive, we may require due proof that the person is alive before we act under that provision.

We will give the payee under an annuity income payment option a settlement contract for the payment option.

You may assign the contract prior to the Annuity Date. You must send a dated and signed written request to our Administrative Office accompanied by a duly executed copy of any assignment. We are not responsible for the validity of any assignment.

                                      TAXES

GENERAL

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code" or "IRC") governs taxation of annuities in general. An owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as income payments under the annuity option elected. For a lump-sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. A different rule applies to Purchase Payments made (including, if applicable, in the case of a contract issued in exchange for a prior contract) prior to August 14, 1982. Those Purchase Payments are considered withdrawn first for federal income tax purposes, followed by earnings on those Purchase Payments. For Non-qualified contracts, the cost basis is generally the Purchase Payments. The taxable portion of the lump-sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

If you purchase your contract under a pension plan, a specially sponsored employer program, as an individual retirement annuity, or under an individual retirement account, your contract is referred to as a Qualified Contract. Examples of Qualified plans or arrangements are: Individual Retirement Annuities and Individual Retirement Accounts (IRAs), Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a Roth 403(b) or a Roth 401(k) account, and you may have cost basis in a traditional IRA or in another Qualified Contract.

For annuity payments, the portion of each payment that is in excess of the exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

Generally, you have not paid any federal taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA, Roth 403(b), and Roth 401(k) contributions. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from Roth 403(b) and Roth 401(k) accounts, and withdrawals generally from Qualified Contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Withdrawals from Roth IRA, Roth 403(b) and Roth 401(k) accounts which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59 1/2, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified Contract will be subject to an additional 10% federal penalty tax, under the IRC, except in the following circumstances:

o  after attainment of age 591/2;

o  when paid to your beneficiary after you die;

o  after you become disabled (as defined in the IRC) ;

o as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

o payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

o  dividends paid with respect to stock of a corporation described in IRC
   Section 404(k);

o for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

o payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

o for payment of health insurance if you are unemployed and meet certain requirements;

o  distributions from IRAs for higher education expenses;

o  distributions from IRAs for first home purchases;

o amounts distributed from a Code Section 457(b) plan other than amounts representing rollovers from an IRA or employer sponsored plan to which the 10% penalty would otherwise apply.

The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty between September 11, 2001 and December 31, 2007 and payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers which are federal tax-free.

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold federal tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of Qualified plans, not including IRAs, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" or transferred to another eligible plan in a direct "trustee-to- trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions, including distributions from IRAs can be waived.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a traditional IRA or retirement plan qualified under Sections 401 or 403 or, if from a plan of a governmental employer, under Section 457(b) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code other than (1) substantially equal periodic payments calculated using the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; (2) financial hardship withdrawals; and (3) minimum distributions required to be made under the Code. Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a federal penalty tax on premature withdrawals, described later in this section.

Only (1) the participant, or, (2) in the case of the participant's death, the participant's surviving spouse, or (3) in the case of a domestic relations order, the participant's spouse or ex-spouse may roll over a distribution into a plan of the participant's own. An exception to this rule is that a non-spousal beneficiary may, subject to plan provisions, roll inherited funds from an eligible retirement plan into a Beneficiary IRA. A Beneficiary IRA is an IRA created for the sole purpose of receiving funds inherited by non-spousal beneficiaries of eligible retirement plans. The distribution must be transferred to the Beneficiary IRA in a direct "trustee-to-trustee" transfer. Beneficiary IRAs must meet the distribution requirements relating to IRAs inherited by non-spousal beneficiaries under Code sections 408(a)(6) and (b)(3) and 401(a)(9).

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

DIVERSIFICATION - SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of Non-Qualified variable annuity contracts. These requirements generally do not apply to Qualified Contracts, which are considered "Pension Plan Contracts" for purposes of these Code requirements. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

NON-NATURAL OWNERS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS

The Code provides that multiple Non-Qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the federal tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. (However, they may be treated as issued on the issue date of the contract being exchanged, for certain purposes, including for determining whether the contract is an immediate annuity contract.) Owners should consult a tax adviser prior to purchasing more than one Non-qualified annuity contract from the same issuer in any calendar year.

TAX TREATMENT OF ASSIGNMENTS OF QUALIFIED CONTRACTS

Generally, a Qualified contract, including an IRA, may not be assigned or pledged. One exception to this rule is if the assignment is part of a permitted loan program under an employer-sponsored plan or pursuant to a qualified domestic relations order meeting the requirements of the plan or arrangement under which the contract is issued (or, in the case of an IRA, pursuant to a decree of divorce or separation maintenance or a written instrument incident to such decree.)

TAX TREATMENT OF GIFTING, ASSIGNING OR TRANSFERRING OWNERSHIP OF A NON-QUALIFIED CONTRACT

Under IRC Section 72(e)(4)(c), if you transfer ownership of your Non-Qualified Contract to a person other than your spouse (or former spouse if incident to divorce) for less than adequate consideration you will be taxed on the earnings above the purchase payments at the time of transfer. If you transfer ownership of your Non-Qualified Contract and receive payment less than the Contract's value, you will also be liable for the tax on the Contract's value above your purchase payments not previously withdrawn.

The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

FEDERAL WITHDRAWAL RESTRICTIONS FROM QUALIFIED CONTRACTS

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs) and certain other Qualified contracts. Withdrawals can only be made when an owner: (1) reaches age 59 1/2 (70 1/2 in the case of Section 457(b) Plans); (2) separates from employment from the employer sponsoring the plan; (3) dies; (4) becomes disabled (as defined in the IRC) (does not apply to section 457(b) plans); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Transfers of amounts from one Qualified contract to another investment option under the same plan, or in the case of a 403(b) plan or program, to another contract or account of the same plan type or from a Qualified Plan to a state defined benefit plan to purchase service credits are not considered distributions, and thus are not subject to these withdrawal limitations. Such transfers may, however, be subject to limitations under the annuity contract or Plan. The Department of the Treasury published proposed 403(b) regulations on November 16, 2004. These Treasury regulations, when issued in final form, could affect or limit contractual rights, including but not limited to the right to transfer amounts to another provider.


PARTIAL 1035 EXCHANGES OF NON-QUALIFIED ANNUITIES

Section 1035 of the Code provides that a Non-qualified annuity contract may be exchanged in a tax-free transaction for another Non-qualified annuity contract. Historically, it was generally understood that only the exchange of an entire annuity contract, as opposed to a partial exchange, would be respected by the IRS as a tax-free exchange. In 1998, the U.S. Tax Court ruled that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a tax-free exchange. In 1999, the IRS acquiesced in that Tax Court decision, but stated that it would nonetheless continue to challenge partial exchange transactions under certain circumstances. In Notice 2003-51, published on July 9, 2003, the IRS announced that, pending the publication of final regulations, it will consider all the facts and circumstances to determine whether a partial exchange and subsequent withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 24 months of the partial exchange should be treated as an integrated transaction, and thus whether the two contracts should be treated as a single contract to determine the tax treatment of the surrender or withdrawal under Section 72 of the Code. Although Notice 2003-51 and the IRS's acquiescence in the Tax Court decision indicate that the IRS will respect partial exchanges of annuity contracts under certain circumstances, uncertainty remains, and owners should seek their own tax advice regarding such transactions and the tax risks associated with subsequent surrenders or withdrawals.

QUALIFIED PLANS

The contracts offered by this prospectus are designed to be available for use under various types of Qualified plans. Taxation of owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to limitations under the IRC and the employer-sponsored plan, in addition to the terms and conditions of the contracts issued pursuant to the plan.

Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain contractual withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) Plans of Self-Employed Individuals: "H.R. 10 Plans"

Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on these plans, such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code.

One of these limits, on the amount that the employee may contribute on a voluntary basis, is imposed by the annuity contract as well as by the Code. That limit for 2007 is the lesser of 100% of includible compensation or $15,500. The limit may be increased by up to $3,000 for certain employees with at least fifteen years of full-time equivalent service with an eligible employer, and by an additional $5,000 in 2007 for employees age 50 or older, provided that other applicable requirements are satisfied. Total combined employer and employee contributions for 2007 may not exceed the lesser of $45,000 or 100% of compensation. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an Investment.

(c) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as a traditional "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. The ability to deduct an IRA contribution to a traditional IRA is subject to limits based upon income levels, retirement plan participation status, and other factors. The maximum IRA (traditional and/or Roth) contribution for 2007 is the lesser of $4,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2007. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

If neither the Owner or the Owner's spouse is covered by an employer retirement plan, the IRA contribution may be fully deductible. If the Owner, or if filing jointly, the Owner or spouse, is covered by an employer retirement plan, the Owner may be entitled to only a partial (reduced) deduction or no deduction at all, depending on adjusted gross income, The rules concerning what constitutes "coverage" are complex and purchasers should consult their tax advisor or Internal Revenue Service Publication 590 for more details. The effect of income on the deduction, is sometimes called the adjusted gross income limitation (AGI limit). A modified AGI at or below a certain threshold level allows a full deduction of contributions regardless of coverage under an employer's plan. If you and your spouse are filing jointly and have a modified AGI of less than $83,000, your contribution may be fully deductible; if your income is between $83,000 and $93,000, your contribution may be partially deductible and if your income is $93,000 or more, your contribution may not be deductible. If you are single and your income is less than $52,000, your contribution may be fully deductible; if your income is between $93,000 and $103,000, your contribution may be partially deductible and if your income is $103,000 or more, your contribution may not be deductible. If you are married filing separately and you lived with your spouse at anytime during the year, and your income exceeds $10,000, none of your contribution may be deductible.

(d) Roth IRAs

Section 408(A) of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Contributions to a Roth IRA are not deductible but distributions are tax-free if certain requirements are satisfied. The maximum IRA (traditional and/or Roth) contribution for 2007 is the lesser of $4,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2007. Unlike traditional IRAs, to which everyone can contribute even if they cannot deduct the full contribution, Roth IRAs have income limitations on who can establish such a contract. Generally, you can contribute to a Roth IRA if you have taxable compensation and your modified adjusted gross income is less than: $166,000 for married filing jointly or qualifying widow(er), $10,000 for married filing separately and you lived with your spouse at any time during the year, and $114,000 for single, head of household, or married filing separately and you did not live with your spouse at any time during the year. Certain persons may be eligible to convert a traditional IRA into a Roth IRA.

Conversions into Roth IRAs normally require taxes to be paid on any previously untaxed amounts included in the amount converted. If the Contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service ("IRS"). Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e) Pension and Profit-Sharing Plans

Section 401(a) of the Code permits certain employers to establish various types of retirement plans, including 401(k) plans, for employees. However, governmental employers may not establish new 401(k) plans. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) Deferred Compensation Plans - Section 457(b)

Under Section 457(b) of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans, which may invest in annuity contracts. The Code, as in the case of employer sponsored retirement plans generally establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. Funds in a non-governmental 457(b) plan remain assets of the employer and are subject to claims by the creditors of the employer. As of January 1, 1999, all 457(b) plans of state and local governments must hold assets and income in a qualifying trust, custodial account, or annuity contract for the exclusive benefit of participants and their Beneficiaries.

ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001 AND PENSION PROTECTION ACT OF 2006

For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) expanded the range of eligible tax-free rollover distributions that may be made among qualified plans and increased contribution limits applicable to these plans. The changes made to the IRC by EGTRRA were scheduled to expire on December 31, 2010. The Pension Protection Act of 2006 made permanent those provisions of EGTRRA relating to IRAs and employer sponsored plans.

================================================================================
                            DISTRIBUTION OF CONTRACTS
================================================================================

The contracts are offered through AIG SunAmerica Capital Services, Inc., located at Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311-4992. AIG SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, formerly known as the National Association of Securities Dealers, Inc. The Company and AIG SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of AIG Retirement Services, Inc. No underwriting fees are paid in connection with the distribution of the contracts. Contracts are offered on a continuous basis.


================================================================================
                              FINANCIAL STATEMENTS
================================================================================


      The following financial statements of FS Variable Annuity Account Five are incorporated by reference to Form N-4, Post-Effective Amendment No. 11 under the Securities Act of 1933 and Amendment No. 12 under the Investment Company Act of 1940, File Nos. 333-118218 and 811-08369, filed on July 26, 2007, Accession No.
0000950137-07-010632:

     -   Report of Independent Registered Public Accounting Firm

     -   Statement of Assets and Liabilities as of April 30, 2007

     -   Schedule of Portfolio Investments as of April 30, 2007

     -   Statement of Operations for the year ended April 30, 2007

     - Statement of Changes in Net Assets for the years ended April 30, 2007 and 2006

     -   Notes to Financial Statements

The following financial statements of First SunAmerica Life Insurance Company are incorporated by reference to Form N-4, Post-Effective Amendment No. 10 under the Securities Act of 1933 and Amendment No. 11 under the Investment Company Act of 1940, File Nos. 333-118218 and 811-08369, filed on April 30, 2007, Accession
No. 0000950124-07-002493:

     -   Report of Independent Registered Public Accounting Firm

     -   Balance Sheet as of December 31, 2006 and 2005

     - Statement of Income and Comprehensive Income for the years ended December 31, 2006, 2005 and 2004

     - Statement of Cash Flows for the years ended December 31, 2006, 2005 and 2004

     -   Notes to Financial Statements

Financial statements (unaudited) of First SunAmerica Life Insurance Company at September 30, 2007 and December 31, 2006, and for the nine months ended September 30, 2007 and 2006, are included herein.

The financial statements of the Company should be considered only as bearing on the ability of the Company to meet its obligation under the contracts.

PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, California 90071, serves as the independent registered public accounting firm for the Separate Account and the Company. The audited financial statements referred to above are incorporated by reference in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                        INDEX TO THE FINANCIAL STATEMENTS

                                                                            Page
                                                                         Number(s)
                                                                         ---------
Balance Sheet (Unaudited) - September 30, 2007 and December 31, 2006         1
Statement of Income and Comprehensive Income (Loss) (Unaudited) - Nine
   Months Ended September 30, 2007 and 2006                                2 to 3
Statement of Cash Flows (Unaudited) - Nine Months Ended
   September 30, 2007 and 2006                                             4 to 5
Notes to Financial Statements (Unaudited)                                  6 to 8

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                                  BALANCE SHEET
                                   (Unaudited)

                                                                           September 30,   December 31,
                                                                                2007           2006
                                                                           -------------   ------------
                                                                                  (in thousands)
ASSETS
Investments and cash:
   Cash and short-term investments                                          $  118,168      $  108,236
   Bonds, notes and redeemable preferred stocks available for sale, at fair value (amortized cost: September 30, 2007, $4,921,215;
      December 31, 2006, $4,392,946)                                         4,800,899       4,371,073
   Mortgage loans                                                              449,715         401,855
   Policy loans                                                                 26,425          29,359
   Securities lending collateral, at fair value (cost: September 30,
      2007, $1,848,840; December 31, 2006, $1,176,064)                       1,805,771       1,176,064
                                                                            ----------      ----------
   Total investments and cash                                                7,200,978       6,086,587
Variable annuity assets held in separate accounts                              737,381         639,658
Accrued investment income                                                       47,546          41,708
Deferred acquisition costs                                                     306,216         239,287
Other deferred expenses                                                         84,164          61,876
Income taxes currently receivable from Parent                                    1,624          11,528
Deferred tax asset                                                               6,417              --
Other assets                                                                     3,499          11,718
                                                                            ----------      ----------
TOTAL ASSETS                                                                $8,387,825      $7,092,362
                                                                            ==========      ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
Reserves, payables and accrued liabilities:
   Reserves for fixed annuity and fixed accounts of variable annuity
      contracts                                                             $5,005,773      $4,422,165
   Reserves for universal life insurance contracts                             202,147         210,149
   Securities lending payable                                                1,848,840       1,176,064
   Payable to brokers                                                            2,405           6,020
   Other liabilities                                                            45,187          46,822
                                                                            ----------      ----------
Total reserves, payables and accrued liabilities                             7,104,352       5,861,220
Variable annuity liabilities related to separate accounts                      737,381         639,658
Deferred income taxes                                                               --          19,818
                                                                            ----------      ----------
Total liabilities                                                            7,841,733       6,520,696
                                                                            ----------      ----------
Shareholder's equity:
   Common stock                                                                  3,000           3,000
   Additional paid-in capital                                                  392,894         389,629
   Retained earnings                                                           208,847         185,129
   Accumulated other comprehensive loss                                        (58,649)         (6,092)
                                                                            ----------      ----------
Total shareholder's equity                                                     546,092         571,666
                                                                            ----------      ----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                  $8,387,825      $7,092,362
                                                                            ==========      ==========

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
               STATEMENT OF INCOME AND COMPREHENSIVE INCOME (LOSS)
              For the nine months ended September 30, 2007 and 2006
                                   (Unaudited)

                                                                                   2007       2006
                                                                                 --------   --------
                                                                                    (in thousands)
REVENUES
   Fee income:
      Variable annuity policy fees                                               $ 11,416   $  8,921
      Universal life insurance policy fees, net of reinsurance                      4,021      4,231
      Surrender charges                                                             6,466      5,209
                                                                                 --------   --------
   Total fee income                                                                21,903     18,361
   Premiums on reinsurance contract                                                    --     64,926
   Investment income                                                              222,271    182,520
   Net realized investment loss                                                   (27,139)   (13,150)
                                                                                 --------   --------
Total revenues                                                                    217,035    252,657
                                                                                 --------   --------
BENEFITS AND EXPENSES
   Interest expense:
      Fixed annuity and fixed accounts of variable annuity contracts              118,827     95,018
      Universal life insurance contracts                                            7,244      7,623
                                                                                 --------   --------
   Total interest expense                                                         126,071    102,641
   Amortization of bonus interest                                                   7,643      4,339
   Amortization of deferred acquisition costs                                      27,630     25,260
   Claims on universal life insurance contracts, net of reinsurance recoveries      2,003      3,248
   Claims on reinsurance contract                                                      --     21,008
   Guaranteed benefits                                                                809        433
   General and administrative expenses                                              9,523      8,061
   Annual commissions                                                               1,253        962
   Commissions on reinsurance contract                                                 --     29,981
                                                                                 --------   --------
Total benefits and expenses                                                       174,932    195,933
                                                                                 --------   --------
PRETAX INCOME                                                                      42,103     56,724
Income tax expense                                                                 18,385     19,733
                                                                                 --------   --------
NET INCOME                                                                       $ 23,718   $ 36,991
                                                                                 --------   --------

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
         STATEMENT OF INCOME AND COMPREHENSIVE INCOME (LOSS) (Continued)
              For the nine months ended September 30, 2007 and 2006
                                   (Unaudited)

                                                                                       2007       2006
                                                                                    ---------   -------
                                                                                       (in thousands)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Net unrealized loss on debt and equity securities available for sale and securities lending collateral identified in the current period, less
   related amortization of deferred acquisition costs and other deferred expenses   $(113,002)  $(3,677)
Reclassification adjustment for net realized loss included in net income               25,490     1,284
Income tax benefit                                                                     34,955       837
                                                                                    ---------   -------
OTHER COMPREHENSIVE LOSS                                                              (52,557)   (1,556)
                                                                                    ---------   -------
COMPREHENSIVE INCOME  (LOSS)                                                        $ (28,839)  $35,435
                                                                                    =========   =======

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                             STATEMENT OF CASH FLOWS
              For the nine months ended September 30, 2007 and 2006
                                   (Unaudited)

                                                             2007          2006
                                                         -----------   -----------
                                                               (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                               $    23,718   $    36,991
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Interest credited to:
      Fixed annuity contracts                                118,827        95,018
      Universal life insurance contracts                       7,244         7,623
   Net realized investment loss                               27,139        13,150
   Amortization of net premiums on investments                 2,905         3,101
   Amortization of deferred acquisition costs and
      other deferred expenses                                 35,273        29,599
   Acquisition costs deferred                                (51,564)      (43,060)
   Provision for deferred income taxes                         8,720         1,643
   Change in:
      Accrued investment income                               (5,838)       (6,654)
      Income taxes currently payable to/receivable
         from Parent                                           9,904        (6,782)
      Other assets                                             8,219        (3,847)
      Other liabilities                                       (3,504)        5,021
   Other, net                                                 (1,959)        4,425
                                                         -----------   -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                    179,084       136,228
                                                         -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of:
   Bonds, notes and redeemable preferred stocks           (1,100,246)   (1,179,169)
   Mortgage loans                                            (90,497)      (33,569)
Sales of:
   Bonds, notes and redeemable preferred stocks              389,631       532,196
   Common stocks                                                  --           697
Redemptions and maturities of:
   Bonds, notes and redeemable preferred stocks              156,224       187,935
   Mortgage loans                                             42,692        15,960
   Other investments, excluding short-term investments         2,001           109
Change in securities lending collateral                     (676,621)     (328,985)
                                                         -----------   -----------
NET CASH USED IN INVESTING ACTIVITIES                    $(1,276,816)  $  (804,826)
                                                         -----------   -----------

                See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                       STATEMENT OF CASH FLOWS (Continued)
              For the nine months ended September 30, 2007 and 2006
                                   (Unaudited)

                                                          2007         2006
                                                       ----------   ---------
                                                           (in thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Deposits received on:
   Fixed annuity contracts                             $  826,553   $ 734,978
   Universal life insurance contracts                       5,253       5,676
Net exchanges from the fixed accounts of variable
   annuity contracts                                      (29,761)    (23,584)
Withdrawal payments on:
   Fixed annuity contracts                               (277,546)   (238,352)
   Universal life insurance contracts                      (7,763)     (5,783)
Claims and annuity payments, net of reinsurance, on:
   Fixed annuity contracts                                (74,222)    (58,236)
   Universal life insurance contracts                     (10,891)    (17,466)
Change in securities lending payable                      672,776     328,985
Capital contributions                                       3,265     130,000
                                                       ----------   ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES               1,107,664     856,218
                                                       ----------   ---------
NET INCREASE IN CASH AND SHORT-TERM
   INVESTMENTS                                              9,932     187,620
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF
   PERIOD                                                 108,236      53,538
                                                       ----------   ---------
CASH AND SHORT-TERM INVESTMENTS AT END OF PERIOD       $  118,168   $ 241,158
                                                       ==========   =========
SUPPLEMENTAL CASH FLOW INFORMATION:
   Income taxes received from (paid to) Parent         $      240   $ (24,872)
                                                       ==========   =========
   Non-cash activity:
      Bonus interest and other deferrals credited to
         reserve for annuity contracts                 $   18,926   $  23,343
                                                       ==========   =========

                 See accompanying notes to financial statements

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION: First SunAmerica Life Insurance Company (the "Company") is a direct wholly owned subsidiary of SunAmerica Life Insurance Company (the "Parent"), which is a wholly owned subsidiary of AIG Retirement Services, Inc. ("AIGRS") (formerly AIG SunAmerica Inc.), a wholly owned subsidiary of American International Group, Inc. ("AIG").

     These unaudited condensed financial statements do not include certain financial information required by U.S. generally accepted accounting principles ("GAAP") for complete financial statements and should be read in conjunction with the audited financial statements and the related notes for the year ended December 31, 2006. In the opinion of management, these financial statements contain the normal recurring adjustments necessary for a fair statement of the results presented herein.

     INVESTMENTS: In 2007, the Company recorded realized losses of approximately $3,845,000 related to the securities lending collateral investments, primarily from the sale of mortgage-backed bonds held as collateral investments. The Company's ultimate parent, American International Group, Inc. ("AIG"), deposited funds in the collateral pool equal to the losses incurred between August 1 and September 28, 2007, and the Company recorded its allocated portion of such funds as a capital contribution of $3,265,000.

     As of September 30, 2007, the Company's securities lending collateral investments had a net unrealized loss of $43,069,000. AIG has agreed to make additional contributions up to a specified aggregate limit to offset losses incurred by its insurance subsidiaries from securities lending collateral investments.

     REINSURANCE: On November 1, 2004, the Company entered a contract to reinsure credit life and health insurance policies. The treaty was for one year with the option to renew annually and could be terminated by either party with 180 days advance notice. The Company allowed the contract to expire on October 31, 2006. The pretax income from the contract was $13,937,000 in 2006.

     RECENTLY ISSUED ACCOUNTING STANDARDS

     On September 19, 2005, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 provides guidance on accounting for internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards ("FAS") No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and for Realized Gains and Losses from the Sale of Investments". SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Internal replacements that result in a substantially changed contract are accounted for as a termination and a replacement contract. The provisions of SOP 05-1 became effective as of January 1, 2007. The Company's adoption of SOP 05-1 on January 1, 2007 did not have a material effect on the Company's financial condition or results of operations.

     On July 13, 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The Company's adoption of FIN 48 on January 1, 2007 did not have a material effect on the Company's financial condition or results of operations.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                   (Unaudited)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     FUTURE APPLICATION OF ACCOUNTING STANDARDS

     In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. FAS 157 will be effective January 1, 2008. The Company is currently assessing the effect of implementing this guidance.

     In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. FAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. FAS 159 will be effective January 1, 2008. The Company is currently assessing the effect of implementing this guidance, which depends on the nature and extent of items elected to be measured at fair value, upon initial application of the standard on January 1, 2008.

2.   COMMITMENTS AND CONTINGENT LIABILITIES

     Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquires involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

     In February 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice ("DOJ"), the Securities and Exchange Commission ("SEC"), the Office of the New York Attorney General ("NYAG") and the New York State Department of Insurance ("DOI"). The settlements resolved outstanding investigations conducted by the SEC, NYAG and DOI in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of the settlement, the Company obtained temporary permission from the SEC to continue to serve as a depositor for separate accounts. The Company received permanent permission from the SEC in September 2007.

     Various lawsuits against the Company have arisen in the ordinary course of business. Except as noted above, contingent liabilities arising from litigation, income taxes and regulatory and other matters are not considered material in relation to the financial position, results of operations or cash flows of the Company.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                   (Unaudited)

3.   RELATED-PARTY MATTERS

     The Company's insurance policy obligations are guaranteed by American Home Assurance Company ("American Home"), a subsidiary of AIG, and a member of an AIG intercompany pool. This guarantee is unconditional and irrevocable, and the Company's contract holders have the right to enforce the guarantee directly against American Home. American Home's statutory financial statements are contained in the Company's product filings with the SEC. Additionally, American Home files statutory annual and quarterly reports with the New York State Insurance Department, through which such reports are available to the public. The Company currently expects that the American Home guarantee will be terminated in 2008. However, the insurance obligations on contracts issued prior to termination of the American Home guarantee would continue to be covered by the guarantee, including obligations arising from purchase payments received after termination, until satisfied in full.

                          PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following financial statements are included or incorporated by reference herein, as indicated below, to this Registration Statement:

The following financial statements of FS Variable Annuity Account Five are incorporated by reference to Form N-4, Post-Effective Amendment No. 11 under the Securities Act of 1933 and Amendment No. 12 under the Investment Company Act of 1940, File Nos. 333-118218 and 811-08369, filed on July 26, 2007, Accession No.
0000950137-07-010632:

     -   Report of Independent Registered Public Accounting Firm

     -   Statement of Assets and Liabilities as of April 30, 2007

     -   Schedule of Portfolio Investments as of April 30, 2007

     -   Statement of Operations for the year ended April 30, 2007

     - Statement of Changes in Net Assets for the years ended April 30, 2007 and 2006

     -   Notes to Financial Statements

The following financial statements of First SunAmerica Life Insurance Company are incorporated by reference to Form N-4, Post-Effective Amendment No. 10 under the Securities Act of 1933 and Amendment No. 11 under the Investment Company Act of 1940, File Nos. 333-118218 and 811-08369, filed on April 30, 2007, Accession
No. 0000950124-07-002493:

     -   Report of Independent Registered Public Accounting Firm

     -   Balance Sheet as of December 31, 2006 and 2005

     - Statement of Income and Comprehensive Income for the years ended December 31, 2006, 2005 and 2004

     - Statement of Cash Flows for the years ended December 31, 2006, 2005 and 2004

     -   Notes to Financial Statements


Financial statements (unaudited) of First SunAmerica Life Insurance Company at September 30, 2007 and December 31, 2006, and for the nine months ended September 30, 2007 and 2006, are included herein.


(b) Exhibits


(1)   Resolutions Establishing Separate Account.............................   2
(2)   Custody Agreements....................................................   Not Applicable
(3)   (a)  Form of Distribution Contract....................................   3
      (b)  Form of Selling Agreement........................................   3
(4)   Variable Annuity Contract
      (a)  Death Benefit Endorsement........................................   3
      (b)  Optional Guaranteed Minimum Account Value Endorsement............   3
      (c)  Optional Guaranteed Minimum Withdrawal Benefit Endorsement.......   5
      (d)  Optional Guaranteed Minimum Withdrawal Benefit Maximum
           Anniversary Value Endorsement....................................   7
      (e)  Optional Guaranteed Minimum Withdrawal Benefit Maximum
           Anniversary Value Rider (GMWB for Life)..........................   8
      (f)  Optional Guaranteed Minimum Withdrawal Benefit For Two Lives
           Rider (GMWB for Joint Lives).....................................   8
      (g)  Seasons Elite Variable Annuity Contract..........................   9
      (h)  Maximum Anniversary Value Optional Death Benefit Endorsement.....   9
      (i)  Nursing Home Rider...............................................   9
      (j)  Form of Optional Guaranteed Minimum Withdrawal Benefit
           Endorsement (GMWB Option 1 with Bonus for Single Life)...........   Filed Herewith
      (k)  Form of Optional Guaranteed Minimum Withdrawal Benefit
           Endorsement (GMWB Option 1 with Bonus for Two Lives).............   Filed Herewith

      (l)  Form of Optional Guaranteed Minimum Withdrawal Benefit
           Endorsement (GMWB Option 2 with Bonus for Single Life)...........   Filed Herewith
      (m)  Form of Optional Guaranteed Minimum Withdrawal Benefit
           Endorsement (GMWB Option 2 with Bonus for Two Lives).............   Filed Herewith
(5)   (a)  Application for Contract.........................................   4
(6)   Corporate Documents of Depositor
      (a)  Amended and Restated Certificate of Incorporation................   1
      (b)  Amended and Restated By-laws dated December 19, 2001.............   1
(7)   Reinsurance Contract..................................................   Not Applicable
(8)   Material Contracts
      (a)  Form of Seasons Series Trust Fund Participation Agreement........   3
(9)   Opinion of Counsel and Consent of Depositor...........................   Filed Herewith
(10)  Consent of Independent Registered Public Accounting Firm..............   Filed Herewith
(11)  Financial Statements Omitted from Item 23.............................   Not Applicable
(12)  Initial Capitalization Agreement......................................   Not Applicable
(13)  Other
      (a)  Diagram and Listing of All Persons Directly or Indirectly
           Controlled By or Under Common Control with First SunAmerica Life
           Insurance Company, the Depositor of Registrant...................   10
      (b)  Power of Attorney -- First SunAmerica Life Insurance Company
           Directors........................................................   11
      (c)  Support Agreement of American International Group, Inc...........   6


---------------

 1 Incorporated by reference to Post-Effective Amendment No. 5 and Amendment No.
   7, File Nos. 033-85014 and 811-08810, filed on January 30, 1998, Accession No. 0000950148-98-000132.

 2 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No.
   1, File Nos. 333-118218 and 811-08369, filed on December 9, 2004, Accession No. 0001193125-04-210437.


 3 Incorporated by reference to Initial Registration Statement, File Nos.
   333-116026 and 811-08369, filed on May 28, 2004, Accession No.
   0001193125-04-096250.



 4 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No.
   1, File Nos. 333-116026 and 811-08369, filed on February 1, 2005, Accession No. 0001193125-05-016305.



 5 Incorporated by reference to Post-Effective Amendment No. 1 and Amendment No.
   2, File Nos. 333-116026 and 811-08369, filed on April 25, 2005, Accession No. 0001193125-05-083915.



 6 Incorporated by reference to Post-Effective Amendment No. 2 and Amendment No.
   3, File Nos. 333-116026 and 811-08369, filed on August 29, 2005, Accession No. 000950129-05-008800.



 7 Incorporated by reference to Post-Effective Amendment No. 6 and Amendment No.
   7, File Nos. 333-102137 and 811-08810, filed on October 21, 2005, Accession No. 000950129-05-009958.



 8 Incorporated by reference to Post-Effective Amendment No. 6 and Amendment No.
   7, File Nos. 333-118218 and 811-08369, filed on May 1, 2006, Accession No. 0000950129-06-004662.



 9 Incorporated by reference to Post-Effective Amendment No. 8 and Amendment No.
   9, File Nos. 333-118218 and 811-08369, filed on September 21, 2006, Accession No. 0000950124-06-005438.



10 Incorporated by reference to Post-Effective Amendment No. 10 and Amendment
   No. 11, File Nos. 333-118218 and 811-08369, filed on April 30, 2007,
   Accession No. 0000950124-07-002493.



11 Incorporated by reference to Initial Registration Statement, File Nos.
   333-146455 and 811-08369, filed on October 2, 2007, Accession No. 0000950124-07-004979.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

(a) The officers and directors of First SunAmerica Life Insurance Company, Depositor, are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.


NAME                                                                   POSITION
----                                                                   --------
Jay S. Wintrob...................................  Director, Chief Executive Officer and President
Michael J. Akers(2)..............................  Director and Senior Vice President
N. Scott Gillis(1)...............................  Director, Senior Vice President and Chief
                                                   Financial Officer
Jana W. Greer(1).................................  Director and Executive Vice President
Bruce R. Abrams(2)...............................  Director and Executive Vice President
Christine A. Nixon...............................  Director, Senior Vice President and Secretary
M. Bernard Aidinoff(5)...........................  Director
Patrick J. Foley(6)..............................  Director
Cecil C. Gamwell III(7)..........................  Director
Jack R. Harnes(8)................................  Director
David L. Herzog(3)...............................  Director
John I. Howell(9)................................  Director
Christopher J. Swift(3)..........................  Director
Stewart R. Polakov(1)............................  Senior Vice President and Controller
Edwin R. Raquel(1)...............................  Senior Vice President and Chief Actuary
Mallary L. Reznik................................  Senior Vice President and General Counsel
Timothy W. Still(1)..............................  Senior Vice President
Gavin D. Friedman................................  Vice President and Deputy General Counsel
William T. Devanney, Jr..........................  Vice President
Roger E. Hahn(4).................................  Vice President
Tracey E. Harris(2)..............................  Vice President
Rodney A. Haviland(1)............................  Vice President
Sharla A. Jackson(10)............................  Vice President
Frank J. Julian(1)...............................  Vice President and Chief Compliance Officer
Michelle H. Powers(2)............................  Vice President
Stephen J. Stone(1)..............................  Vice President
Monica F. Suryapranata(1)........................  Vice President and Variable Annuity Product
                                                   Controller
Edward T. Texeria(1).............................  Vice President
Virginia N. Puzon................................  Assistant Secretary


---------------

 (1) 21650 Oxnard Street, Woodland Hills, CA 91367

 (2) 2929 Allen Parkway, Houston, TX 77019

 (3) 70 Pine Street, New York, NY 10270

 (4) 2727 Allen Parkway, Houston, TX 77019

 (5) Sullivan & Cromwell, 125 Broad Street, New York, NY 10004

 (6) 130 Water Street, New York, NY 10005

 (7) 419 West Beach Road, Charlestown, RI 02813

 (8) 64 South Quaker Hill Road, Pawling, NY 12564

 (9) 148 Wellington Lane, Springfield Center, NY 13468


(10) 205 East 10th Street, Amarillo, TX 79101

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT


The Registrant is a separate account of First SunAmerica Life Insurance Company (Depositor). Depositor is a subsidiary of American International Group, Inc. ("AIG"). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 13(a). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787, Accession Number 0000950123-07-003026, filed March 1, 2007.


ITEM 27.  NUMBER OF CONTRACT OWNERS

SALE OF THIS CONTRACT HAVE NOT YET BEGUN.

ITEM 28.  INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

FIRST SUNAMERICA LIFE INSURANCE COMPANY

Section 719 of the Business Corporation Law of the State of New York permits the indemnification of directors, officers, employees and agents of New York corporations. Section 10 of the Third Article of the Company's Amended and Restated Certificate of Incorporation and Article Fifteen of the Company's parent, AIG Retirement Services, Inc., By-Laws provide for the indemnification of directors and officers to the full extent required or permitted by the law, including the advance of expenses under the procedures set forth herein. In addition, the Company's officers and directors are covered by certain directors' and officers' liability insurance policies maintained by the Company's parent.

Additionally, pursuant to the Distribution Agreement filed as Exhibit 3(a) to this Registration Statement, Depositor has agreed to indemnify and hold harmless AIG SunAmerica Capital Services, Inc. ("Distributor") for damages and expenses arising out of (1) any untrue statement or alleged untrue statement of a material fact contained in materials prepared by Depositor in conjunction with the offer and sale of the contracts, or Depositor's failure to comply with applicable law or other material breach of the Distribution Agreement. Likewise, the Distributor has agreed to indemnify and hold harmless Depositor and its affiliates, including its officers, directors and the separate account, for damages and expenses arising out of any untrue statement or alleged untrue statement of a material fact contained in materials prepared by Distributor in conjunction with the offer and sale of the contracts, or Distributor's failure to comply with applicable law or other material breach of the Distribution Agreement.

Pursuant to the Selling Agreement, a form of which is filed as Exhibit 3(b) to this Registration Statement, Depositor and Distributor are generally indemnified by selling broker/dealers firms from wrongful conduct or omissions in conjunction with the sale of the contracts.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) AIG SunAmerica Capital Services, Inc. acts as distributor for the following investment companies:

    AIG SunAmerica Life Assurance Company -- Variable Separate Account
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account One AIG SunAmerica Life Assurance Company -- Variable Annuity Account Two AIG SunAmerica Life Assurance Company -- Variable Annuity Account Four AIG SunAmerica Life Assurance Company -- Variable Annuity Account Five

        AIG SunAmerica Life Assurance Company -- Variable Annuity Account Seven AIG SunAmerica Life Assurance Company -- Variable Annuity Account Nine
First SunAmerica Life Insurance Company -- FS Variable Separate Account
First SunAmerica Life Insurance Company -- FS Variable Annuity Account One First SunAmerica Life Insurance Company -- FS Variable Annuity Account Two First SunAmerica Life Insurance Company -- FS Variable Annuity Account Five First SunAmerica Life Insurance Company -- FS Variable Annuity Account Nine
AIG Series Trust
SunAmerica Series Trust
SunAmerica Equity Funds
SunAmerica Income Funds
SunAmerica Focused Series, Inc.
SunAmerica Money Market Funds, Inc.
SunAmerica Senior Floating Rate Fund, Inc.

(b) Directors, Officers and principal place of business:


OFFICER/DIRECTORS*                                               POSITION
------------------                                               --------
Peter A. Harbeck.............................  Director
James T. Nichols.............................  Director, President & Chief Executive Officer
William J. Kuzmich...........................  Director
Debbie Potash-Turner.........................  Senior Vice President & Chief Financial
                                               Officer
Frank Curran.................................  Controller
Joseph D. Neary..............................  Chief Compliance Officer
John T. Genoy................................  Vice President
Mallary L. Reznik**..........................  Vice President
Kathleen S. Stevens..........................  Manager, Compliance
Christine A. Nixon**.........................  Secretary
Virginia N. Puzon**..........................  Assistant Secretary


---------------

 * Unless otherwise indicated, the principal business address of AIG SunAmerica Capital Services, Inc. and of each of the above individuals is Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311.

** Principal business address is 1 SunAmerica Center, Los Angeles, California
   90067.

(c) AIG SunAmerica Capital Services, Inc. retains no compensation or commissions from the Registrant.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and its rules are maintained by Depositor at 21650 Oxnard Ave., Woodland Hills, California 91367.

ITEM 31.  MANAGEMENT SERVICES

Not Applicable.

ITEM 32.  UNDERTAKINGS

GENERAL REPRESENTATIONS

The Registrant hereby represents that it is relying on the No-Action Letter issued by the Division of Investment Management to the American Council of Life Insurance dated November 28, 1988 (Commission Ref. No. IP-6-88). Registrant has complied with conditions one through four on the No-Action Letter.

Depositor represents that the fees and charges to be deducted under the Contracts described in the prospectus contained in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Depositor in accordance with Section 26(f)(2)(A) of the Investment Company Act of 1940.

UNDERTAKINGS OF THE REGISTRANT

Registrant undertakes to: (a) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (b) include either (1) as part of any application to purchase a contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information; and (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

                                   SIGNATURES



As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, FS Variable Annuity Account Five has caused this Pre-Effective Amendment No. 2 and Amendment No. 2 to its Registration Statement on Form N-4 (File No. 333-146455) to be signed on its behalf by the undersigned, in the City of Los Angeles, and the State of California, on this 30th day of January, 2008.


                                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                        (Registrant)

                                        By: FIRST SUNAMERICA LIFE INSURANCE
                                        COMPANY

                                        By:       /s/ JAY S. WINTROB
                                          --------------------------------------
                                                     JAY S. WINTROB,
                                                 CHIEF EXECUTIVE OFFICER

                                        By: FIRST SUNAMERICA LIFE INSURANCE
                                        COMPANY
                                        (Depositor)

                                        By:       /s/ JAY S. WINTROB
                                          --------------------------------------
                                                     JAY S. WINTROB,
                                                 CHIEF EXECUTIVE OFFICER

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                    SIGNATURE                                      TITLE                          DATE
                    ---------                                      -----                          ----

JAY S. WINTROB*                                      Chief Executive Officer, President     January 30, 2008
------------------------------------------------                 & Director
JAY S. WINTROB                                         (Principal Executive Officer)


BRUCE R. ABRAMS*                                                  Director                  January 30, 2008
------------------------------------------------
BRUCE R. ABRAMS


M. BERNARD AIDINOFF*                                              Director                  January 30, 2008
------------------------------------------------
M. BERNARD AIDINOFF


MICHAEL J. AKERS*                                                 Director                  January 30, 2008
------------------------------------------------
MICHAEL J. AKERS


PATRICK J. FOLEY*                                                 Director                  January 30, 2008
------------------------------------------------
PATRICK J. FOLEY


CECIL C. GAMWELL III*                                             Director                  January 30, 2008
------------------------------------------------
CECIL C. GAMWELL III

                    SIGNATURE                                      TITLE                          DATE
                    ---------                                      -----                          ----


N. SCOTT GILLIS*                                        Senior Vice President, Chief        January 30, 2008
------------------------------------------------        Financial Officer & Director
N. SCOTT GILLIS                                        (Principal Financial Officer)


JANA W. GREER*                                                    Director                  January 30, 2008
------------------------------------------------
JANA W. GREER


JACK R. HARNES*                                                   Director                  January 30, 2008
------------------------------------------------
JACK R. HARNES


DAVID L. HERZOG*                                                  Director                  January 30, 2008
------------------------------------------------
DAVID L. HERZOG


JOHN I. HOWELL*                                                   Director                  January 30, 2008
------------------------------------------------
JOHN I. HOWELL


CHRISTINE A. NIXON*                                               Director                  January 30, 2008
------------------------------------------------
CHRISTINE A. NIXON


CHRISTOPHER J. SWIFT*                                             Director                  January 30, 2008
------------------------------------------------
CHRISTOPHER J. SWIFT


STEWART R. POLAKOV*                                      Senior Vice President and          January 30, 2008
------------------------------------------------                 Controller
STEWART R. POLAKOV                                     (Principal Accounting Officer)


/s/ MANDA GHAFERI                                             Attorney-in-Fact              January 30, 2008
------------------------------------------------
*MANDA GHAFERI

                                 EXHIBIT INDEX



EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
 (4)(j)        Form of Optional Guaranteed Minimum Withdrawal Benefit
               Endorsement (GMWB Option 1 with Bonus for Single Life)
 (4)(k)        Form of Optional Guaranteed Minimum Withdrawal Benefit
               Endorsement (GMWB Option 1 with Bonus for Two Lives)
 (4)(l)        Form of Optional Guaranteed Minimum Withdrawal Benefit
               Endorsement (GMWB Option 2 with Bonus for Single Life)
 (4)(m)        Form of Optional Guaranteed Minimum Withdrawal Benefit
               Endorsement (GMWB Option 2 with Bonus for Two Lives)
 (9)           Opinion of Counsel and Consent of Depositor
(10)           Consent of Independent Registered Public Accounting Firm